Exhibits to Form 20-F

Exhibit Number	Description	Remarks
Exhibit 19.1	Memorandum and Articles of Association of AngloGold Limited as in effect on May 6, 2008	Incorporated by reference to Exhibit 19.1 of AngloGold's annual report on Form 20-F filed with the Securities and Exchange Commission on May 19, 2008
Exhibit 19.4.1.1	AngloGold Limited Share Incentive Scheme in effect April 4, 2003	Incorporated by reference to Exhibit 19.4(c) of AngloGold's annual report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002
Exhibit 19.4.1.2	Bonus Share Plan in effect on May 6, 2008	Incorporated by reference to Exhibit 19.4.1.2 of AngloGold's annual report on Form 20-F filed with the Securities and Exchange Commission on May 19, 2008
Exhibit 19.4.1.3	Long-Term Incentive Plan in effect April 29, 2005	Incorporated by reference to Exhibit 19.4.1.3 of AngloGold Ashanti's annual report on Form 20-F filed with the Securities and Exchange Commission on March 20, 2006
Exhibit 19.4.1.4	Letter confirming appointment of M Cutifani as chief executive officer of AngloGold Ashanti Limited	Incorporated by reference to Exhibit 19.4.1.5 of AngloGold's annual report on Form 20-F filed with the Securities and Exchange Commission on May 19, 2008
Exhibit 19.4.1.5	Retainer agreement of M Cutifani with AngloGold Ashanti International Services Limited	Incorporated by reference to Exhibit 19.4.1.6 of AngloGold's annual report on Form 20-F filed with the Securities and Exchange Commission on May 19, 2008
Exhibit 19.4.1.6	Sale and Purchase Agreement dated January 27, 2009 among AngloGold Ashanti Australia Limited, AngloGold Ashanti Limited, Saddleback Investments Pty Ltd, Newmont Boddington Pty Ltd, Newmont Mining Corporation, Newmont Australia Limited and BGM Management Company Pty Ltd.	
Exhibit 19.6	Statement regarding how loss/earnings per share information was calculated	See note 9 to the consolidated financial statements
Exhibit 19.8	List of AngloGold Ashanti Limited subsidiaries	
Exhibit 19.12.1	Certification of Mark Cutifani, Chief Executive Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
Exhibit 19.12.2	Certification of Srinivasan Venkatakrishnan, Chief Financial Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	

Exhibit 19.13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 19.15.1 (a and b)	Consents of Ernst & Young, independent registered public accounting firm
Exhibit 19.15.2 (a and b)	Consents of KPMG, independent registered public accounting firm
Exhibit 19.15.3	Consent of BDO Stoy Hayward, independent registered public accounting firm

Sale and Purchase Agreement

Boddington Gold Mine Joint Venture
Sale of AngloGold's BGM Interest

AngloGold Ashanti Australia Limited
ABN 42 008 737 424

AngloGold Ashanti Limited
ARBN 090 101 170

Saddleback Investments Pty Ltd
ACN 134 978 224

Newmont Boddington Pty Ltd
ABN 32 062 936 547

Newmont Mining Corporation
ARBN 099 065 997

Newmont Australia Limited
ABN 86 009 295 765

BGM Management Company Pty Ltd
ABN 45 101 199 731

CONTENTS

SALE AND PURCHASE AGREEMENT

DATE 27 January 2009

PARTIES

AngloGold Ashanti Australia Limited
ABN 42 008 737 424
of Level 13, St Martin's Tower, 44 St Georges Terrace, Perth WA 6000
(**Vendor**)

AngloGold Ashanti Limited
ARBN 090 101 170
of 76 Jeppe Street, Newtown
Johannesburg, South Africa
(**AngloGold Ashanti**)

Saddleback Investments Pty Ltd
ACN 134 978 224
of Level 1, 388 Hay Street, Subiaco WA 6008
(**Purchaser**)

Newmont Boddington Pty Ltd
ABN 32 062 936 547
of Level 1, 388 Hay Street, Subiaco WA 6008
(**Newmont Boddington**)

Newmont Mining Corporation
ARBN 099 065 997
of 6363 South Fiddler's Green Circle
Greenwood Village, Colorado, 80111 USA
(**NMC**)

Newmont Australia Limited
ABN 86 009 295 765
of Level 1, 388 Hay Street, Subiaco WA 6008
(**NAL**)

BGM Management Company Pty Ltd
ABN 45 101 199 731
of Level 1, 388 Hay Street, Subiaco WA 6008
(**Manager**)

RECITALS

A. Under the Joint Venture Agreement, the current Joint Venturers and the corresponding Proportionate Shares of their BGM Interests are as follows:

Vendor	33 and 3/9%; and
Newmont Boddington	66 and 6/9%.

B. The Vendor has agreed to sell and the Purchaser has agreed to purchase the Sale Interest on the terms and conditions set out in this agreement.

OPERATIVE PROVISIONS

1. **INTERPRETATION**

1.1 **Definitions**

In this agreement, the following definitions apply unless the context requires otherwise.

2008 Cash Call Deficit means US$8,000,000.

ACCC means the Australian Competition and Consumer Commission.

AGA 2007 Credit Facility means the Syndicated Loan Facility Agreement dated 13 December 2007 among AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated, the Vendor, AngloGold Ashanti, various lenders and Dresdner Bank AG, Nierderlassung Luxembourg as facility agent.

AGA 2008 Credit Facility means the Syndicated Loan Facility Agreement dated 20 November 2008 among AngloGold Ashanti Holdings plc, AngloGold Ashanti, AngloGold Ashanti USA Incorporated, the Vendor and Standard Chartered Bank.

AGA Credit Facilities means the AGA 2007 Credit Facility and the AGA 2008 Credit Facility, collectively.

Applications means applications for the Tenements that are not granted as at the date of this agreement or as at Completion.

ASIC means the Australian Securities and Investments Commission.

Assumed Liabilities means all Liabilities and obligations of the Vendor in its capacity as a Joint Venturer (other than income tax for which the Vendor is liable) whether arising, or relating to the period, before, on or after the date of this agreement including all such Liabilities relating to or arising out of the Sale Interest, any Contract, Tenement (including in connection with the registered ownership of any mining tenements including mining leases M70/21-25 (inclusive)) or other Joint Venture Asset, except as expressly set out in clause 9.5.

Authorisation means:

(a) an authorisation, consent, declaration, exemption, notarisation or waiver, however it is described; and

(b) in relation to anything that could be prohibited or restricted by law if a Government Agency acts in any way within a specified period, the expiry of that period without that action being taken.

Bankruptcy Event means, with respect to the affected party:

(a) the entry of an order for relief or declaration of bankruptcy under the Bankruptcy Code;

(b) the filing by such party of a petition in bankruptcy or a petition for relief under the Bankruptcy Code or any other applicable federal or state bankruptcy or insolvency statute or any similar law;

(c) the expiration of sixty (60) days after the filing of an involuntary petition under the Bankruptcy Code or an involuntary petition seeking liquidation, reorganisation, arrangement or readjustment of such party's debts under any other federal or state insolvency law, unless that petition is vacated, set aside or stayed within the sixty (60) day period; or

(d) an application by such party for the appointment of a receiver for the assets of such party.

Bankruptcy Code means the U.S. Bankruptcy Code of 1978.

BBAW means BHP Billiton Aluminium (Worsley) Pty Ltd (ABN 33 088 336 921).

BGM Interest means, in relation to a Joint Venturer:

(a) that Joint Venturer's interest as tenant in common in the Joint Venture Assets; and

(b) the rights (subject to the obligations attaching thereto) under the Project Agreements and all other agreements relating specifically to, or to the interest of, that Joint Venturer in the BGM Project,

excluding, for the avoidance of doubt, the benefit and burden of the Product Sales Documents.

BGM Management Agreement means the Restated BGM Management Agreement dated 17 November 2006 between Newmont Boddington, the Vendor and the Manager.

BGM Project has the meaning given in the Joint Venture Agreement.

Blackout Period has the meaning given in schedule 5.

Bridge Loan Facility has the meaning given in clause 3.1(e).

Business Day means a day that is not a Saturday, Sunday or public holiday in Perth, Western Australia.

Called Sum has the meaning given in the Joint Venture Agreement.

Cash Completion Amount means the amount of US$750,000,000 (seven hundred fifty million United States dollars).

Claim means, in relation to any person, a claim, action, proceeding, judgment, damage, loss, costs, expense or liability incurred by or to or made or recovered by or against the person, however arising and whether present, unascertained, immediate, future or contingent.

Claimant has the meaning given in clause 13.6(e).

Commitment Letter means the final and executed commitment letter in respect of the Bridge Loan Facility dated 25 January 2009 between NMC and Newmont USA Limited (on the one hand) and JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Bank of Montreal, BMO Capital Markets (on the other) including the term sheet attached thereto, certified by an officer of NMC to be a true copy.

Completion means completion of the transactions contemplated by this agreement in accordance with clause 6.

Completion Date means 5 Business Days after the date of satisfaction or, if permissible, waiver, of the conditions in clause 3.1 (other than the condition in clause 3.1(e)(ii)), or such other date as is agreed by the parties in writing.

Confidential Information means any information that relates to the Sale Interest, the Joint Venture or any of the Joint Venture Assets in the possession or under the control of the Vendor or a Vendor Affiliate.

Contracts means any document, agreement, understanding or arrangement, excluding the Project Agreements, to or by which the Vendor is bound and is a party (either as a signatory with the other Joint Venturers, as authorised agent for the Joint Venture, or through the agency of the Manager) and which forms part of or affects or relates to the Joint Venture or the Sale Interest at Completion.

Controller means, in relation to a person's property:

(a) a receiver or receiver and manager of that property; or

(b) anyone else who (whether or not as agent for the person) is in possession, or has control, of that property to enforce an Encumbrance.

Corporations Act means the *Corporations Act 2001* (Cth).

Deed of Assignment and Assumption (Other Contracts) means a deed of assignment and assumption in the form of the document set out in schedule 15.

Deed of Assignment and Assumption Product Sales Documents means a deed in the form of the document set out in schedule 12.

Deed of Covenant and Release – Sotico Agreements means a deed in the form of the document set out in schedule 10 or any other form required by the third parties which are counterparties to that deed.

Deed of Covenant and Release Hedges Gold Mine Sale and Purchase Agreement means a deed in the form of the document set out in schedule 9 or any other form required by the third parties which are counterparties to that deed.

Deed of Covenant Worsley Transfer Agreement & Letter Agreement means a deed in the form of the document set out in schedule 11.

Deed of Release (AGAA Boddington Gold Mine Deed of Cross Charge) means a deed in the form of the document set out in schedule 7.

Deeds of Sublease means:

(a) the deed entitled "Deed of Sublease" between BBAW and the Vendor dated 28 February 2007, granting a non-bauxite sublease in relation to a 30% registered interest in mining leases M70/21-25 (inclusive); and

(b) the deed entitled "Deed of Sublease" between JAA and the Vendor dated 28 February 2007, granting a non-bauxite sublease in relation to a $3^1/_3$% registered interest in mining leases M70/21-25 (inclusive).

Defaulting Party has the meaning given in clause 15.1.

Department means the Western Australian Department of Mines and Petroleum.

Designated Affiliate has the meaning given in clause 7.5(a)(ii).

Disponee's Deed of Covenant (BBAW Sublease) means a disponee's deed of covenant in the form set out in schedule 3 or any other form required by the third party which is a counterparty to that deed.

Disponee's Deed of Covenant (JAA Sublease) means a disponee's deed of covenant in the form set out in schedule 4 or any other form required by the third party which is a counterparty to that deed.

Disponee's Deed of Covenant (Restated Boddington Gold Mine Cross Operation Agreement) means a disponee's deed of covenant in the form set out in schedule 6.

Encumbrance means any mortgage, lien, charge, pledge, assignment, claim, retention of title, security, preferential right, net profit interest, right of first refusal or pre-emptive right or other encumbrance or third party interest of any nature whatsoever, whether registered or unregistered and "**Encumbrances**" shall be construed accordingly.

End Date means 30 June 2009 or such later date as the parties may agree in writing.

Environment means all components of the earth, including:

(a) land, air and water;

(b) any layer of the atmosphere;

(c) any organic or inorganic matter;

(d) any living organism; and

(e) natural, man-made or modified features or structures,

and includes ecosystems and all elements of the biosphere.

Environmental Law means any law which regulates or has as its objective the protection or enhancement of any aspect of the Environment, occupational health and safety, or the

protection of public health and welfare, and for the avoidance of doubt, includes any Environmental Law enacted before and after the date of this agreement.

Excluded Contract means any document, agreement, understanding or arrangement to which the Vendor is a party and which was not provided to the Purchaser prior to the date of the agreement, but does not include any Contract.

Executive Committee has the meaning given in the Joint Venture Agreement.

General Deed of Assignment BGM Interest means a deed in the form of the document set out in schedule 8.

Government Agency means:

(a) a government or government department or other body;

(b) a governmental, semi-governmental or judicial person; or

(c) a person (whether autonomous or not) who is charged with the administration of a law.

Gross Negligence means an act or omission done or omitted to be done with wanton or reckless disregard for the consequences of that act or omission.

GST has the meaning given in section 195-1 of the GST Act.

GST Act means *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

Guaranteed Moneys is defined in clause 20.1(a)(i).

Insolvency Event means, in relation to a person:

(a) an order being made, or the person passing a resolution, for its winding up;

(b) an application being made to a court for an order for its winding up, unless the application is withdrawn or dismissed within 10 Business Days;

(c) an administrator being appointed to the person;

(d) (i) the person resolving to appoint a Controller or analogous person to the person or any of the person's property;

 (ii) an application being made to a court for an order to appoint a Controller, provisional liquidator, trustee for creditors or in bankruptcy or analogous person to the person or any of the person's property, unless the application is withdrawn or dismissed within 10 Business Days; or

 (iii) an appointment of the kind referred to in subparagraph (ii) being made (whether or not following a resolution or application);

(e) the appointment of a receiver to any of the person's property;

(f) the person is otherwise insolvent as that term is used in section 95A(2) of the Corporations Act; or

(g) an event having a substantially similar effect to an event described in any of paragraphs (a) to (f) happens in connection with a person,

unless this takes place as part of a solvent reconstruction, amalgamation, merger or consolidation.

Interest Rate on a day means the per annum rate of interest known as "London Interbank Offered Rate" for deposits of United States dollars for a period of three months as determined from the applicable Reuters page as at 11:00 am (London time) on that day or, if that day is not a Business Day on the last preceding Business Day.

JAA means Japan Alumina Associates (Australia) Pty Ltd (ABN 42 008 907 524).

Joint Venture has the meaning given to it in the Joint Venture Agreement.

Joint Venture Agreement means the Further Restated BGM Joint Venturers Agreement dated 17 November 2006 between Newmont Boddington, the Vendor and the Manager.

Joint Venture Assets has the meaning given to it in the Joint Venture Agreement.

Joint Venturer has the meaning given to it in the Joint Venture Agreement.

Landgate means the Western Australian Land Information Authority established under the *Land Information Authority Act 2006* (WA).

Legal Liability means a duty, liability or obligation affecting the person concerned, however it arises and whether it is present or future, fixed or unascertained, actual or contingent.

Liabilities means Claims, Losses, liabilities (including Legal Liabilities), costs or expenses of any kind and however arising, including under Environmental Laws or relating to the Environment, and including those which are prospective or contingent and those the amount of which for the time being is not ascertained or ascertainable.

Loss means a damage, loss, cost, expense or liability incurred by the person concerned, however it arises and whether it is present or future, fixed or unascertained, actual or contingent.

Material Adverse Effect has the meaning given in clause 17(b).

Mining Act means the *Mining Act 1978* (WA).

Net Project Costs means the net amount of the Called Sums and the Project Receipts set out in a statement that the Vendor gives the Purchaser under and in accordance with clause 5.

Newmont Boddington Cross Charge means the deed of cross charge entered into by Newmont Boddington under clause 8.6 of the Joint Venture Agreement.

NMC Shares means shares of common stock, par value US$1.60 per share, of NMC.

Notice Date has the meaning given in clause 13.6(b)(i).

Order in Council means an official declaration made by the Governor General of Australia or a Governor of a State of Australia on the advice of the executive council of the Commonwealth Government of Australia or the Government of any State of Australia (as applicable).

Payor has the meaning given in clause 13.6(e).

Performance Bonds means the security bonds and any other securities, guarantees or bonds relating to the Tenements as set out in Part A of schedule 16.

Permitted Encumbrance means:

(a) the terms and conditions of the Project Agreements and the Contracts, and any Encumbrance imposed or created in accordance with the express terms of the Project Agreements;

(b) the terms and conditions of an instrument of title in respect of the Tenements;

(c) the provisions of all relevant statutes, statutory regulations, by-laws and ordinances of any Government Agency having jurisdiction and Orders in Council which create Encumbrances in favour of Government Agencies by ordinary operation of statutes (unless there is default in payment of money secured by such Encumbrance by the Vendor);

(d) in respect of constituent parts of the Sale Interest, any mechanic's, workman's or other like liens arising in the ordinary course of the business of the Joint Venture and any retention of title arrangement undertaken in the ordinary course of the business of the Joint Venture; and

(e) any other Encumbrance, ascertainable from the publicly accessible registers maintained by the Department or by Landgate, to which any Joint Venture Asset is subject, as at 23 January 2009.

Post Completion Amount means the amount of US$240 million (two hundred forty million United States dollars).

Post Completion Share Issuance Date has the meaning given in clause 7.5(a).

Post Completion Share Issuance Notice has the meaning given in clause 7.5(c)(i).

Post Completion Share Issuance Notice Date has the meaning given in clause 7.5(c)(i).

Pre-Completion Period means the period commencing on the Valuation Date and ending on the Completion Date.

Product Sales Documents means the Consulting Agreement and the Copper Sales MoAs as those terms are defined in the Deed of Assignment and Assumption Product Sales Documents.

Project Agreements has the meaning given in the Joint Venture Agreement.

Project Receipts means any and all revenue and proceeds payable to the Vendor, in its capacity as the holder (prior to Completion) of the Sale Interest.

Proportionate Share has the meaning given in the Joint Venture Agreement.

Purchase Price means the aggregate of the Cash Completion Amount and the Post Completion Amount, as adjusted by the 2008 Cash Call Deficit.

Purchaser Affiliate means:

(a) any entity (including a natural person, body corporate, partnership or trust) which the Purchaser controls (within the meaning of section 50AA of the Corporations Act);

(b) any holding company in respect of the Purchaser, including its ultimate holding company; or

(c) a person who is a related body corporate of, a director of or a secretary of the Purchaser or any of the entities referred to in paragraphs (a) or (b),

and includes, for the avoidance of doubt, NMC, NAL, Newmont Boddington and the Manager.

Purchaser Warranties means representations and warranties made by the Purchaser, NMC, Newmont Boddington, NAL and the Manager set out in clause 7.5(c), clause 13.4, clause 13.5 and schedule 5 (Resale Registration).

Purchaser's Assumption Deed means the BGM Joint Venture – Purchaser's Assumption Deed in the form set out in schedule 14 which is substantially in the form of schedule 3 to the Joint Venture Agreement.

Purchaser's Cross Charge means a deed of cross charge set out in schedule 13 which is substantially in the form of the document set out in schedule 1 to the Joint Venture Agreement.

Records has the meaning given in clause 8.

Relevant Obligations has the meaning given in clause 20.2(a).

Relevant Party has the meaning given in clause 15.1(b).

Relevant Sum has the meaning given in clause 13.6(c).

Royalty means the royalty payable under the Royalty Deed.

Royalty Deed means a deed in the form of the document set out in schedule 2.

Sale Interest means:

(a) the entirety of the Vendor's BGM Interest (the Proportionate Share of its BGM Interest being 33 and 3/9%, as referred to in Recital A); and

(b) the benefit and burden of the Vendor's right, title and interest and obligations and liabilities under the Product Sales Documents.

Securities Act means the United States Securities Act of 1933.

Subleases means the subleases granted under and subject to the terms and conditions of the Deeds of Sublease.

Tax means a tax, levy, duty, charge, deduction or withholding, however it is described, that is imposed by a Government Agency, together with any related interest, penalty, fine or other charge, other than one that is imposed on net income or GST.

Tenements means the tenements described in schedule 1 and any other tenement or title that falls within the meaning given to "Tenements" in the Joint Venture Agreement and, to avoid doubt, any interest under a sublease granted in respect of any such tenement or title, including the Subleases.

Trading Day means a day on which the New York Stock Exchange is open for trading.

Valuation Date means 1 January 2009.

Vendor Affiliate means:

(a) any entity (including a natural person, body corporate, partnership or trust) which the Vendor controls (within the meaning of section 50AA of the Corporations Act);

(b) any holding company of the Vendor, including its ultimate holding company; or

(c) a person who is a related body corporate of, a director of or a secretary of, the Vendor or any of the entities referred to in paragraphs (a) or (b).

Vendor Group means the Vendor and each Vendor Affiliate.

Vendor Group Guarantee means:

(a) the security bonds and any other securities, guarantees or bonds as set out in Part B of schedule 16, which are given together with a Newmont Boddington guarantee; and

(b) the security bonds and any other securities, guarantees or bonds which were provided by the Vendor in its capacity as a Joint Venturer or by a Vendor Affiliate in support of the Vendor in its capacity as a Joint Venturer in relation to any Tenement, Joint Venture Asset or any other part of the Sale Interest (other than the benefit and burden of the Product Sales Documents).

Vendor NMC Shares has the meaning given in clause 7.5(a).

Vendor's Cross Charge means the deed of cross charge entered into by the Vendor under clause 8.6 of the Joint Venture Agreement.

Vendor Title Warranties means the representations and warranties made by the Vendor set out in clauses 13.1(h), 13.1(k) and 13.1(n).

Vendor Warranties means the representations and warranties made by the Vendor set out in clause 13.1 and the representations and warranties made by AngloGold Ashanti set out in clause 13.1A.

Worsley State Agreement has the meaning given in the Joint Venture Agreement.

1.2 Rules for interpreting this agreement

Headings are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this agreement, except where the context makes it clear that a rule is not intended to apply.

(a) A reference to:

(i) legislation (including subordinate legislation) is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

(ii) an agreement, or a provision of an agreement, is to that agreement or provision, as amended, supplemented, replaced or novated;

(iii) a party to this agreement or to any other agreement includes a permitted substitute or a permitted assign of that party;

(iv) a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person;

(v) a clause, schedule, annexure or exhibit is a reference to a clause of, or schedule, annexure or exhibit to this agreement; and

(vi) anything (including a right, obligation or concept) includes each part of it.

(b) A singular word includes the plural, and vice versa.

(c) A word which suggests one gender includes the other genders.

(d) If a word is defined, another part of speech has a corresponding meaning.

(e) If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(f) The word "**agreement**" includes an undertaking or other binding arrangement or understanding, whether or not in writing.

(g) The words "**subsidiary**", "**holding company**", "**related body corporate**" and "**substantial holding**" have the same meanings as in the Corporations Act.

(h) A reference to **US$**, **$** or "**dollars**" means United States dollars.

1.3 Business Days

If the day on or by which a person must do something under this agreement (including making any payment that is due on demand) is not a Business Day, the person must do it on or by the next Business Day.

2. AGREEMENT TO SELL AND BUY SALE INTEREST

2.1 Sale and purchase

Subject to satisfaction of the conditions precedent specified in clause 3.1:

(a) the Vendor agrees to sell to the Purchaser; and

(b) the Purchaser agrees to purchase from the Vendor,

the Sale Interest, free from Encumbrances (other than the Permitted Encumbrances) for the Purchase Price and the delivery of the Royalty Deed on the terms and subject to the conditions of this agreement.

2.2 Payment of Purchase Price

The Purchase Price will be satisfied as follows:

(a) the Cash Completion Amount is to be paid at Completion in accordance with clauses 6.4 and 14; and

(b) the Post Completion Amount is to be paid in cash, or satisfied by the issue of the Vendor NMC Shares, or a combination of both, in accordance with clause 7.5.

2.3 Consent and waiver

Newmont Boddington consents to the sale and purchase of the Sale Interest under and in accordance with this agreement and waives any and all rights that it may have under the Project Agreements (or any of them) to acquire all or any part of the Sale Interest from the Vendor only so as to permit the sale and purchase of the Sale Interest under and in accordance with this agreement.

2.4 NMC acknowledgment

NMC acknowledges that each of it and the Purchaser enters into this agreement without any present intention to dispose of the Sale Interest after Completion, whether directly or indirectly, including by way of a sale of shares or assets. Nothing in this clause will be construed or will operate to preclude the Purchaser from disposing of its interest in the Joint Venture (including the Sale Interest) or NMC disposing of the shares in the Purchaser subsequent to Completion.

3. CONDITIONS PRECEDENT TO COMPLETION

3.1 Conditions

The obligations of the parties in relation to Completion are (and, in the case of the condition in clauses 3.1(b) and 3.1(g) in so far as sections 25 and 26A of the *Foreign Acquisitions and Takeovers Act 1975* (Cth) is concerned, this agreement is) conditional upon:

(a) the Vendor obtaining the approval and consent, in a form reasonably acceptable to the Vendor and Purchaser, of the Minister responsible for the Mining Act to the transfer by the Vendor to the Purchaser of the interest of the Vendor in each of the Tenements (to the extent required under the Mining Act);

(b) for the purposes of the *Foreign Acquisitions and Takeovers Act 1975* (Cth), either:

(i) the Purchaser having been informed in writing by or on behalf of the Federal Treasurer that there are no objections in terms of the Australian Government's Foreign Investment Policy to it acquiring the Sale Interest, subject to any conditions that the Treasurer may determine to impose being acceptable:

(A) where such conditions impact or affect the Purchaser, to the Purchaser (acting reasonably);

(B) where such conditions impact or affect the Vendor, to the Vendor (acting reasonably); or

(C) where such conditions impact or affect the Purchaser and the Vendor, to the Purchaser and the Vendor (each acting reasonably); or

(ii) the period during which the Federal Treasurer is empowered by section 25 and section 26A of the *Foreign Acquisitions and Takeovers Act 1975* (Cth) to make an order prohibiting the proposed acquisition of assets under this agreement has expired without an order having been made;

(c) any other approvals required from a Government Agency, any sublessor with respect to a Tenement or under the Worsley State Agreement as the Purchaser or the Vendor may identify (acting reasonably) to enable this agreement, and the transactions contemplated in this agreement to be performed (each using its best endeavours to so identify approvals as soon as practicable but at the latest within 15 days of the date of this agreement), being in a form reasonably acceptable to the Purchaser and the Vendor (each acting reasonably);

(d) the Vendor obtaining any necessary approval of the Reserve Bank of South Africa to this agreement and the transactions it provides for subject to any conditions that the Reserve Bank of South Africa may determine to impose being acceptable:

(i) where such conditions impact or affect the Vendor, to the Vendor (acting reasonably);

(ii) where such conditions impact or affect the Purchaser, to the Purchaser (acting reasonably); or

(iii) where such conditions impact or affect the Purchaser and the Vendor, to the Purchaser and the Vendor (each acting reasonably);

(e) (i) NMC having entered into a bridge loan facility with its relationship bankers or other financial institutions acceptable to it (acting reasonably) in the sum of at least US$750 million (seven hundred fifty million United States dollars) (the "**Bridge Loan Facility"**) and on terms consistent with the Commitment Letter and such other terms acceptable to NMC (acting reasonably) and the conditions to drawdown under the Bridge Loan Facility having been satisfied; and

(ii) funding under the Bridge Loan Facility being made available at Completion to pay the Cash Completion Amount;

(f) the execution and delivery by the counterparties thereto of the following:

(i) Disponee's Deed of Covenant (BBAW Sublease);

(ii) Disponee's Deed of Covenant (JAA Sublease);

(iii) Deed of Covenant and Release – Sotico Agreements;

(iv) Deed of Covenant and Release Hedges Gold Mine Sale and Purchase Agreement; and

(v) Deed of Covenant Worsley Transfer Agreement & Letter Agreement;

(g) for the purposes of the *Foreign Acquisitions and Takeovers Act 1975* (Cth), either:

(i) the Vendor having been informed in writing by or on behalf of the Federal Treasurer that there are no objections in terms of the Australian Government's Foreign Investment Policy to its entitlement to the Royalty, subject to any conditions that the Treasurer may determine to impose being acceptable:

(A) where such conditions impact or affect the Vendor, to the Vendor (acting reasonably);

(B) where such conditions impact or affect the Purchaser, to the Purchaser (acting reasonably); or

(C) where such conditions impact or affect the Vendor and the Purchaser, to the Vendor and the Purchaser (each acting reasonably); or

(ii) the period during which the Federal Treasurer is empowered by section 26A of the *Foreign Acquisitions and Takeovers Act 1975* (Cth) to make an order prohibiting the proposed entitlement to the Royalty has expired without an order having been made; and

(h) the consent of the lenders under each of the AGA Credit Facilities to the transaction evidenced by this agreement (to the extent required).

3.2 **Further assurances**

(a) The Vendor and the Purchaser must use their respective commercially reasonable efforts to satisfy the conditions precedent specified in clauses 3.1(a) (Mining Act), 3.1(c) (other approvals) and 3.1(f) (Deeds) as soon as possible following execution of this agreement but in any event prior to the End Date.

(b) The Vendor must use its commercially reasonable efforts to satisfy the condition precedent specified in clause 3.1(d) (SARB) as soon as possible following execution of this agreement but in any event prior to the End Date.

(c) The Purchaser must use its commercially reasonable efforts to satisfy the condition precedent specified in clause 3.1(b) (Purchaser FIRB) as soon as possible following execution of this agreement but in any event prior to the End Date.

(d) The Vendor must use its commercially reasonable efforts to satisfy the condition precedent specified in clause 3.1(g) (Vendor FIRB) as soon as possible following execution of this agreement but in any event prior to the End Date.

(e) Without limiting clauses 3.2(a), (b), (c) and (d), the Vendor and the Purchaser must:

(i) assist each other in procuring fulfilment of the conditions precedent in clauses 3.1(a) (Mining Act), 3.1(b) (Purchaser FIRB), 3.1(c) (other approvals), 3.1(d) (SARB), 3.1(f) (Deeds) and 3.1(g) (Vendor FIRB);

(ii) supply to each other copies of all applications made and information supplied for the purposes of procuring fulfilment of the conditions precedent in clauses 3.1(a) (Mining Act), 3.1(b) (Purchaser FIRB), 3.1(c) (other approvals), 3.1(d) (SARB), and 3.1(g) (Vendor FIRB);

(iii) keep each other informed in a timely manner of the status of any discussions or negotiations with relevant third parties regarding the conditions precedent in clause 3 (other than clause 3.1(e) (Bridge Loan Facility)); and

(iv) advise the other party as soon as practicable after it becomes aware that a condition has been satisfied or on becoming aware that a condition is incapable of being satisfied.

(f) NMC must:

(i) use its best endeavours to satisfy the condition precedent specified in clause 3.1(e)(i) as soon as possible following execution of this agreement but in any event prior to the End Date and that the condition precedent in clause 3.1(e)(ii) is satisfied at the time Completion is to occur;

(ii) keep the other parties informed in a timely manner of the status of any discussions or negotiations with relevant third parties regarding the conditions precedent in clause 3.1(e); and

(iii) advise the other parties promptly after it becomes aware that the conditions precedent in clauses 3.1(e)(i) and (ii) have been satisfied or it has become impossible for those conditions precedent to be satisfied by the End Date or the time Completion is to occur (as applicable).

(g) NMC must use its best endeavours to:

(i) enter into definitive agreements for the Bridge Loan Facility within 45 days of the date of this agreement. For the avoidance of doubt, it would not be the use of "best endeavours" for the purposes of this clause for NMC to reject a term of the definitive agreements for the Bridge Loan Facility which is consistent with a provision of the Commitment Letter;

(ii) obtain the funding under the Bridge Loan Facility assuming it has been entered into;

(iii) maintain in effect the Commitment Letter; and

(iv) satisfy on a timely basis, but in any event prior to the End Date, all conditions applicable to NMC or the other relevant Purchaser Affiliates under the definitive agreements for the Bridge Loan Facility that are within their control.

(h) A reference to a party being obliged to use its best endeavours does not oblige that party to take steps that are commercially unreasonable in the circumstances.

(i) If the condition in clause 3.1(e) (Bridge Loan Facility) is satisfied or NMC waives or is deemed to have waived the condition in clause 3.1(e) (Bridge Loan Facility) then all of the provisions in this agreement relating to the Commitment Letter and Bridge Loan Facility shall cease to have any force and effect.

(j) AngloGold Ashanti must:

(i) use its commercially reasonable efforts to satisfy the condition precedent specified in clause 3.1(h) (AGA Credit Facilities) as soon as possible following execution of this agreement but in any event prior to the End Date;

(ii) keep the other parties informed in a timely manner of the status of any discussions or negotiations with relevant third parties regarding the condition precedent in clause 3.1(h) (AGA Credit Facilities); and

(iii) advise the other parties promptly after it becomes aware that the condition precedent in clause 3.1(h) (AGA Credit Facilities) has been satisfied or it has become impossible for that condition precedent to be satisfied by the End Date.

3.3 **Waiver of conditions precedent**

(a) The condition precedent in clause 3.1(a) (Mining Act) may be waived only with the written agreement of the Vendor and the Purchaser.

(b) The conditions precedent in clauses 3.1(b) (Purchaser FIRB), 3.1(c) (other approvals), 3.1(f) (Deeds) and 3.1(g) (Vendor FIRB) may be waived only with the written agreement of the Vendor and the Purchaser.

(c) The condition precedent in clause 3.1(d) (SARB) may be waived only by the Vendor by notice in writing to the Purchaser.

(d) Each of the conditions precedent in clause 3.1(e) (Bridge Loan Facility) may be waived only by NMC by notice in writing to the Vendor and the Purchaser. NMC is automatically deemed to have waived those conditions precedent if, on or before the End Date, it completes a capital market transaction by which it raises at least US$750,000,000 (seven hundred fifty million United States dollars) provided that NMC is not under any obligation to pursue a capital market transaction of any kind.

(e) The condition precedent in clause 3.1(h) (AGA Credit Facilities) may be waived only with the written agreement of the Vendor and the Purchaser.

(f) If the Vendor and the Purchaser proceed with Completion prior to the satisfaction of any of the conditions precedent in clause 3.1, the relevant party or parties will be deemed to have waived the requirement for such condition(s) precedent to have been satisfied prior to Completion occurring.

3.4 **Non-satisfaction of condition precedent**

If every condition precedent referred to in clause 3.1 (other than the condition precedent in clause 3.1(e)(ii)) is not either satisfied or waived under clause 3.3 on or before the End Date or the condition precedent in clause 3.1(e)(ii) is not satisfied or waived at the time Completion is to occur, none of the parties shall be obliged to proceed with Completion and this agreement shall terminate as and from the End Date or the time Completion is to occur (as the case requires), other than in respect of:

(a) this clause 3 and clauses 1 (Interpretation), 18 (Costs and Stamp Duty), 19 (Notices) and 21 (General); and

(b) rights and liabilities that have accrued on or before the End Date or the time Completion is to occur (as the case may be).

4. **OBLIGATIONS BEFORE COMPLETION**

4.1 **General**

During the period between the date of this agreement and the date of Completion:

(a) the Vendor undertakes that it will:

(i) not permit or procure or agree to the imposition or creation of an Encumbrance (other than a Permitted Encumbrance) on or over the Sale Interest except with the prior consent of the Purchaser; and

(ii) conduct its affairs in relation to the Sale Interest and the BGM Project in accordance with the Project Agreements and in the ordinary course of the business of the Joint Venture; and

(b) each of Newmont Boddington and the Manager undertakes that it will conduct its affairs in relation to the BGM Project in accordance with the Project Agreements and in the ordinary course of the business of the Joint Venture.

4.2 **Exercise of rights**

During the period between the date of this agreement and the date of Completion, subject to clause 4.1, the Vendor may:

(a) exercise or cause to be exercised any Executive Committee or other vote on a resolution;

(b) execute any contract or other undertaking; and

(c) otherwise act in relation to the Joint Venture,

in its own discretion (acting reasonably), provided that it shall consult with the Purchaser in relation to the matters referred to in subparagraphs (a), (b) and (c) and may not act in a manner so as to, and must not refrain from acting if to do so would, frustrate the objectives of this agreement or the continued conduct of the BGM Project in accordance with the Project Agreements or any program and budget or other matter approved pursuant to the Project Agreements.

5. **NET PROJECT COSTS**

The Vendor must, at least 3 Business Days before the Completion Date, give the Purchaser a statement prepared with reasonable care and in good faith and setting out:

(a) each Called Sum paid by the Vendor from the commencement of the Pre-Completion Period to the date of the statement, showing the date of payment and the amount paid; and

(b) each amount received by the Vendor by way of Project Receipts in the period mentioned in clause 5(a) specifying the date, amount and details of the transaction giving rise to each receipt.

At Completion, the Purchaser shall reimburse to the Vendor a sum equal to the difference between the Called Sums specified in clause 5(a) and the Project Receipts specified in clause 5(b), if the result is a positive number. At Completion, the Vendor shall reimburse to the Purchaser a sum equal to the difference between the Called Sums specified in clause 5(a) and the Project Receipts specified in clause 5(b), if the result is a negative number.

6. **COMPLETION**

6.1 **Time and place**

Completion of the sale and purchase referred to in clause 2.1 will take place at the office of the Purchaser in Perth, Western Australia (or at such other place in Australia as notified in writing by the Purchaser to the Vendor) at 12.00 midday on the Completion Date.

6.2 **Effect of Completion**

(a) At Completion, the Vendor shall sell and assign the Sale Interest, free from Encumbrances (other than the Permitted Encumbrances) to the Purchaser for the Purchase Price.

(b) On and from Completion:

(i) in accordance with clause 9, the Purchaser shall assume all Assumed Liabilities; and

(ii) the Purchaser shall be entitled to exclusive benefit, ownership and possession of the Sale Interest and the Sale Interest shall be at its risk.

6.3 **Vendor's obligations**

At Completion, the Vendor must pay to the Purchaser the 2008 Cash Call Deficit, the Net Project Costs (if any) in accordance with clause 14 and deliver to the Purchaser:

(a) (i) 3 original counterparts of the Disponee's Deed of Covenant (BBAW Sublease) executed by all parties other than the Purchaser;

(ii) 3 original counterparts of the Disponee's Deed of Covenant (JAA Sublease) executed by all parties other than the Purchaser; and

(iii) any other transfer in favour of the Purchaser of the Vendor's interest as tenant in common in each of the Tenements (other than the Subleases) (including transfers in respect of the Applications that have been applied for but have not as at Completion been granted, which transfers the Purchaser shall not register unless and until the relevant tenement the subject of the Application applied for (in each case) has been granted), in the prescribed form or where no form is prescribed in a form reasonably acceptable to the Purchaser, executed by the Vendor as transferor;

(b) transfers in favour of the Purchaser of the Vendor's interest as tenant in common in any freehold land or crown lease forming part of the Sale Interest, in the prescribed form or where no form is prescribed in a form reasonably acceptable to the Purchaser, executed by the Vendor as transferor together with any certificates of title of any such freehold land or crown lease;

(c) 8 original counterparts of the Disponee's Deed of Covenant (Restated Boddington Gold Mine Cross Operation Agreement) executed by all parties to that deed other than the Purchaser (provided that Newmont Boddington and the Manager must so execute the Disponee's Deed of Covenant (Restated Boddington Gold Mine Cross Operation Agreement) in a timely manner for the purposes of Completion);

(d) 3 original counterparts of the Deed of Release (AGAA Boddington Gold Mine Deed of Cross Charge) executed by the Vendor, Newmont Boddington and the Manager (provided that Newmont Boddington and the Manager must so execute the Deed of Release (AGAA Boddington Gold Mine Deed of Cross Charge) in a timely manner for the purposes of Completion);

(e) 2 original counterparts of the General Deed of Assignment BGM Interest executed by the Vendor;

(f) 5 original counterparts of the Deed of Covenant and Release Hedges Gold Mine Sale and Purchase Agreement executed by all parties other than the Purchaser (provided that Newmont Boddington must so execute the Deed of Covenant and Release Hedges Gold Mine Sale and Purchase Agreement in a timely manner for the purposes of Completion);

(g) 9 original counterparts of the Deed of Covenant and Release – Sotico Agreements executed by all parties other than the Purchaser;

(h) 8 original counterparts of the Deed of Covenant Worsley Transfer Agreement & Letter Agreement executed by all parties other than the Purchaser (provided that Newmont Boddington must so execute the Deed of Covenant Worsley Transfer Agreement & Letter Agreement in a timely manner for the purposes of Completion);

(i) 4 original counterparts of the Deed of Assignment and Assumption Product Sales Documents executed by all parties other than the Purchaser (provided that the Purchaser has procured that the relevant Purchaser Affiliates have executed the Deed of Assignment and Assumption Product Sales Documents in a timely manner for the purposes of Completion);

(j) withdrawals of caveats in the name of the Vendor in respect of any of the Tenements and land comprised in the Joint Venture Assets, duly executed by the Vendor;

(k) all other agreements (if any) evidencing the Vendor's title to assets included in the Sale Interest;

(l) all documents necessary to either assign to the Purchaser or discharge (as the Purchaser directs), with effect on and from Completion, the Vendor's interest in the Newmont Boddington Cross Charge;

(m) Records in accordance with the requirements of clause 8; and

(n) any other document which the Purchaser, acting reasonably, considers necessary or desirable to:

  (i) assure to the Purchaser good and marketable title to the Sale Interest and the Vendor's interest in the Joint Venture Assets comprised in the Sale Interest, in a form which the Purchaser reasonably requires and submits to the Vendor as soon as practicable after becoming aware of the requirement for such document and in any event at least 5 Business Days before Completion (provided that where such a document is required as a result of conditions imposed on any approvals or consents that have been received as contemplated by clause 3.1, at least 2 Business Days before Completion); and

  (ii) give effect to the exit of the Vendor from the Joint Venture, in a form which the Purchaser reasonably requires and submits to the Vendor as soon as

practicable after becoming aware of the requirement for such document and in any event at least 5 Business Days before Completion (provided that where such a document is required as a result of conditions imposed on any approvals or consents that have been received as contemplated by clause 3.1, at least 2 Business Days before Completion).

6.4 **Purchaser's obligations**

At Completion, the Purchaser must:

(a) pay to the Vendor the Cash Completion Amount and the Net Project Costs (if any) in accordance with clause 14;

(b) deliver to the Vendor 3 original counterparts of the Royalty Deed executed by the Purchaser;

(c) execute the following documents (to the extent not already executed before Completion by the Purchaser or applicable Purchaser Affiliate, if any):

(i) 3 original counterparts of the Disponee's Deed of Covenant (BBAW Sublease);

(ii) 3 original counterparts of the Disponee's Deed of Covenant (JAA Sublease);

(iii) the transfers delivered by the Vendor under clause 6.3(a)(iii) and clause 6.3(b);

(iv) 8 original counterparts of the Disponee's Deed of Covenant (Restated Boddington Gold Mine Cross Operation Agreement);

(v) 2 original counterparts of the General Deed of Assignment BGM Interest;

(vi) 6 original counterparts of the Deed of Covenant and Release Hedges Gold Mine Sale and Purchase Agreement;

(vii) 9 original counterparts of the Deed of Covenant and Release – Sotico Agreements;

(viii) 8 original counterparts of the Deed of Covenant Worsley Transfer Agreement & Letter Agreement;

(ix) 4 original counterparts of the Purchaser's Cross Charge;

(x) 3 Purchaser's Assumption Deed;

(xi) 4 original counterparts of the Deed of Assignment and Assumption Product Sales Documents; and

(d) each of the original counterparts of the documents delivered by the Vendor to the Purchaser under clause 6.3.

6.5 **Obligations interdependent**

Notwithstanding anything to the contrary in this agreement, Completion will not be deemed to have occurred unless and until every step required under clauses 6.3 and 6.4 has either occurred or there is written agreement to the contrary between the parties.

6.6 **Property in assets**

Title and risk in the Sale Interest passes to the Purchaser on and from Completion.

6.7 **Newmont Boddington and Manager undertaking**

Newmont Boddington and the Manager will promptly:

(a) take all actions required to be taken and execute and deliver all documents required to be executed by it under this clause 6; and

(b) take all actions reasonably required to be taken and execute and deliver all documents reasonably required to be executed, in each case to expeditiously implement the transactions contemplated by this agreement.

7. **POST-COMPLETION MATTERS**

7.1 **Vendor's obligations**

Promptly after Completion, the Vendor must:

(a) deliver to each of Newmont Boddington, the Purchaser and the Manager a partly executed original counterpart of the Purchaser's Assumption Deed (executed by the Purchaser);

(b) lodge with ASIC and such other authorities as required by law such notices or documents as are necessary to discharge and release all property charged under the Vendor's Cross Charge; and

(c) as and when it receives any Project Receipt pay the amount of that receipt to the Purchaser.

7.2 **Purchaser's obligations**

(a) Not later than 10 days after Completion, the Purchaser must deliver to each of the other parties an executed original counterpart of each of the documents referred to in clause 6.4(c).

(b) The Purchaser must ensure that, promptly following Completion (and in any case within the time period required by law):

(i) this agreement; and

(ii) any instrument, document, agreement, deed or transaction contemplated in or necessary to give effect to this agreement,

are submitted for assessment of stamp duty and (if required) registration.

7.3 **Caveat over land and Tenements**

(a) The Purchaser will be entitled to lodge an absolute caveat against the title to the Vendor's interest in any land to protect the Purchaser's interest in the land (other than the Tenements) under this agreement immediately after its execution, until registration of a transfer of such land, applications and other documents necessary to vest the Vendor's interest in the land in the Purchaser whereupon the Purchaser at its own expense shall forthwith withdraw the caveat.

(b) The Purchaser will be entitled to lodge caveats against the Tenements to protect its interest in the Tenements under this agreement immediately after Completion until registration of a transfer of the Tenements.

7.4 **Maintenance and access to Records**

The Purchaser will:

(a) securely keep and maintain for a period of 8 years from the Completion Date all Records provided to it by the Vendor under clause 8; and

(b) give the Vendor reasonable access to such Records during normal business hours for the purposes of the Vendor conducting inspections or making copies of such Records, at the Vendor's cost, in order to comply with the requirements of any law, regulation or Authorisation or the requirement of any Government Agency, or for its taxation or accountancy purposes, or for the purposes of any actual or threatened Claim, litigation, investigation or proceeding (including a claim in respect of the Vendor Warranties), provided that as soon as reasonably practicable after these compliance obligations or purposes have been discharged, the Vendor shall destroy (and shall promptly thereafter confirm to the Purchaser in writing that it has destroyed) all records and information obtained under this clause 7.4(b), except as it may otherwise be required by law to retain such records and information (or copies of such records and information).

7.5 **Post Completion Amount**

(a) The Purchaser may elect in its sole discretion to pay the Post Completion Amount:

(i) in cash in accordance with clause 7.5(b);

(ii) if all of the conditions of clause 7.5(c) are satisfied, through the issuance by NMC to the Vendor (or a Vendor Affiliate specified by the Vendor in writing no less than five Business Days in advance of such issuance (a "**Designated Affiliate"**)) of NMC Shares in accordance with clause 7.5(c); or

(iii) through a combination of (i) and (ii).

Any NMC Shares issued pursuant to this clause 7.5 are referred to as the "**Vendor NMC Shares"** and the date on which such Vendor NMC Shares are issued is referred to as the "**Post Completion Share Issuance Date".** Notwithstanding the foregoing, if a Bankruptcy Event occurs with respect to NMC prior to the issuance

of the Vendor NMC Shares, the Post Completion Amount shall immediately become due and payable, in cash, to the Vendor.

(b) The Purchaser must pay the Post Completion Amount, or any part of it that the Purchaser does not or cannot satisfy through the issuance of NMC Shares pursuant to clause 7.5(c), to the Vendor, in cash on or before 31 December 2009 in accordance with clause 14.

(c) Subject to the following conditions, the Purchaser may satisfy the Post Completion Amount or any part of it by procuring the issuance of NMC Shares to the Vendor (or a Designated Affiliate):

(i) The Purchaser shall provide a written notice ("**Post Completion Share Issuance Notice**") to the Vendor of its election pursuant to clause 7.5(a) on or before 1 December 2009 (the date such notice is received by the Vendor is referred to herein as the "**Post Completion Share Issuance Notice Date**") that:

(A) specifies the portion of the Post Completion Amount that the Purchaser elects to satisfy through the issuance of the Vendor NMC Shares;

(B) specifies the proposed date of issuance of the Vendor NMC Shares; and

(C) contains a certification from NMC that, to NMC's knowledge after due enquiry, as of the Post Completion Share Issuance Notice Date, no event has occurred, or is expected to occur during the period beginning on the Post Completion Share Issuance Notice Date and ending on the tenth Trading Day following the proposed date of issuance of the Vendor NMC Shares, that would be expected to result in a Blackout Period commencing prior to the end of such tenth Trading Day.

(ii) Immediately prior to the issuance of the Vendor NMC Shares on the Post Completion Share Issuance Date, NMC shall deliver a certificate to the Vendor stating that, as of the Post Completion Share Issuance Date:

(A) to NMC's knowledge after due enquiry, no event has occurred, or is expected to occur during the period beginning on the Post Completion Share Issuance Date and ending on the tenth Trading Day following the Post Completion Share Issuance Date, that would result in a Blackout Period commencing prior to the end of such tenth Trading Day;

(B) NMC is not aware of any event that will require NMC to make a public announcement or take any action that would reasonably be expected to have an impact on the value or tradability of NMC Shares during the ten Trading Days immediately following the Post Completion Share Issuance Date; and

(C) NMC has complied in all material respects with its obligations to be performed on or prior to the Post Completion Share Issuance Date under this agreement.

(iii) The Vendor NMC Shares shall have been approved for listing, subject to issuance, on the New York Stock Exchange prior to the Post Completion Share Issuance Date.

(iv) As of the Post Completion Share Issuance Date, NMC shall have complied in all material respects with its obligations to be performed on or prior to the Post Completion Share Issuance Date under this agreement.

(v) Any certificate signed and delivered by NMC to the Vendor pursuant to subparagraphs (i) and (ii) shall be deemed a representation and warranty by NMC to the Vendor under this agreement as to the matters covered thereby and such representations and warranties shall be true and correct as of the respective dates on which they are given.

Notwithstanding the delivery of the Post Completion Share Issuance Notice, the Purchaser shall not be entitled to satisfy any part of the Post Completion Amount through the issuance of NMC Shares unless all of the conditions of this clause 7.5(c) have been satisfied, or waived in writing by the Vendor. The Purchaser acknowledges and agrees that if such conditions have not been satisfied or waived by the Vendor by 10 December 2009 then it must pay all of the Post Completion Amount in cash pursuant to clause 7.5(b).

(d) The total number of Vendor NMC Shares to be issued by NMC pursuant to this clause 7.5 will be the number determined by dividing the dollar amount of the Post Completion Amount that the Purchaser has elected to satisfy through the issuance of NMC Shares by the volume weighted average price at which NMC Shares traded on the New York Stock Exchange on the five Trading Days immediately prior to the Post Completion Share Issuance Date, rounded down to the nearest share in the event of a fractional result.

(e) NMC undertakes to the Vendor that:

(i) It shall issue any Vendor NMC Shares to be issued pursuant to this clause 7.5 on or prior to 10 December 2009. On the Post Completion Share Issuance Date, NMC shall deliver or cause to be delivered to the Vendor a certificate or certificates, registered in the name of the Vendor or the Designated Affiliate, evidencing such Vendor NMC Shares or in such other manner as the Vendor shall reasonably request in writing no less than five Business Days prior to the Post Completion Share Issuance Date.

(ii) The Vendor NMC Shares, if issued:

(A) will be duly and validly issued and fully paid and non-assessable and will rank (as of the Post Completion Share Issuance Date) pari passu with all other issued NMC Shares; and

(B) subject to the provisions of schedule 5 to this agreement, and to the acknowledgement contained in paragraph (f), may be freely resold by the Vendor (or a Designated Affiliate) on the New York Stock Exchange.

(f) The Vendor acknowledges that any Vendor NMC Shares issued pursuant to this clause 7.5 will be restricted securities and may not be resold except:

(i) pursuant to an effective registration statement covering the resale of such Vendor NMC Shares; or

(ii) pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act.

(g) Each of NMC and the Vendor acknowledges and agrees that it will comply with the provisions of schedule 5 which forms an integral part of this agreement. The Vendor acknowledges and agrees that it will procure such compliance from any Designated Affiliate.

8. **RECORDS**

(a) Prior to Completion, the Vendor must use its commercially reasonable efforts to locate the originals and copies, whether electronic or paper-based, of Confidential Information that is in the possession, custody or control of the Vendor or Vendor Affiliates (**Records**) and, subject to clauses 8(d) and 8(e), deliver such Records to the Purchaser at Completion.

(b) During the six months after the Completion Date, the Vendor must continue to use its commercially reasonable efforts to locate all Records in its possession, custody or control, and, subject to clauses 8(d) and 8(e), deliver any such Records to the Purchaser as soon as practicable after such Records are located by it. Thereafter, subject to clauses 8(d) and 8(e), the Vendor must deliver to the Purchaser all Records as soon as practicable after any such Records are located by it.

(c) All Records held by the Manager as at Completion, will be deemed to have been delivered by the Vendor to the Purchaser on the Completion Date.

(d) Notwithstanding any other provision in this agreement, the Vendor is not obliged to deliver to the Purchaser:

(i) the originals of any Records if the Vendor or the Vendor Affiliate is required to retain such Records by any law, regulation or Authorisation or the requirement of any Government Agency, provided that the Vendor shall provide copies of such documents to the Purchaser and allow the Purchaser to access such originals should the Purchaser require such access; or

(ii) the original or any copies of any Records that:

(A) are the subject of legal professional privilege in favour of the Vendor or a Vendor Affiliate; or

(B) relate to board papers of the Vendor or a Vendor Affiliate.

(e) Where Records are the subject of confidentiality obligations owed by the Vendor or a Vendor Affiliate to a third party or third parties (as the case may be), the Vendor must use its commercially reasonable efforts to obtain any consent from a third party or third parties (as the case may be) to disclose such Records to the Purchaser at Completion or as soon as reasonably possible following Completion or the location of the relevant Records by the Vendor after Completion as required by clause 8(b) (as applicable). If a third party or third parties (as the case may be) refuses to grant consent to the Vendor or a Vendor Affiliate disclosing relevant Records to the Purchaser within three months following Completion or the date on which the relevant Records are located by the Vendor after Completion as required by clause 8(b) (as applicable), the Vendor and Purchaser must promptly meet, together with, to the extent practicable, such third party, to discuss and try to resolve the matter.

9. LIABILITIES

9.1 Purchaser Liabilities

Except as provided in clause 9.5, and notwithstanding clause 11 or any deed of assignment, assumption or novation entered into in connection with this agreement, with effect from Completion, the Purchaser accepts and assumes responsibility for all the Assumed Liabilities.

9.2 Indemnity in respect of Assumed Liabilities

Notwithstanding the provisions of clause 11 or any deed of novation, assignment or assumption entered into in connection with this agreement, the Purchaser indemnifies and agrees to hold harmless the Vendor and each Vendor Affiliate from and against all Assumed Liabilities.

9.3 Vendor release

(a) With effect from, and subject to, Completion, each of NMC, NAL, Newmont Boddington and the Manager releases (and NMC shall procure that any other Purchaser Affiliate releases) the Vendor and Vendor Affiliates from all Claims, Losses and Legal Liabilities that, but for this release, NMC, NAL, Newmont Boddington or the Manager (or any other Purchaser Affiliate) may have had or brought, or at any time in the future may have or bring, against the Vendor or any Vendor Affiliate (whether solely or together with any other Joint Venturer or other person that holds or may hold any right, title or interest in or in relation to the Joint Venture) in connection with, or arising from the Vendor's BGM Interest, the Joint Venture, the BGM Project, any Project Agreement or Joint Venture Asset or otherwise in connection with, or arising from the Sale Interest or the relationship between the Vendor and Newmont Boddington as Joint Venturers in the BGM Project, and the Vendor's relationship with the Manager.

(b) The release in clause 9.3(a) does not apply to the extent that Claims, Losses and Legal Liabilities arise as a result of a breach of this agreement by the Vendor.

9.4 **Purchaser Affiliate release**

(a) With effect from, and subject to, Completion, the Vendor releases (and shall procure that the Vendor Affiliates release) Newmont Boddington, NMC, NAL, the Manager and each Purchaser Affiliate from all Claims, Losses and Legal Liabilities that, but for this release, the Vendor (or any Vendor Affiliate) may have had or brought, or at any time in the future may have or bring, against Newmont Boddington, NMC, NAL, the Manager or any Purchaser Affiliate (whether solely or together with any other Joint Venturer or other person that holds or may hold any right, title or interest in or in relation to the Joint Venture) in connection with, or arising from, the Vendor's BGM Interest, the Joint Venture, the BGM Project, any Project Agreement or Joint Venture Asset or otherwise in connection with, or arising from the Sale Interest or the relationship between the Vendor and Newmont Boddington as Joint Venturers in the BGM Project, and the Vendor's relationship with the Manager.

(b) The release in clause 9.4(a) does not apply to the extent that Claims, Losses and Legal Liabilities arise as a result of a breach of this agreement by the Purchaser or any Purchaser Affiliate that is a party to this agreement.

9.5 **Limitation on releases and Assumed Liabilities**

(a) The Purchaser's obligation to indemnify and hold harmless the Vendor and the Vendor Affiliates under clause 9.2, the assumption of the Assumed Liabilities under clause 9.1 and the release under clause 9.3 shall not apply to any Claim, Loss or Liability:

(i) to the extent that such Claim, Loss or Liability relates to or arises from:

(A) a breach of any of the Vendor Warranties;

(B) the Gross Negligence, wilful misconduct or fraud of the Vendor or any Vendor Affiliate;

(C) any dealing, activity or business outside the scope of the business conducted by the Joint Venture up to the date of this agreement; or

(D) an Excluded Contract.

(b) The Vendor's obligation to release a Purchaser Affiliate under clause 9.4 shall not apply to any Claim, Loss or Liability to the extent that such Claim, Loss or Liability relates to or arises from:

(i) the Gross Negligence, wilful misconduct or fraud of the Purchaser or any Purchaser Affiliate; or

(ii) a breach of any of the Purchaser Warranties.

9.6 **Claims procedure – Assumed Liabilities**

If a Claim is made by a third party against the Vendor or a Vendor Affiliate that gives rise or may give rise to an Assumed Liability:

(a) (**notice of Claims**) The Vendor must give written notice of a Claim to the Purchaser (setting out in reasonable detail the fact, circumstance or matter giving rise to the Claim, any material documents relating to the Claim and, if applicable, the Vendor's calculation of the loss suffered) as soon as reasonably practicable after the Vendor or the Vendor Affiliate becomes aware of the fact, circumstance or matter on which the Claim is based;

(b) (**insurance**) The Vendor must take, or must procure that the Vendor Affiliate take, commercially reasonable steps to enforce its rights of indemnity under any policy of insurance available to it in respect of the Claim and not compromise or settle any such rights without the prior written consent of the Purchaser (not to be unreasonably withheld or refused);

(c) (**no admission**) The Vendor or the Vendor Affiliate (as applicable) must not make any admission of liability, agreement or compromise with any person in relation to the Claim without first consulting with and obtaining the approval of the Purchaser (which approval must not be unreasonably withheld or delayed);

(d) (**control**) Provided the Purchaser admits in writing that the amount (if any) ultimately payable in respect of the Claim will be an Assumed Liability, the Purchaser shall, at its cost, have the right to take control of the conduct of the defence, settlement and compromise of any such Claim;

(e) (**out of pocket expenses**) The Purchaser must reimburse the Vendor and the Vendor Affiliates for their reasonable out of pocket expenses in complying with this clause including legal costs on a solicitor and client basis; and

(f) (**credit**) If, after the Purchaser has made any payment to the Vendor or the Vendor Affiliate under this clause, the Vendor or the Vendor Affiliate receives any benefit, recovery (including under any applicable insurance) or credit by reason of matters to which the Claim relates then the Vendor must repay to the Purchaser a sum corresponding to the amount of the payment or (if less) the amount of the benefit or credit.

9.7 **No liability for consequential loss**

Under no circumstances will a party be liable to make any payment (whether by way of damages or otherwise) to any other party pursuant to this agreement or any Claim under or in respect of this agreement for any indirect or consequential loss, such as loss of profits, loss of opportunity or loss of reputation, however arising.

10. **ACQUISITION CONDITIONS**

With effect from Completion, the Purchaser will have title to and possession of the Sale Interest subject to the Permitted Encumbrances and:

(a) the terms and conditions of the Project Agreements and the Contracts;

(b) the terms and conditions of the instruments of title in respect of the Tenements; and

(c) the provisions of all relevant statutes, statutory regulations, by-laws and ordinances of any Government Agency having jurisdiction and Orders in Council.

11. ASSIGNMENT OF CONTRACTS

11.1 Identifying Contracts

The Vendor and Purchaser shall meet in good faith as soon as practicable following execution of this agreement to identify all Contracts (not otherwise identified in the schedules to this agreement) for the purpose of transfer, assignment or novation by the Vendor to the Purchaser under and in accordance with this clause 11.

11.2 Assignment and assumption of Vendor's interests in the Contracts

Subject to Completion and this clause 11, the Vendor assigns and transfers to the Purchaser all the right, title and interest of the Vendor in or arising out of each Contract not dealt with in any of the schedules to this agreement, with effect from Completion. Subject to Completion and clause 9.1, the Purchaser assumes all of the obligations of the Vendor under each of the Contracts not dealt with in any of the schedules to this agreement, the benefit of which is duly assigned to or novated in favour of the Purchaser, and where possible, from Completion the Purchaser will assume responsibility for the performance of and comply with the terms of all those Contracts (including those which have not been assigned or novated or cannot be assigned or novated, or where consent to novate or assign is withheld).

11.3 Contracts

The Vendor and the Purchaser must use reasonable endeavours to promptly execute a Deed of Assignment and Assumption (Other Contracts) (with such amendments as are necessary to comply with the requirements of the relevant Contract) with each of the other parties to each of the Contracts before Completion and to procure that the other party also does so. For the avoidance of doubt in respect of each such deed that is executed, that deed and not clause 11.2 will operate to effect a novation, assignment and transfer of the Vendor's right title and interest in or arising under, and an assumption of the Vendor's obligations under, the relevant Contract.

11.4 Notice to other parties

The Vendor and the Purchaser must prior to Completion give a notice in such form as the Vendor and Purchaser may agree (acting reasonably) to the other parties to a Contract, where they, acting reasonably, agree that such notice is necessary or desirable.

11.5 Further action by Vendor

If requested by the Purchaser, the Vendor must execute and deliver to the Purchaser all further documents, deeds and instruments and do all other things on its part which may be necessary to assign the Vendor's benefit under any of the Contracts to the Purchaser absolutely or use its reasonable endeavours to procure a novation of the Vendor's right, title and interest in or arising under, and obligations under, any of the Contracts in favour of the Purchaser (at the Purchaser's election, exercised reasonably) with effect from Completion.

11.6 **Procure other parties**

(a) The Vendor and the Purchaser must each use reasonable endeavours to procure any consent of a third party to an assignment of the Vendor's benefit under, or novation of the Vendor's right, title and interest in or arising under, and obligations under, a Contract which may be required.

(b) Subject to clause 11.6(a), but without prejudicing or limiting clause 11.7, the Purchaser acknowledges and agrees that it has no rights against the Vendor or Vendor Affiliates in relation to any requirement under the terms of any Contract to obtain any consent to assignment or novation or the consequences arising from such consent, assignment or novation not having been obtained by Completion or at all.

11.7 **Benefit of Contracts**

If:

(a) for any reason a Deed of Assignment and Assumption (Other Contracts) (with such amendments as are necessary to comply with the requirements of the relevant Contract) has not been entered into by the date of Completion in relation to a Contract, and the benefit and burden of the Vendor under that Contract is not effectively assigned and assumed or novated under the document in the form of the documents set out in any other schedule to this agreement that is executed and delivered as required by this agreement, in the absence of arrangements to the contrary;

(b) the Vendor's benefit under a Contract is not effectively assigned or novated at Completion or cannot be effectively assigned without the consent of the other party (including because the Contract does not allow the Purchaser to perform the terms of the Contract without the consent of the other party or the other party first agreeing to novate the Contract) and the party does not consent to the assignment or agree to novate the Contract by Completion; or

(c) a notice under clause 11.4 is not effective,

then:

(d) the Vendor will hold its benefit under the Contract for and on behalf of the Purchaser and perform the Contract in accordance with the directions (provided a direction is not unlawful) of the Purchaser; and

(e) subject to the Vendor having complied in all material respects with its obligations under clause 11.7(d), without limiting clause 9.2, the Purchaser must defend, indemnify and hold the Vendor harmless against all Legal Liabilities, Losses and Claims directly or indirectly incurred or suffered by the Vendor in respect of that Contract that arise out of acts, omissions or events that occur after Completion.

For the avoidance of doubt, clause 11.7(e) does not operate to indemnify any person against a Claim, Loss or Legal Liability:

(f) to the extent that it arises from the Gross Negligence, wilful misconduct or fraud of the Vendor or a Vendor Affiliate; or

(g) in respect of a pending action, claim or proceeding against the Vendor or a Vendor Affiliate (excluding an action, claim or proceeding in common with the other Joint Venturer) only if the Vendor or the Vendor Affiliate has not complied with clause 9.6 applied mutatis mutandis.

12. PERFORMANCE BONDS, GUARANTEES AND APPLICATIONS

12.1 Performance Bonds

(a) The Purchaser must replace each Performance Bond to the extent the Performance Bond has been provided by or on behalf of the Vendor promptly after Completion, but in any event, no later than 10 Business Days after the Completion Date.

(b) The Purchaser must use its reasonable endeavours to ensure that the Vendor's share of each Performance Bond in place as at the Completion Date is refunded or released to the Vendor as soon as possible following the Completion Date.

(c) The Vendor must maintain the Performance Bonds in full force and effect until replaced in accordance with clause 12.1(a).

(d) If the Purchaser fails to provide the Vendor with replacements for the Performance Bonds within 12 Business Days of the Completion Date (or such other period agreed by the parties in writing) the Purchaser will reimburse the Vendor's reasonable costs and expenses associated with maintaining the Performance Bonds from the expiry of that period until such time as the Performance Bonds are replaced.

12.2 Vendor Group Guarantees

(a) As soon as practicable after either the Vendor or the Purchaser actually becomes aware (whether before, on or after Completion) of the existence of any Vendor Group Guarantee, that party must give notice to the other party of the existence of such Vendor Group Guarantee and provide:

(i) a copy of the relevant documents evidencing a Vendor Group Guarantee; and

(ii) a copy of any document or agreement giving rise to the requirement to provide such Vendor Group Guarantee.

(b) If the Purchaser or Vendor (as the case may be) so requests, the other party must promptly provide to the first named party any additional information regarding the requirement to provide the relevant Vendor Group Guarantee as may be available to the other party.

(c) If the Vendor Group Guarantee is given together with a Newmont Boddington guarantee, then the Purchaser and Vendor must use reasonable endeavours to obtain the release, with effect from Completion or with effect from as soon as practicably possible after Completion, of each member of the Vendor Group from Liability under any Vendor Group Guarantee.

(d) If the Vendor and Purchaser are unable to obtain the release of a member of the Vendor Group from Liability under a Vendor Group Guarantee that has been given together with a Newmont Boddington guarantee on or from Completion:

(i) the Purchaser will indemnify such member against any Liability arising directly or indirectly under the Vendor Group Guarantee; and

(ii) the Purchaser will continue to use reasonable endeavours to obtain, as soon as practicably possible after Completion, the release of each member of the Vendor Group from Liability under any Vendor Group Guarantee.

(e) For the purposes of this clause 12.2, 'reasonable endeavours' includes the Purchaser or (at the request of the relevant third party) another Purchaser Affiliate providing the relevant third party with a replacement guarantee or security on the same or substantially the same terms as the existing Vendor Group Guarantee.

12.3 **Applications**

(a) Without limiting any other obligation under this agreement, with effect from Completion until the grant of the Applications, the Purchaser must comply, at its cost, with any applicable law and the proper requirements of Government Agencies in connection with the Applications.

(b) As between the Vendor and the Purchaser, the Purchaser will, following Completion, to the maximum extent legally permissible have responsibility for (at its own cost and expense) all aspects of the processing and grant of the Applications. The parties will agree a form of power of attorney from the Vendor in favour of the Purchaser to facilitate (to the extent required) the Purchaser's responsibility for the processing and grant of the Applications.

(c) The Purchaser must reimburse the Vendor for all proper and reasonable out of pocket costs and expenses incurred by the Vendor under this clause after Completion as a result of the Vendor taking any action in respect of the Applications in accordance with the directions or instructions of the Purchaser.

(d) On the grant of any tenement pursuant to an Application, the Purchaser must promptly lodge the relevant transfer provided at Completion with respect to such tenement, and must bear and pay all stamp duty, registration fees or other fees and duties payable in respect of a transfer and its lodgement and registration.

(e) Without limiting any other indemnity in this agreement, with effect from Completion the Purchaser indemnifies and agrees to hold harmless the Vendor from and against all Liability which may arise or be incurred or sustained by the Vendor from or in connection with the Applications or any tenements granted pursuant to the Applications, and any action taken by the Vendor in respect of the Applications upon the direction or instruction of the Purchaser under this agreement.

(f) Notwithstanding any other provision of this clause 12.3, the Vendor will not be required to comply with any direction of the Purchaser under this clause which would breach any applicable law or regulation or the requirements of any

Government Agency or which would be unreasonable taking into account all of the circumstances.

13. WARRANTIES

13.1 Vendor Warranties

The Vendor represents and warrants in favour of the Purchaser that as at the date of this agreement and the Completion Date:

(a) (**status**) it is a company limited by shares under the Corporations Act and it is not subject to an Insolvency Event;

(b) (**power**) it has full legal capacity and power to:

(i) own its property and to carry on its business; and

(ii) enter into this agreement and to carry out the transactions that this agreement contemplates;

(c) (**corporate authority**) it has taken all corporate action that is necessary to authorise its entry into this agreement and its carrying out of the transactions that this agreement contemplates;

(d) (**Authorisations**) it holds each Authorisation that is necessary to:

(i) enable it to properly execute this agreement and, subject to clause 3, to carry out the transactions that this agreement contemplates;

(ii) ensure that this agreement is legal, valid, binding and admissible in evidence (subject to any required stamping and registration); and

(iii) enable it to properly carry on its business,

and it is complying with any conditions to which any of these Authorisations is subject and it will provide the Purchaser with evidence of all Authorisations as reasonably requested to do so by the Purchaser;

(e) (**documents effective**) this agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors' rights generally), subject to any necessary stamping or registration;

(f) (**no contravention**) neither its execution of this agreement nor the carrying out by it of the transactions that this agreement contemplates, does or will:

(i) contravene any law to which it or any of its property is subject or any order of any Government Agency that is binding on it or any of its property;

(ii) contravene any Authorisation;

(iii) contravene any undertaking or instrument binding on it or any of its property; or

(iv) contravene its constitution;

(g) (**no dispute, litigation or process**) there is no dispute, litigation, arbitration, mediation, conciliation or administrative proceeding, writ of execution or other process of any court, taking place, pending, or threatened which could reasonably be expected to affect the Sale Interest, other than any which affects the Proportionate Shares of all of the Joint Venturers;

(h) (**holder of Sale Interest**) it is the sole legal and beneficial holder of the whole of the Sale Interest (recognising that, in respect of certain constituent assets that comprise the Sale Interest, it may only be beneficial owner where the legal title to that constituent asset is held by the Manager or another Joint Venturer);

(i) (**compliance with obligations**) it has complied with all of its material obligations under the Project Agreements and Contracts;

(j) (**no withdrawal from Contracts)** other than as may be said to arise by reason of the Vendor entering into and performing its obligations under this agreement, the Vendor has not withdrawn, or given notice that it intends to withdraw, from any of the Project Agreements or Contracts;

(k) (**transfer of Sale Interest**) the Sale Interest is not subject to any Encumbrance or any agreement, option, royalty, interest or right of any kind (including a right that is conditional, contingent or that may arise in the future) except for the Permitted Encumbrances;

(l) (**no knowledge**) the Vendor is not aware after due enquiry of any fact or matter which would affect the good standing of the Tenements or the Sale Interest;

(m) (**Project Agreements binding**) to the best of the Vendor's knowledge and belief the Project Agreements remain valid and binding on it and the Vendor is not aware of any material breach or threatened material breach by it of any of the Project Agreements; and

(n) (**third party interests)** no third party has any right, title or interest (including rights of first refusal or pre-emptive rights) in:

(i) the whole or a percentage of the Sale Interest (recognising that, in respect of certain Joint Venture Assets, there are Permitted Encumbrances); or

(ii) the Vendor's interest in the Subleases.

13.1A **AngloGold Ashanti warranties**

AngloGold Ashanti represents and warrants in favour of the Purchaser that as at the date of this agreement and the Completion Date:

(a) (**status**) it is a company validly incorporated in its place of incorporation and it is not subject to an Insolvency Event;

(b) (**power**) it has full legal capacity and power to:

(i) own its property and to carry on its business; and

(ii) enter into this agreement and to carry out the transactions that this agreement contemplates;

(c) (**corporate authority**) it has taken all corporate action that is necessary to authorise its entry into this agreement and its carrying out of the transactions that this agreement contemplates;

(d) (**Authorisations**) it holds each Authorisation that is necessary to:

(i) enable it to properly execute this agreement and, subject to clause 3, to perform the obligations expressed to be imposed on it;

(ii) ensure that this agreement is legal, valid, binding and admissible in evidence (subject to any required stamping and registration); and

(iii) enable it to properly carry on its business,

and it is complying with any conditions to which any of these Authorisations is subject and it will provide the Purchaser with evidence of all Authorisations as reasonably requested to do so by the Purchaser;

(e) (**documents effective**) this agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors' rights generally), subject to any necessary stamping or registration;

(f) (**no contravention**) neither its execution of this agreement nor the carrying out by it of the transactions that this agreement contemplates, does or will:

(i) contravene any law to which it or any of its property is subject or any order of any Government Agency that is binding on it or any of its property;

(ii) contravene any Authorisation;

(iii) contravene any undertaking or instrument binding on it or any of its property; or

(iv) contravene its constitution.

13.2 **Continuing warranties**

Each of the Vendor Warranties and the Purchaser Warranties is made on the date of this agreement and is repeated as at the Completion Date (except for the representation and warranty in clause 13.5 and where expressly provided otherwise) and shall remain in full force notwithstanding Completion, subject to clauses 13.3 and 13.6.

13.3 **Limitation on representations**

(a) Each of the Purchaser, Newmont Boddington, NMC, NAL and the Manager acknowledges and agrees that:

(i) except as expressly set out in this agreement, neither the Vendor, the Vendor Affiliates, nor any person acting on behalf of or associated with the Vendor has made any representation, given any advice or given any warranty or undertaking, promise or forecast of any kind in relation to the Sale Interest, or this agreement;

(ii) without limiting paragraph (i), no representation, no advice, no warranty, no undertaking, no promise and no forecast is given in relation to:

(A) any economic, fiscal or other interpretations or evaluations by the Vendor or any person acting on behalf of or associated with the Vendor or any other person;

(B) future matters, including future or forecast costs, prices, revenues or profits (including in relation to reserves and resources);

(C) the principles to be applied by the Department, the ACCC or their successor(s) or other Governmental Agencies with respect to the regulation of the gold mining and exploration industry or any part of it and, in particular, matters affecting revenue, prices, charges and service levels; or

(D) the regulation of the exploration and mining industry (including any act or omission by the Department, the ACCC or any other Governmental Agency) and other Western Australian or national industries (and the relationship of such other industry regulation to the regulation of the gold mining and exploration industry).

(b) To the extent permitted by law, each of the Purchaser, the Manager, Newmont Boddington, NAL and NMC releases the Vendor and each Vendor Affiliate from, and agrees not to make and waives any right it might have to make, any Claim against the Vendor and each Vendor Affiliate in relation to anything referred to in clause 13.3(a) and will procure that each other Purchaser Affiliate so releases and agrees not to make and waive all such Claims, provided that nothing in this clause has the effect of releasing the Vendor from any Liability for breach of a Vendor Warranty or any other express Liability of the Vendor under this agreement.

13.4 **Purchaser's and Purchaser Affiliates' warranties**

Each of the Purchaser, NMC, NAL, Newmont Boddington and the Manager represents and warrants in favour of the Vendor that as at the date of this agreement and as at the Completion Date:

(a) (**status**) it is a company validly incorporated in its place of incorporation and it is not subject to an Insolvency Event;

(b) (**power**) it has full legal capacity and power to:

(i) own its property and to carry on its business; and

(ii) enter into this agreement and to carry out the transactions that this agreement contemplates;

(c) (**corporate authority**) it has taken all corporate action that is necessary or desirable to authorise its entry into this agreement and its carrying out of the transactions that this agreement contemplates;

(d) (**Authorisations**) subject to clause 3, it holds each Authorisation that is necessary to:

(i) enable it to properly execute this agreement and to carry out the transactions that this agreement contemplates;

(ii) ensure that this agreement is legal, valid, binding and, subject to applicable stamp duty, admissible in evidence; or

(iii) enable it to properly carry on its business,

and it is complying with any conditions to which any of these Authorisations is subject;

(e) (**keep Authorisations in good standing**) it will:

(i) use its best endeavours to obtain and keep in good standing all Authorisations required by law to:

(A) perform all of its obligations under this agreement; and

(B) acquire and hold all rights and interests provided for it under this agreement; and

(ii) give the Vendor evidence of all Authorisations if requested by the Vendor;

(f) (**documents effective**) this agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors' rights generally), subject to any necessary stamping or registration; and

(g) (**no contravention**) neither its execution of this agreement nor the carrying out by it of the transactions that this agreement contemplates, does or will:

(i) contravene any law to which it or any of its property is subject or any order of any Government Agency that is binding on it or any of its property;

(ii) contravene any Authorisation;

(iii) contravene any undertaking or instrument binding on it or any of its property; or

(iv) contravene its constitution or other constituent document.

13.5 **NMC – financing condition**

NMC represents and warrants (as at the date of this agreement) in favour of the Vendor that:

(a) as far as NMC is aware there has not occurred any event or circumstance that has resulted or could reasonably be expected to result in a material adverse change in the business, assets, operations or financial condition of NMC and its subsidiaries taken as a whole, except as disclosed in NMC's Annual Report on Form 10-K for the year ended December 31, 2007, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 and in any Current Report on Form 8-K filed subsequent to September 30, 2008 but prior to the date of this agreement;

(b) NMC has delivered to the Vendor and AngloGold Ashanti a true and complete copy of the Commitment Letter;

(c) the Commitment Letter has not been amended or modified; and

(d) the commitments contained in the Commitment Letter have not been withdrawn or rescinded in any respect prior to the date of this agreement.

13.6 **Claims for breach of warranty**

(a) No one or more of the Vendor or any of the Purchaser, Newmont Boddington, NMC or the Manager (as the case may be) may make any Claim in respect of the Purchaser Warranties or the Vendor Warranties (as applicable) and there is no Liability to make any payment (whether by way of damages or otherwise) for any breach of any of the Vendor Warranties or any of the Purchaser Warranties (as applicable):

(i) to the extent that the Claim is based on any fact, matter or circumstance:

(A) provided for in this agreement or any Project Agreement;

(B) in the case of any Claim in respect of the Vendor Warranties other than the Vendor Title Warranties, within the actual knowledge of senior management of the Purchaser or a Purchaser Affiliate; or

(C)

(I) in the case of any Claim in respect of the Vendor Warranties other than the Vendor Title Warranties: (1) within the actual knowledge of senior management of the Manager, NMC, Newmont Boddington, NAL or another Purchaser Affiliate; (2) that senior management of the Manager should have reasonably known, having regard to the Manager's standard of conduct under the Project Agreements; or (3) that senior management of Newmont Boddington should reasonably have known in its capacity as a Joint Venturer;

(II) in the case of any Claim in respect of the Purchaser Warranties, within the actual knowledge of senior management of the Vendor or any Vendor Affiliate or that senior management of the Vendor should reasonably have known in its capacity as a Joint Venturer; or

(III) in the case of any Claim in respect of the Vendor Warranties in clauses 13.1(i) (compliance with obligations) and 13.1(j) (no withdrawal from Contracts), arising out of or relating to an act or omission of the Manager;

(ii) in the case of any Claim in respect of the Vendor Title Warranties, no Claim may be made in respect of any area of land which is subject to a sublease held by the Vendor before Completion and which, after Completion, becomes subject to any form of registered alternative tenure or similar right under the Mining Act, issued to or in favour of the Purchaser; and

(iii) in the case of any Claim in respect of the Vendor Warranties, other than the Vendor Title Warranties, or the Purchaser Warranties, if notice of the Claim under clause 13.6(e) is not given within 12 calendar months of the Completion Date.

(b) Despite any other provision of this agreement, the maximum aggregate amount that the Purchaser or any Purchaser Affiliate may recover from the Vendor (whether by way of damages or otherwise):

(i) under the Vendor Title Warranties, is the Relevant Sum determined as at the date on which notice of the relevant Claim is received by the Vendor ("**Notice Date**"); and

(ii) under the Vendor Warranties, other than the Vendor Title Warranties, is US$198,000,000,

provided that the maximum amount recoverable under the Vendor Warranties (inclusive of the Vendor Title Warranties) must never exceed US$1,090,000,000.

(c) Despite any other provision of this agreement, the maximum aggregate amount that the Vendor or any Vendor Affiliate may recover from the Purchaser or a Purchaser Affiliate (whether by way of damages or otherwise) under the Purchaser Warranties is US$198,000,000.

In this agreement, "**Relevant Sum**" means, at a Notice Date, the sum of:

(A) US$750,000,000;

(B) the component of the Post Completion Amount received from the Purchaser in cash as at the Notice Date (if any);

(C) the cash received by the Vendor from the sale of the Vendor NMC Shares as at the Notice Date less Registration Expenses (as that term is defined in schedule 5 (Resale Registration) paid by the Vendor or Vendor Affiliates;

(D) the aggregate of the listed price of the Vendor NMC Shares not sold as at the Notice Date; and

(E) the sum of payments received pursuant to the Royalty by the Purchaser as at the Notice Date.

(d) No party is liable to make any payment (whether by way of damages or otherwise) for any breach of any Vendor Warranty or Purchaser Warranty (as applicable) if the amount finally adjudicated against that party or agreed in respect of the breach, or a series of breaches relating to the same or substantially similar facts, matters or circumstances or made in respect of the same Vendor Warranty or Purchaser Warranty (as applicable) is less than US$1,000,000.

(e) Each of the following applies in respect of this clause 13.6:

(i) (**notice of Claims**) The party making a Claim in respect of a Vendor Warranty or a Purchaser Warranty (as applicable) (the "**Claimant"**) must give written notice of a Claim to the party that gave the relevant representation or warranty ("**Payor"**) (setting out in reasonable detail the fact, circumstance or matter giving rise to the breach, the nature of the breach and the Claimant's calculation of the Loss suffered) as soon as reasonably practicable after the Claimant becomes aware of the fact, circumstance or matter on which the Claim is based;

(ii) (**insurance**) The Claimant must take commercially reasonable steps to enforce its rights of indemnity under any policy of insurance available to it in respect of the Claim and not compromise or settle any such rights without the prior written consent of the Payor (not to be unreasonably withheld or refused);

(iii) (**credit**) If, after the Payor has made any payment to the Claimant under this clause, the Claimant receives any benefit, recovery (including under any applicable insurance) or credit by reason of matters to which the Claim relates then the Claimant must repay to the Payor a sum corresponding to the amount of the payment or (if less) the amount of the benefit or credit;

(iv) (**Tax adjustment**) If any payment to be made to the Claimant will be subject to any Tax, the Payor must gross up the amount paid so that the amount actually received by the Claimant, net of Tax, is equal to the amount it would have received had no Tax been payable by it in respect of the amount payable to it but for this clause 13.6(e)(iv);

(v) (**change in law or interpretation**) The Payor will not be liable to make any payment (whether by way of damages or otherwise) to the Claimant in respect of a Claim:

(A) where the breach is as a result of any legislation not in force at the date of this agreement including legislation which takes effect retrospectively;

(B) where the breach is as a result of or in respect of a change in the judicial interpretation of the law in any jurisdiction after the date of this agreement; or

(C) where the breach is as a result of or in respect of a change in the administrative practice of any Governmental Agency after the date of this agreement including any change which takes effect retrospectively,

provided that where such breach would result in a material breach of the Vendor Title Warranties, the Claimant shall, prior to Completion, have the right to terminate this agreement by written notice to the Payor and this agreement shall terminate as and from the date of such notice other than in respect of clauses 1 (Interpretation), 18 (Costs and Stamp Duty), 19 (Notices) and 21 (General).

13.7 **Information affecting warranties**

If, during the Pre-Completion Period, a party becomes aware of any information, matter or thing which could reasonably be expected to materially adversely impact on the truth, accuracy or completeness of a warranty or representation given by it under this agreement or a warranty or representation given by another party under this agreement, that party must promptly notify the party or parties with the benefit of the warranty or that gave the warranty (as applicable) regarding that information.

14. **PAYMENTS**

14.1 **How payments must be made**

Each payment required to be made under this agreement must, in the absence of any other applicable provision in this agreement, be made as follows:

(a) by direct transfer of immediately available funds to the credit of the account that the Vendor or Purchaser (as the case requires) nominates at least 4 Business Days before the payment is due to be made; and

(b) without any set-off or counterclaim and (to the extent permitted by law) free and clear of, and without deduction or withholding for or on account of, any Taxes.

14.2 **Interest on amounts due**

If any party fails to pay any amount payable by it under or in accordance with this agreement, that party must, if demand is made by the party entitled to the payment, pay simple interest on that amount from the due date for payment until that amount is paid in full at the rate per annum which is the sum of the Interest Rate on the date on which the payment was due, plus a margin of 5% per annum, calculated daily. The right to require payment of interest under this clause is without prejudice to any other rights the party entitled to the payment may have against the party obliged to make the payment at law or in equity or under this agreement.

15. DEFAULT

15.1 Parties' right to terminate for breach

If a party ("**Defaulting Party**"):

(a) breaches a material term of this agreement before Completion or one of the Vendor Warranties in clause 13.1 or one of the Purchaser Warranties in clause 13.4 is found or admitted to be untrue, inaccurate or not complied with in a material respect on or before Completion; and

(b) the Defaulting Party does not remedy that material breach or the circumstances giving rise to that warranty or representation being untrue, inaccurate or not complied with in a material respect (to the reasonable satisfaction of the Purchaser, where the Vendor is the Defaulting Party, or the Vendor, where the Purchaser, Newmont Boddington, the Manager or NMC is the Defaulting Party (in each case, the party giving notice of default being the "**Relevant Party"**)) within ten Business Days of the date the Relevant Party gives notice requiring the Defaulting Party to remedy that breach,

then the Relevant Party may, without prejudice to any right or remedy available to it:

(c) terminate this agreement before Completion by notifying the Defaulting Party and each other party and sue the Defaulting Party for the loss of the benefit of this agreement; or

(d) seek specific performance of this agreement, in which case the Defaulting Party and the related bodies corporate of the Defaulting Party will not attempt to defeat that right by taking any steps in pursuance of a claim that damages would be an adequate remedy for the Relevant Party.

If the period under this clause 15.1 during which a party may remedy a breach or circumstance giving rise to a warranty or representation being untrue, inaccurate or not complied with would extend past the End Date and/or the Completion Date then the End Date and/or the Completion Date (as applicable) shall be extended so as to expire on the Business Day following the expiry of that period.

15.2 Parties may elect to complete

If a party is entitled to terminate this agreement pursuant to clause 15.1, the party may (at its absolute discretion) elect to complete this agreement without prejudice to any right or remedy that it may have against the Defaulting Party in respect of the circumstance giving rise to the right to terminate.

16. GOODS AND SERVICES TAX

16.1 Interpretation

Unless the context requires otherwise, terms defined in the GST Act have a corresponding meaning where used in this clause 16.

16.2 Going concern

(a) The parties acknowledge and agree that:

(i) the sale and purchase of the Sale Interest under the terms and conditions of this agreement is the sale of a going concern for the purposes of the GST Act and to the understanding of the parties is accordingly GST-free;

(ii) under this agreement the Vendor supplies to the Purchaser all of the things that are necessary for the continued operation of the business conducted pursuant to the Sale Interest;

(iii) the Vendor warrants that it will carry on the enterprise conducted pursuant to the Sale Interest until the Completion Date;

(iv) the Vendor warrants that it is registered or required to be registered for GST and will remain so until the Completion Date; and

(v) the Vendor warrants that it is supplying all things necessary for the continued operation of the enterprise constituted by the Sale Interest.

(b) Notwithstanding clause 16.2(a), if the Commissioner of Taxation determines that the sale and purchase of the Sale Interest is subject to GST, the Vendor (as "**Supplier**") may, in addition to the consideration payable for the supply, recover an additional amount on account of GST from the Purchaser (as "**Recipient**"), and:

(i) the Vendor must provide the Purchaser with a tax invoice; and

(ii) the Purchaser must pay to the Vendor an amount equal to the GST assessed on the Purchase Price and paid by the Vendor (and, to avoid doubt, but subject to clause 16.2(c), any fines, penalties or interest on the GST shall be the liability of the Purchaser).

(c) If any fines, penalties or interest are imposed or levied as a result of the failure by the Vendor to remit the GST amount in a timely manner after the Vendor's receipt from the Purchaser of an amount equal to the GST, then any such fines, penalties or interest shall be the liability of the Vendor.

16.3 Party is member of GST group

If a party is a member of a GST group, references to GST which the party must pay and to input tax credits to which the party is entitled include GST which the representative member of the GST group must pay and input tax credits to which the representative member is entitled.

16.4 GST exclusive amounts

All amounts payable under or in connection with this agreement are exclusive of GST unless indicated otherwise.

16.5 **Payment of GST**

Subject to clause 16.2:

(a) a recipient of a taxable supply under or in connection with this agreement must pay to the supplier, in addition to the consideration for the taxable supply, an amount equal to any GST paid or payable by the supplier in respect of the taxable supply; and

(b) the recipient must make that payment to the supplier as and when the consideration or part of it is provided, except that the recipient need not pay unless and until the recipient has received a tax invoice (or an adjustment note) for that taxable supply.

16.6 **Reimbursements**

Where a supplier incurs a cost or expense for which it may be reimbursed by, indemnified against, claim against or set-off against another party under this agreement, the amount to be paid or credited is the cost or expense (reduced by the input tax credit that the supplier is entitled to claim in relation to that cost or expense) plus the amount in relation to GST payable by the recipient as calculated under this clause 16.

16.7 **Indemnities**

(a) If a release or an indemnity under or in connection with this agreement gives rise to a liability to pay GST, the indemnified amount must include that GST.

(b) If a party has a claim under or in connection with this agreement whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable as reimbursement for GST (whether that amount is separate or included as part of a larger amount).

17. **MATERIAL ADVERSE EFFECT**

(a) The Purchaser may terminate this agreement by giving notice to the Vendor if, before Completion, any of the physical assets comprising the Joint Venture Assets are destroyed, lost or rendered unusable (whether or not insured), in whole or in part, so as to have a Material Adverse Effect.

(b) In this clause 17, "**Material Adverse Effect**" means a circumstance provided for in clause 17(a) which has or is reasonably likely to have a prejudicial or negative impact of a material nature, in the context of the transaction evidenced by this agreement, on the value of the Sale Interest, but excluding for the purposes of determining impact on the value of the Sale Interest any decrease in the value of the Sale Interest to the extent that it is attributable to:

(i) currency exchange rates;

(ii) the price of any Product, as that term is defined in the Joint Venture Agreement;

(iii) negative exploration results or re-evaluation of reserves or resources; and/or

(iv) an event, matter or circumstance otherwise known to the Purchaser or a Purchaser Affiliate, prior to the date of this agreement.

(c) If the Purchaser terminates this agreement under clause 17(a), that termination shall be the Purchaser's sole remedy in relation to events or circumstances giving rise to the Purchaser's right to so terminate but that termination shall not prejudice the continued force and effect of any provision of this agreement which is expressly or by implication provided to continue after termination of this agreement.

18. COSTS AND STAMP DUTY

18.1 Costs and Taxes generally

Except to the extent specified in clause 18.2, each party must bear and is responsible for its own costs in connection with the preparation, execution, completion and carrying into effect of this agreement and all taxes imposed on it arising out of or in any way connected with this agreement or the transactions it contemplates.

18.2 Stamp duty and registration fees

The Purchaser must bear and is responsible for, and must indemnify and keep indemnified the Vendor against, all stamp duty (together with any related interest, penalty, fine and expense) and registration fees payable on or in respect of or as a consequence of:

(a) this agreement; and

(b) any instrument, document, agreement, deed or transaction contemplated in or necessary to give effect to this agreement.

19. NOTICES

19.1 Method of giving notices

A notice, consent, approval or other communication required or permitted to be given by one party to another under this agreement must be given in writing and signed by or on behalf of the person giving it, addressed to the person to whom it is given and:

(a) delivered to that party's address; or

(b) transmitted by fax to that party's address.

19.2 Time of receipt

A notice given to a party in accordance with this clause is treated as having been given and received:

(a) if delivered to a party's address, on the day of delivery if a Business Day, otherwise on the next Business Day; or

(b) if transmitted by fax to a party's address and a correct and complete transmission report is received, on the day of transmission if a Business Day, otherwise on the next Business Day.

19.3 **Address of parties**

For the purposes of this clause 19, the address of a party is the address set out below or another address of which that party may from time to time give notice to each other party:

Vendor and AngloGold Ashanti:

Address:	Level 13, St Martins Tower, 44 St Georges Terrace Perth WA 6000
Fax:	+618 9425 4650
Attention:	Company Secretary

Purchaser, Newmont Boddington, Manager and NAL:

Address:	Level 1, 388 Hay Street, Subiaco WA 6008
Fax:	+61-8-9423-6176
Attention:	Company Secretary

NMC:

Address:	6363 South Fiddler's Green Circle Greenwood Village, Colorado, 80111 USA
Fax:	+1-303-837-5810
Attention:	General Counsel

20. **NMC AND NAL GUARANTEES**

20.1 **NMC**

(a) In consideration of, amongst other things, the release in favour of NMC in clause 9.4, NMC unconditionally and irrevocably guarantees to the Vendor:

(i) the due and punctual payment by the Purchaser of the Cash Completion Amount, the Post Completion Amount and the Royalty, to the extent such amounts become payable hereunder ("**Guaranteed Moneys**"); and

(ii) the performance by the Purchaser of its obligations in clauses 7.2, 8.1 and 8.2 of the Royalty Deed.

(b) As a separate, independent and additional covenant in respect of which NMC shall be bound as principal and not as surety, NMC agrees that if the Purchaser, for any reason:

(i) fails to pay any of the Guaranteed Moneys when expressed to be due by this agreement, NMC will pay the moneys not paid by the Purchaser on demand by the Vendor; or

(ii) fails to perform the obligations in clauses 7.2, 8.1 and 8.2 of the Royalty Deed, NMC will perform that obligation or indemnify the Vendor or Vendor Affiliate in respect of any Liability incurred by the Vendor or Vendor Affiliate arising as a result of the failure to perform that obligation but so that NMC shall not be liable for an amount greater than the Purchaser would have been liable for had that obligation been enforceable against the Purchaser.

(c) NMC's obligations under this clause 20.1(a) remain in full force and effect in respect of the Guaranteed Moneys until all of the Guaranteed Moneys have been paid in full and in respect of the obligations in clauses 7.2, 8.1 and 8.2 of the Royalty Deed while the Royalty continues to be payable. They will not be abated, suspended, abrogated, varied or affected by any matter or thing whatsoever including:

(i) the Vendor granting to the Purchaser any waiver, concession or other indulgence in respect of the performance of any obligation;

(ii) the Vendor delaying or postponing the exercise of any right, power or remedy conferred upon the Vendor;

(iii) any variation in the respective obligations and liabilities of the Purchaser and the Vendor under this agreement whether made with or without the knowledge or consent of NMC and whether or not to NMC's prejudice or detriment;

(iv) any of the obligations of the Purchaser under this agreement connected with the Guaranteed Moneys being invalid, void, voidable or unenforceable for any reason whatsoever; and

(v) any other matter, event, thing or occurrence which results in prejudice or detriment to NMC or which but for this clause would have abated, suspended, abrogated, varied or detrimentally affected NMC's liability under this agreement.

(d) The Vendor shall not be bound to pursue any claims or to exercise any remedy against the Purchaser or any other person before making any claim or demand or otherwise exercising its rights under this clause 20.1.

(e) At any time while any of the Guaranteed Moneys remain unpaid, NMC must:

(i) not either directly or indirectly prove in, claim or receive the benefit of any distribution, dividend or payment arising out of or relating to, the liquidation of the Purchaser in respect of any amount paid by NMC under this clause 20.1(a);

(ii) not raise a set-off or counterclaim available to it or the Purchaser against the Vendor in reduction of its liability under this clause 20.1(a);

(iii) not make a claim or enforce a right against the Purchaser or its property, in respect of any amount paid by NMC under this clause 20.1(a);

(iv) if required by the Vendor prove in any liquidation of the Purchaser for all amounts paid by NMC under this clause 20.1(a); and

(v) hold all amounts recovered by NMC from the liquidation of the Purchaser on account of amounts paid by NMC under this clause 20.1(a) in trust for the Vendor to the extent of any unsatisfied liability of NMC under this clause 20.1(a).

20.2 **NAL**

(a) In consideration of, amongst other things, the release in favour of NAL in clause 9.4, NAL unconditionally and irrevocably guarantees to the Vendor the due and punctual performance by the Purchaser of all obligations under this agreement and the deeds or agreements scheduled to this agreement, other than the obligations on the Purchaser to pay Guaranteed Moneys the subject of clause 20.1 (the "**Relevant Obligations**").

(b) As a separate, independent and additional covenant in respect of which NAL shall be bound as principal and not as surety, NAL agrees that if the Purchaser, for any reason, fails to perform the Relevant Obligations, NAL will perform the Relevant Obligations or indemnify the Vendor or Vendor Affiliate in respect of any Liability incurred by the Vendor or Vendor Affiliate arising as a result of the failure to perform the Relevant Obligations but so that NAL shall not be liable for an amount greater than the Purchaser would have been liable for had the Relevant Obligations been enforceable against the Purchaser.

(c) NAL's obligations under this clause 20.2 remain in full force and effect until all of the Relevant Obligations have been discharged and performed in full. They will not be abated, suspended, abrogated, varied or affected by any matter or thing whatsoever including:

(i) the Vendor granting to the Purchaser any waiver, concession or other indulgence in respect of the performance of any obligation;

(ii) the Vendor delaying or postponing the exercise of any right, power or remedy conferred upon the Vendor;

(iii) any variation in the respective obligations and liabilities of the Purchaser and the Vendor under this agreement whether made with or without the knowledge or consent of NAL and whether or not to NAL's prejudice or detriment;

(iv) any of the Relevant Obligations of the Purchaser under this agreement being invalid, void, voidable or unenforceable for any reason whatsoever; and

(v) any other matter, event, thing or occurrence which results in prejudice or detriment to NAL or which but for this clause would have abated, suspended, abrogated, varied or detrimentally affected NAL's liability under this agreement.

(d) The Vendor shall not be bound to pursue any claims or to exercise any remedy against the Purchaser or any other person before making any claim or demand or otherwise exercising its rights under this clause 20.2.

(e) At any time while any of the Relevant Obligations remain undischarged or unperformed, NAL must:

(i) not either directly or indirectly prove in, claim or receive the benefit of any distribution, dividend or payment arising out of or relating to, the liquidation

of the Purchaser in respect of any amount paid by NAL under this clause 20.2;

(ii) not raise a set-off or counterclaim available to it or the Purchaser against the Vendor in reduction of its liability under this clause 20.2;

(iii) not make a claim or enforce a right against the Purchaser or its property, in respect of any amount paid by NAL under this clause 20.2;

(iv) if required by the Vendor prove in any liquidation of the Purchaser for all amounts paid by NAL under this clause 20.2; and

(v) hold all amounts recovered by NAL from the liquidation of the Purchaser on account of amounts paid by NAL under this clause 20.2 in trust for the Vendor to the extent of any unsatisfied liability of NAL under this clause 20.2.

21. **GENERAL**

21.1 **Consents**

Where this agreement contemplates that a party may agree or consent to something (however it is described), the party may:

(a) agree or consent, or not agree or consent, in its absolute discretion; and

(b) agree or consent subject to conditions,

unless this agreement expressly contemplates otherwise.

21.2 **No merger**

Any rights and obligations of the parties under this agreement which are expressed to operate or may have effect upon or after Completion or have not been fulfilled in whole or in part by Completion, as the case may be, do not merge on Completion, but remain in full force and effect.

21.3 **Waiver**

The non-exercise of or delay in exercising any power or right of a party does not operate as a waiver of that power or right, nor does any single exercise of a power or right preclude any other or further exercise of it or the exercise of any other power or right. A power or right may only be waived in writing, signed by the party to be bound by the waiver.

21.4 **Confidentiality**

(a) A party may disclose this agreement to third parties.

(b) Each of the Vendor and the Purchaser shall consult with the other in relation to any proposed press release or public announcement by the other party or a Purchaser Affiliate or a Vendor Affiliate (as applicable) in relation to this agreement or the transactions contemplated by this agreement. The parties shall use their respective

reasonable endeavours to agree on the terms of any such proposed releases or announcements. If such agreement is not obtained, then each party may make such press announcements or releases as required by law or the rules of any stock exchange. No party may unreasonably withhold or delay its agreement under this clause.

(c) The Vendor will comply with the terms and conditions of clause 21 of the Joint Venture Agreement after Completion as if it were a Joint Venturer, provided that to the extent that the relevant terms or conditions of the Joint Venture Agreement are inconsistent with any term or condition of this agreement, the term or condition of this agreement will prevail to the extent of the inconsistency.

21.5 **Amendment**

This agreement may only be amended or supplemented in writing, signed by the parties. 21.6 **No assignment**

No party to this agreement may assign or purport to assign its rights or obligations under this agreement without the prior written consent of the other party, which consent may be withheld for any reason.

21.7 **Severability**

Any provision in this agreement which is invalid or unenforceable in any jurisdiction is to be read down for the purposes of that jurisdiction, if possible, so as to be valid and enforceable, and is otherwise capable of being severed to the extent of the invalidity or unenforceability, without affecting the remaining provisions of this agreement or affecting the validity or enforceability of that provision in any other jurisdiction.

21.8 **Counterparts**

This agreement may be executed in any number of counterparts and all of those counterparts taken together constitute one and the same instrument.

21.9 **Further assurances**

Each party must do, sign, execute and deliver and must procure that each of its employees and agents does, signs, executes and delivers, all deeds, agreements, instruments and acts reasonably required of it or them by notice from another party to effectively carry out and give full effect to this agreement and the rights and obligations of the parties under it. The exchange of executed counterparts of this agreement by facsimile or electronic mail of a scanned executed original of this agreement shall be as effective in all respects as the physical exchange of originally executed hard copy counterparts of this agreement.

21.10 **No amendment of Project Agreements**

Nothing in this agreement shall operate or be construed to operate to vary or amend in any way any provision of any of the Project Agreements.

21.11 **Entire agreement**

This agreement is the entire agreement of the parties on the subject matter. The only enforceable obligations and liabilities of the parties in relation to the subject matter are those that arise out of this agreement. All representations, communications and prior agreements in relation to the subject matter are merged in and superseded by this agreement.

21.12 **Attorneys**

Each person who executes this agreement on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

22. **LAW AND JURISDICTION**

22.1 **Governing law**

This agreement is governed by the laws applying in the State of Western Australia except for matters set forth in schedule 5 which shall be governed by the laws of New York.

22.2 **Submission to jurisdiction**

Except as otherwise provided in schedule 5, the parties submit to the non-exclusive jurisdiction of the courts of Western Australia and any courts which may hear appeals from those courts in respect of any proceedings in connection with this agreement.

Schedule 1

TENEMENTS

JOINT VENTURE TENEMENTS

PART A – BGM Tenements for which Vendor is a registered holder

Type	Tenement Number	Registered Holder	Date Granted	Date Expiry	Application Date
E	70/2149	AngloGold Ashanti Australia Ltd Newcrest Operations Ltd Newmont Boddington Pty Ltd			7/12/1998
E	70/2336	AngloGold Ashanti Australia Ltd Newcrest Operations Ltd Newmont Boddington Pty Ltd			25/05/2000
E	70/2550	AngloGold Ashanti Australia Ltd Newcrest Operations Ltd Newmont Boddington Pty Ltd			11/10/2002
G	70/0215	AngloGold Ashanti Australia Ltd Newcrest Operations Ltd Newmont Boddington Pty Ltd			13/05/2005
G	70/218	AngloGold Ashanti Australia Ltd Newmont Boddington Pty Ltd	16/08/2006	15/08/2027	
G	70/219	AngloGold Ashanti Australia Ltd Newmont Boddington Pty Ltd	13/12/2006	12/12/2027	
G	70/222	AngloGold Ashanti Australia Ltd Newmont Boddington Pty Ltd			13/04/2006
L	70/0028	AngloGold Ashanti Australia Ltd Newmont Boddington Pty Ltd	4/11/1993	3/11/2013	
L	70/0095	AngloGold Ashanti Australia Ltd Newmont Boddington Pty Ltd	5/05/2006	4/05/2027	
L	70/0096	AngloGold Ashanti Australia Ltd Newmont Boddington Pty Ltd	10/11/2006	9/11/2027	
M	70/0731	AngloGold Ashanti Australia Ltd Newmont Boddington Pty Ltd	26/01/1993	25/01/2014	
M	70/0944	AngloGold Ashanti Australia Ltd Newmont Boddington Pty Ltd	5/12/1996	4/12/2017	
M	70/0945	AngloGold Ashanti Australia Ltd Newmont Boddington Pty Ltd	5/12/1996	4/12/2017	
M	70/0946	AngloGold Ashanti Australia Ltd Newmont Boddington Pty Ltd	5/12/1996	4/12/2017	
M	70/0947	AngloGold Ashanti Australia Ltd Newmont Boddington Pty Ltd	5/12/1996	4/12/2017	
M	70/0948	AngloGold Ashanti Australia Ltd Newmont Boddington Pty Ltd	5/12/1996	4/12/2017	
M	70/0949	AngloGold Ashanti Australia Ltd Newmont Boddington Pty Ltd	5/12/1996	4/12/2017	
M	70/0950	AngloGold Ashanti Australia Ltd Newmont Boddington Pty Ltd	5/12/1996	4/12/2017	
M	70/0951	AngloGold Ashanti Australia Ltd Newmont Boddington Pty Ltd	5/12/1996	4/12/2017	
M	70/0952	AngloGold Ashanti Australia Ltd Newmont Boddington Pty Ltd	5/12/1996	4/12/2017	
M	70/0953	AngloGold Ashanti Australia Ltd Newmont Boddington Pty Ltd	5/12/1996	4/12/2017	
M	70/0954	AngloGold Ashanti Australia Ltd Newmont Boddington Pty Ltd	5/12/1996	4/12/2017	
M	70/0955	AngloGold Ashanti Australia Ltd Newmont Boddington Pty Ltd	5/12/1996	4/12/2017	

Type	Tenement Number	Registered Holder	Date Granted	Date Expiry	Application Date
M	70/0981	AngloGold Ashanti Australia Ltd	3/09/1997	2/09/2018	
		Newmont Boddington Pty Ltd			
M	70/1031	AngloGold Ashanti Australia Ltd	11/10/1999	10/10/2020	
		Newmont Boddington Pty Ltd			
M	264SA	AngloGold Ashanti Australia Ltd	1/08/1988	31/07/2009	
		Newmont Boddington Pty Ltd			
ML	70/0662	AngloGold Ashanti Australia Ltd	1/01/2002	31/12/2022	
		Newmont Boddington Pty Ltd			
ML	70/0663	AngloGold Ashanti Australia Ltd	1/01/2002	31/12/2022	
		Newmont Boddington Pty Ltd			
ML	70/0699	AngloGold Ashanti Australia Ltd	1/01/1989	31/12/2009	
		Newmont Boddington Pty Ltd			
ML	70/0751	AngloGold Ashanti Australia Ltd	1/01/2002	31/12/2022	
		Newmont Boddington Pty Ltd			
ML	70/0752	AngloGold Ashanti Australia Ltd	1/01/2002	31/12/2022	
		Newmont Boddington Pty Ltd			
ML	70/0753	AngloGold Ashanti Australia Ltd	1/01/2002	31/12/2022	
		Newmont Boddington Pty Ltd			

PART B – Other BGM Tenements

Type	Tenement Number	Registered Holder	Date Granted	Date Expiry	Application Date
E	70/0139	Hedges Gold Pty Ltd	18/06/1999	17/06/2004	
E	70/0710	Billiton Aluminium (RAA) Pty Ltd	16/01/1989	15/01/1997	
		Billiton Aluminium (Worsley) Pty Ltd			
		Sojitz Alumina Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
E	70/1148	Hedges Gold Pty Ltd	18/10/1993	17/10/2005	
E	70/1965	Hedges Gold Pty Ltd	5/10/1998	4/10/2009	
E	70/2562	Hedges Gold Pty Ltd			2/12/2002
G	70/220	Hedges Gold Pty Ltd			9/02/2006
M	70/0018	Reynolds Australia Alumina Ltd			8/04/1983
		The Shell Company of Australia Ltd			
		BHP Minerals Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0019	Reynolds Australia Alumina Ltd			8/04/1983
		The Shell Company of Australia Ltd			
		BHP Minerals Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0021	Billiton Aluminium (RAA) Pty Ltd	9/04/1986	8/04/2028	
		Billiton Aluminium (Worsley) Pty Ltd			
		Sojitz Alumina Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0022	Billiton Aluminium (RAA) Pty Ltd	9/04/1986	8/04/2028	
		Billiton Aluminium (Worsley) Pty Ltd			
		Sojitz Alumina Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0023	Billiton Aluminium (RAA) Pty Ltd	9/04/1986	8/04/2028	
		Billiton Aluminium (Worsley) Pty Ltd			
		Sojitz Alumina Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0024	Billiton Aluminium (RAA) Pty Ltd	9/04/1986	8/04/2028	
		Billiton Aluminium (Worsley) Pty Ltd			
		Sojitz Alumina Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0025	Billiton Aluminium (RAA) Pty Ltd	9/04/1986	8/04/2028	
		Billiton Aluminium (Worsley) Pty Ltd			
		Sojitz Alumina Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			

Type	Tenement Number	Registered Holder	Date Granted	Date Expiry	Application Date
M	70/0026	Reynolds Australia Alumina Ltd			14/04/1983
		The Shell Company of Australia Ltd			
		BHP Minerals Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0027	Reynolds Australia Alumina Ltd			14/04/1983
		The Shell Company of Australia Ltd			
		BHP Minerals Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0028	Reynolds Australia Alumina Ltd			14/04/1983
		The Shell Company of Australia Ltd			
		BHP Minerals Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0029	Reynolds Australia Alumina Ltd			14/04/1983
		The Shell Company of Australia Ltd			
		BHP Minerals Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0030	Reynolds Australia Alumina Ltd			14/04/1983
		The Shell Company of Australia Ltd			
		BHP Minerals Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0031	Reynolds Australia Alumina Ltd			14/04/1983
		The Shell Company of Australia Ltd			
		BHP Minerals Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0032	Reynolds Australia Alumina Ltd			14/04/1983
		The Shell Company of Australia Ltd			
		BHP Minerals Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0033	Reynolds Australia Alumina Ltd			14/04/1983
		The Shell Company of Australia Ltd			
		BHP Minerals Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0034	Reynolds Australia Alumina Ltd			14/04/1983
		The Shell Company of Australia Ltd			
		BHP Minerals Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0035	Reynolds Australia Alumina Ltd			14/04/1983
		The Shell Company of Australia Ltd			
		BHP Minerals Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0036	Reynolds Australia Alumina Ltd			14/04/1983
		The Shell Company of Australia Ltd			
		BHP Minerals Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0110	Billiton Aluminium (RAA) Pty Ltd	3/02/1989	2/02/2010	
		Billiton Aluminium (Worsley) Pty Ltd			
		Sojitz Alumina Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0111	Billiton Aluminium (RAA) Pty Ltd	3/02/1989	2/02/2010	
		Billiton Aluminium (Worsley) Pty Ltd			
		Sojitz Alumina Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0112	Billiton Aluminium (RAA) Pty Ltd	3/02/1989	2/02/2010	
		Billiton Aluminium (Worsley) Pty Ltd			
		Sojitz Alumina Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0113	Billiton Aluminium (RAA) Pty Ltd	3/02/1989	2/02/2010	
		Billiton Aluminium (Worsley) Pty Ltd			
		Sojitz Alumina Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0114	Billiton Aluminium (RAA) Pty Ltd	3/02/1989	2/02/2010	

		Billiton Aluminium (Worsley) Pty Ltd Sojitz Alumina Pty Ltd Japan Alumina Associates (Australia) Pty Ltd		
M	70/0115	Billiton Aluminium (RAA) Pty Ltd Billiton Aluminium (Worsley) Pty Ltd Sojitz Alumina Pty Ltd Japan Alumina Associates (Australia) Pty Ltd	3/02/1989	2/02/2010
M	70/0116	Billiton Aluminium (RAA) Pty Ltd Billiton Aluminium (Worsley) Pty Ltd Sojitz Alumina Pty Ltd Japan Alumina Associates (Australia) Pty Ltd	3/02/1989	2/02/2010
M	70/0462	Hedges Gold Pty Ltd	12/10/1989	11/10/2010

Type	Tenement Number	Registered Holder	Date Granted	Date Expiry	Application Date
M	70/0463	Hedges Gold Pty Ltd	12/10/1989	11/10/2010	
M	70/0464	Hedges Gold Pty Ltd	12/10/1989	11/10/2010	
M	70/0465	Hedges Gold Pty Ltd	12/10/1989	11/10/2010	
M	70/0466	Hedges Gold Pty Ltd	12/10/1989	11/10/2010	
M	70/0545	Reynolds Australia Alumina Ltd			13/07/1989
		The Shell Company of Australia Ltd			
		Sojitz Alumina Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0554	Reynolds Australia Alumina Ltd	6/04/2004	5/04/2025	
		The Shell Company of Australia Ltd			
		Sojitz Alumina Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0564	Billiton Aluminium (RAA) Pty Ltd	27/04/1990	26/04/2011	
		Billiton Aluminium(Worsley) Pty Ltd			
		Sojitz Alumina Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0588	Hedges Gold Pty Ltd	7/06/1990	6/06/2011	
M	70/0589	Hedges Gold Pty Ltd	7/06/1990	6/06/2011	
M	70/0590	Hedges Gold Pty Ltd	7/06/1990	6/06/2011	
M	70/0591	Hedges Gold Pty Ltd	7/06/1990	6/06/2011	
M	70/0799	Billiton Aluminium (RAA) Pty Ltd	21/09/1993	20/09/2014	
		Billiton Aluminium (Worsley) Pty Ltd			
		Sojitz Alumina Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0975	Billiton Aluminium (RAA) Pty Ltd			14/01/1997
		Billiton Aluminium (Worsley) Pty Ltd			
		Sojitz Alumina Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/0976	Billiton Aluminium (RAA) Pty Ltd			14/01/1997
		Billiton Aluminium (Worsley) Pty Ltd			
		Sojitz Alumina Pty Ltd			
		Japan Alumina Associates (Australia) Pty Ltd			
M	70/1220	Hedges Gold Pty Ltd			4/03/2005
M	70/1221	Hedges Gold Pty Ltd			4/03/2005
M	70/1236	Hedges Gold Pty Ltd			17/06/2005
M	70/1237	Hedges Gold Pty Ltd			17/06/2005
M	70/1238	Hedges Gold Pty Ltd			17/06/2005
M	70/1239	Hedges Gold Pty Ltd			17/06/2005

Schedule 2

ROYALTY DEED

Boddington Gold Mine Royalty Deed

DATED

Parties

1. **Saddleback Investments Pty Ltd** (ACN 134 978 224) of Level 1, 388 Hay Street, Subiaco, Western Australia (**Saddleback**)
2. **AngloGold Ashanti Australia Limited (**ABN 42 008 737 424) of Level 13, St Martin's Tower, 44 St Georges Terrace, Perth, Western Australia (**AngloGold**)

Background

A. Saddleback and AngloGold are parties to the Sale and Purchase Agreement which provides *inter alia* for the payment by Saddleback of the Royalty to AngloGold.

B. The Parties now enter into this Deed to record the terms and conditions upon which the Royalty is payable by Saddleback to AngloGold.

Operative provisions

1. Interpretation

1.1 In this Deed, unless the context otherwise requires:

"**Allocation**" has the meaning given in clause 8.4(f);

"**Average Margin**" has the meaning given in clause 2;

"**Boddington Gold Mine Joint Venture**" means the unincorporated joint venture governed by the agreement entitled "Further Restated Boddington Gold Mine Joint Venturers Agreement" dated 17 November 2006 between Newmont Boddington Pty Ltd, AngloGold and BGM Management Company Pty Ltd and "**Boddington Gold Mine**" means the gold mine the conduct of which is the subject matter of that agreement;

"**Business Day**" means a day which is not a Saturday, Sunday or public holiday in the state of Western Australia;

"**Cash Costs**" has the meaning given in clause 2;

"**Commencement Date**" means the first day of the second calendar quarter of 2010;

"**Deed**" means this deed;

“**Dispose**” means to sell, assign, lease, transfer, mortgage, pledge, part with possession of any interest, novate, deal or in any manner encumber, dispose of or alienate and “**Disponee**”, “**Disposal**” and “**Disposing**” have corresponding meanings;

“**Encumbrance**” means a mortgage, pledge, charge, lien, assignment, hypothecation, security interest or title retention;

“**Expert**” means a person suitably qualified and capable of making an expert determination under this Deed;

“**Gold**” means the precious metal bearing the chemical symbol “Au”;

“**Government Agency**” means:

(a) a government or government department or other body;

(b) a governmental, semi-governmental or judicial person; or

(c) a person (whether autonomous or not) who is charged with the administration of a law;

“**Interest Rate**” on a day means the per annum rate of interest known as “London Interbank Offered Rate” for deposits of United States dollars for a period of three months as determined from the applicable Reuters page as at 11:00 am (London time) on that day or, if that day is not a Business Day on the last preceding Business Day;

“**Minerals**” means all minerals (as that term is defined in the Mining Act) and metals, in whatever form;

“**Mining**” includes any mode or method of working whereby earth or any rock structure, stone, fluid or mineral bearing substance is disturbed, removed, washed, shifted, crushed, leeched, roasted, distilled, evaporated, smelted, refined or dealt with for the purpose of obtaining any Gold or Minerals therefrom whether it has been previously disturbed or not and “**Mined**” has a corresponding meaning;

“**Mining Act**” means the *Mining Act 1978* (WA) in force from time to time in Western Australia and any regulations made under the Act;

“**mining tenement**” has the same meaning as under the Mining Act;

“**Offer**” has the meaning given in clause 8.4(b);

“**Parties**” means AngloGold and Saddleback and “**Party**” means any one of them;

“**Produce**” means to refine, smelt and/or process ore to produce metal able to be sold on a metals exchange and “**Produced**” and “**Production**” have corresponding meanings;

“**Product**” means any Minerals Mined or Produced by or on behalf of Saddleback from within the Royalty Area;

“**Project Statement**” means a statement setting out the calculation of the Royalty for the previous Quarter and also setting out in detail all the information necessary for the calculation of Cash Costs for that Quarter;

“**Quarter**” means the period commencing on the Commencement Date and ending on the next to occur of 31 March, 30 June, 30 September or 31 December, and thereafter, each period of 3 calendar months ending on those dates in each calendar year during which Mining on the Royalty Area has been conducted, and “**Quarterly**” has a corresponding meaning;

“**Records**” means books of account, records, reports, invoices, statements and other documents as would usually be kept and maintained by a prudent manager of a project of a kind similar to any Mining operations on the Royalty Area and in relation to deliveries and other Disposals of the Product derived from such Mining operations;

“**Related Body Corporate**” has the same meaning as in the *Corporations Act 2001 (Cth)*;

“**Royalty**” means the royalty granted by Saddleback to AngloGold pursuant to clause 2 and payable by Saddleback to AngloGold in accordance with the terms of this Deed;

“**Royalty Area**” means the area of land shown in the map attached to this Deed in schedule 2 (which map was agreed between the Parties after the date of the Sale and Purchase Agreement but before Completion (as that term is defined in the Sale and Purchase Agreement) under the Sale and Purchase Agreement to represent the area of land enclosed by the external boundaries of the Tenements, as the Tenements were at the date of this Deed);

“**Royalty Interest**” has the meaning given in clause 8.4(b);

“**Sale and Purchase Agreement**” means the agreement dated [insert] between Saddleback, AngloGold and others related to the sale of AngloGold’s interest in the Boddington Gold Mine Joint Venture;

“**Subleases**” means the subleases granted under:

(a) the deed entitled “Deed of Sublease” between BHP Billiton Aluminium (Worsley) Pty Ltd and AngloGold dated 28 February 2007, granting a non-bauxite sublease in relation to a 30% registered interest in mining leases M70/21-25 (inclusive); and

(b) the deed entitled “Deed of Sublease” between Japan Alumina Associates (Australia) Pty Ltd and AngloGold dated 28 February 2007, granting a non-bauxite sublease in relation to a $3^1/_3$% registered interest in mining leases M70/21-25 (inclusive);

“Tax” means a tax, levy, duty, charge, deduction or withholding (including income taxes), however it is described, that is imposed by a Government Agency, together with any related interest, penalty, fine or other charge, other than GST; and

"**Tenements**" means the mining tenements (including applications for mining tenements) listed in schedule 3.

1.2 In this Deed, unless the context otherwise requires:

(a) words denoting the singular number only include the plural and vice versa;

(b) words denoting the masculine gender include the feminine and vice versa;

(c) words denoting individual persons include corporations;

(d) a reference to a section, clause, sub-clause, paragraph or schedule is a reference to a section, a clause, a sub-clause or a paragraph of, or a schedule to, this Deed;

(e) reference to a statute includes all regulations under and amendments to that statute and any statute passed in substitution for that statute or incorporating any of its provisions to the extent that they are incorporated;

(f) reference to a claim includes any claim, demand, right, request, requisition, requirement, direction, action, application, proceeding, allegation or legal action, whether actual, commenced, anticipated, threatened or potential;

(g) a reference to a deed (including this Deed), agreement or other instrument or any provision thereof includes a reference to that deed, agreement, instrument or provision as varied, supplemented, novated, assigned or replaced from time to time;

(h) a reference to a month is a reference to a calendar month (whether or not beginning on the first day of any month);

(i) the words "including", "such as" and "particularly" and similar expressions do not imply any limitation;

(j) clause and subclause headings are for reference purposes only;

(k) reference to loss includes any loss, liability, damage, injury, accident, claim or cost incurred at any time;

(l) a reference to liability means:

(i) in relation to any person, any liability, debt, indebtedness, loss, damages, compensation, expenditure, obligation, duty, function, responsibility, accountability, answerability, answerability for profits, liability to make restitution, judgment debt, fine or criminal or civil penalty; and

(ii) in relation to any asset, any liability, charge, encumbrance, disqualification or prejudice affecting that asset;

(m) reference to a person includes any other entity recognised by law and vice versa;

(n) where a word or phrase is defined its other grammatical forms have a corresponding meaning;

(o) any reference to a Party, a party to an agreement or contract or a party in its capacity as a joint venturer includes (in each case) its successors and permitted assigns;

(p) the expression "**at any time**" includes reference to past, present and future time and the performance of any action from time to time;

(q) no rule of construction concerning a provision applies to the disadvantage of a Party because that Party was responsible for the inclusion of that provision; and

(r) a reference to **US$**, **$** or "**dollars**" means United States dollars.

2. The Royalty

2.1 Saddleback grants AngloGold a royalty on the terms set out in this clause 2.

2.2 The Royalty shall not exceed in the aggregate the sum of US$100,000,000 (one hundred million United States dollars). If the aggregate amount of the Royalty paid under this Deed equals US$100,000,000 (one hundred million United States dollars), no further payments shall be due or payable under this Deed.

2.3 The Royalty shall commence on the Commencement Date. The calculation set out in clause 2.4 shall be made in respect of the Quarter commencing on the Commencement Date and each subsequent Quarter, and payment of the Royalty (if any) in respect of a particular Quarter shall be made no later than 45 days after the last day of that Quarter.

2.4 The amount that is the Royalty for a given Quarter shall be equal to:

(a) 50% of the amount by which the Average Margin for that Quarter exceeds US$600 per ounce, multiplied by

(b) 33 and 3/9% of the number of Gold ounces Produced from the Royalty Area that are sold in that Quarter.

2.5 In this Deed:

"**Average Margin**" means, in respect of a Quarter, the arithmetic average of the London Bullion Market Association AM Gold Fix for each day during that Quarter less Cash Costs; and

"**Cash Costs**" means, in respect of a Quarter, the amount per ounce of Gold Produced from the Royalty Area that is sold during that Quarter, calculated in accordance with Schedule 1.

3. Information and Access to Records

3.1 Saddleback must keep and maintain or ensure that there are kept and maintained accurate and complete Records.

3.2 Saddleback must deliver to AngloGold:

(a) within 45 days after the expiration of each Quarter, a Project Statement in respect of that Quarter; and

(b) the Records and other information, relating to the calculation of the Royalty, and which may reasonably be requested by AngloGold, from time to time, to enable AngloGold to verify the amount of the Royalty payable in respect of that Quarter and to verify the completeness and accuracy of each Project Statement.

3.3 Saddleback must permit AngloGold, at AngloGold's own cost and risk and after AngloGold has given reasonable notice to Saddleback, to inspect at all reasonable times all Records and other information relating to the calculation of the Royalty.

3.4 Subject to clause 3.5, AngloGold undertakes that it will keep confidential all Records and information provided to it in accordance with clause 3.2(b) or inspected by it in exercising the rights conferred by clause 3.3.

3.5 AngloGold may disclose Records and information provided to it in accordance with clause 3.2(b) or inspected by it in exercising the rights conferred by clause 3.3:

(a) in enforcing this Deed or in a proceeding arising out of or in connection with this Deed;

(b) if required under a binding order of a Governmental Agency or under a procedure for discovery in any proceedings;

(c) if required under any law or any administrative guideline, directive, request or policy whether or not having the force of law;

(d) to its legal and financial advisers on a confidential basis;

(e) to a bona fide proposed assignee of its right, title and interest in and under this Deed (provided the proposed assignee has first covenanted in writing in favour of Saddleback to keep such information confidential); or

(f) with the prior written consent of Saddleback.

3.6 To the extent legally possible AngloGold must give Saddleback as much prior notice as possible of a proposed disclosure pursuant to clauses 3.5(a) or 3.5(b) including details of the Records and information to be disclosed and the persons to whom disclosure is to be made and the circumstances for that proposed disclosure. AngloGold must use commercially reasonable efforts to limit the disclosure to the

maximum extent permissible having regard to the circumstances requiring the disclosure to be made.

4. Right to Audit

4.1 After giving reasonable notice to Saddleback, AngloGold may, within 20 Business Days of the payment of the Royalty under clause 2, audit and verify the Records relating to Saddleback's calculations in respect of the formula in clause 2 and the component items of it including the Cash Costs and Average Margin.

4.2 Saddleback must make available to AngloGold and AngloGold's auditors such of its personnel and Records as are reasonably required by AngloGold or its auditors for the purposes of conducting an audit of the type referred to in clause 4.1.

4.3 If there is a dispute in relation to the amount of a Royalty payment, then either Party shall have the right to give notice to the other Party requesting the appointment of an independent auditor. The Parties will jointly appoint such independent auditor and failing agreement within 10 Business Days of the notice requesting the appointment, the independent auditor shall be selected by the President (at the time of notice) of the Institute of Chartered Accountants (Western Australian Branch). The independent auditor shall review and determine the amount of the Royalty that is properly due and payable. The Parties must cooperate with, and provide information, including the Records, to the independent auditor. At the conclusion of the review the independent auditor will issue an audit certificate to the Parties.

4.4 The costs of carrying out an audit of the type referred to in clause 4.3 must be borne:

(a) if the audit verifies Saddleback's Royalty payment or reveals that Saddleback's Royalty payment has resulted in AngloGold being paid a greater amount of Royalty than the amount of Royalty to which AngloGold is entitled, by AngloGold; and

(b) in all other circumstances, by Saddleback.

4.5 The audit referred to in clause 4.3 will be a final and conclusive determination of the accuracy of the matters the subject of the audit, and binding on the Parties in the absence of manifest error. Each Party will make the appropriate payment required in adjustment in accordance with the audit certificate within 10 Business Days of receiving the audit certificate.

5. Goods and Services Tax

5.1 Definitions

Capitalised terms in this clause 5 that are not defined by this Deed have the same meaning as those terms have under the *A New Tax System (Goods and Services Tax) Act 1999 (Cth)*.

5.2 Adjustment for GST

(a) Amounts specified in this Deed as being payable by Saddleback to AngloGold are exclusive of any GST applicable.

(b) If a Supply from AngloGold under or in connection with this Deed constitutes a Taxable Supply, AngloGold may recover from Saddleback an amount on account of GST in addition to any payment or other consideration for the Supply.

(c) The additional amount is equal to the Value for the Supply multiplied by the prevailing rate of GST.

5.3 Tax Invoice

If any Supply is a Taxable Supply, then Saddleback must provide AngloGold with a Recipient Created Tax Invoice within 15 Business Days of the end of the month in which the payment or other consideration for the Supply is made.

6. Payments

6.1 Saddleback shall pay the Royalty to AngloGold in cash, by bank cheque, by a cheque of Saddleback which is honoured on presentation, or by direct debit to a bank account nominated in writing by AngloGold.

6.2

(a) If at any time an applicable law obliges Saddleback to make a deduction or withholding from a payment to AngloGold under this Deed on account of Taxes payable by AngloGold (or any amounts required to be withheld by virtue of section 128B of the Income Tax Assessment Act 1936 (as amended, or replaced) or section 12-325 of the Taxation Administration Act 1953 (as amended, or replaced)), Saddleback must make the withholding as required by law and must pay to the relevant Government Agency on time the full amount of the deduction or withholding and promptly deliver to AngloGold a copy of any receipt, certificate or other proof of payment. Any such deduction or withholding made in relation to income taxes or in relation to any other tax imposed on AngloGold shall be considered a part of the Royalty paid under this Deed for the purposes of clause 2.2.

(b) If at any time an applicable law obliges AngloGold to make a tax payment on behalf of Saddleback under this Deed in relation to the Royalty payments, on account of Taxes payable by Saddleback, AngloGold must make the payment as required by law and must pay to the relevant Government Agency on time the full amount of the payment and promptly deliver to Saddleback a copy of any receipt, certificate or other proof of payment. Saddleback must pay to AngloGold a sum equivalent to the sum paid by AngloGold to the Government Agency (in addition to the Royalty payment otherwise calculated under this Deed), at the time of payment of each Royalty payment. Any such sum paid in

relation to taxes imposed on Saddleback shall not be considered a part of the Royalty paid under this Deed for purposes of clause 2.2.

(c) Subject to clauses 5, 6.2(a) and 6.2(b), and for the avoidance of doubt:

(i) any Taxes imposed on AngloGold, or a Related Body Corporate of AngloGold, in relation to the Royalty shall be exclusively borne by AngloGold; and

(ii) any Taxes imposed on Saddleback, or a Related Body Corporate of Saddleback, in relation to the Royalty shall be exclusively borne by Saddleback.

6.3 Subject to clause 6.2 and except for amounts owing pursuant to clause 4.5 which may be deducted from future Royalty payments, Saddleback has no right to set off or otherwise deduct from or withhold any payment that it is liable to make to AngloGold under this Deed against any money that AngloGold or any Related Body Corporate of AngloGold is or may be liable to pay to Saddleback whether under this Deed or otherwise.

6.4 If any Party fails to pay any amount payable by it under or in accordance with this Deed, that Party must, if demand is made, pay simple interest on that amount from the due date for payment until that amount is paid in full at the rate per annum which is the sum of the Interest Rate on the date on which the payment was due, plus a margin of 5% per annum, calculated daily. The right to require payment of interest under this clause is without prejudice to any other rights the non-defaulting Party may have against the defaulting Party at law or in equity or under this Deed.

7. Default

7.1 If Saddleback defaults in performing or observing any obligation imposed on it under this Deed or if Saddleback repudiates this Deed then AngloGold, in addition to any other rights or remedies which it may have under this Deed or otherwise, may:

(a) affirm this Deed and sue Saddleback for damages for breach; or

(b) affirm this Deed and sue Saddleback for specific performance of this Deed and damages for breach in addition to or in lieu of specific performance of this Deed.

7.2 Except as otherwise specifically provided in this Deed:

(a) AngloGold shall not be entitled to exercise any of its rights or remedies under clause 7.1 on the ground of Saddleback's default in performing or observing any obligation imposed on Saddleback under this Deed; and

(b) AngloGold shall not be entitled to terminate this Deed on the ground of Saddleback's default in performing or observing any obligation imposed on Saddleback under this Deed,

unless AngloGold has first given to Saddleback a written notice specifying the default complained of, which notice shall require that the default be remedied within a period of not less than 10 Business Days from the date of service of that notice, and Saddleback fails to remedy or begins to remedy the default within that period.

7.3 The giving of a notice under this clause does not prejudice the right of AngloGold to give a further notice under this clause.

7.4 Clause 7.2 shall not apply where Saddleback repudiates this Deed.

8. Assignment and Encumbrances

8.1 By Saddleback

(a) This clause 8.1 applies to any Disposal by Saddleback of its rights and obligations under this Deed.

(b) For the purpose of this clause 8.1, any Disposal by Saddleback of any of its rights and obligations under this Deed is referred to as an assignment.

(c) Any assignment or purported assignment will be of no effect and is void ab initio unless:

(i) AngloGold has given its prior written consent (such consent not to be unreasonably withheld or delayed);

(ii) the assignment is part of a transaction involving the sale or transfer of an interest in the Boddington Gold Mine to the assignee that is commensurate with the extent of the proposed assignment recognising that Saddleback's interest in the Boddington Gold Mine as at the date of this Deed is 33 and 3/9%; and

(iii) a deed duly executed by the assignee, under which the assignee assumes in favour of AngloGold, the obligations of Saddleback under this Deed either wholly or to the extent of the interest assigned under the assignment (as the case requires) is delivered to AngloGold in a form acceptable to AngloGold (acting reasonably).

(d) Subject to an assignment conforming to this clause 8.1, Saddleback will be released from any further obligation under this Deed to the extent of the assumption of those obligations by the assignee and arising after the date of the assignment. Until the release of Saddleback becomes effective, Saddleback shall continue to pay the Royalty as if the assignment had not occurred.

(e) The release of Saddleback under clause 8.1(d) will be without prejudice to any of the rights of AngloGold against Saddleback for a breach of this Deed arising

before the date of the assignment or from any rights intended to survive this Deed.

8.2 Retention of Royalty obligations

(a) If as part of a proposed sale or transfer of an interest by Saddleback in the Boddington Gold Mine to a third party (the **assignee**), the obligations under this Deed are not to be assumed by the assignee under clause 8.1 and accordingly Saddleback retains the obligations under this Deed, including to pay the Royalty, then such proposed sale or transfer of an interest in the Boddington Gold Mine may not occur and is void ab initio unless Saddleback first procures a contractual right to ensure that:

(i) the Records and information required to calculate the Royalty payments are kept and maintained for so long as the Royalty remains payable;

(ii) Saddleback has access to the Records and information required to calculate the Royalty so as to enable it to calculate the Royalty and prepare Project Statements; and

(iii) AngloGold may have access to inspect those Records and that AngloGold has information and audit rights and obligations in accordance with provisions equivalent to clauses 3.3, 3.4 and 3.6 and 4.

(b) Saddleback shall use commercially reasonable endeavours to enforce, at its own expense, the contractual rights against the assignee obtained under clause 8.2(a).

8.3 By AngloGold

(a) Subject to clause 8.4, AngloGold may at any time Dispose of its rights, title and interest under this Deed to any person, without obtaining the consent of Saddleback.

(b) The Disposal contemplated by this clause 8.3 must be by instrument in writing executed by AngloGold and the assignee and delivered to Saddleback. The form of that instrument will be as agreed between AngloGold and the assignee except that it must contain details of the assignee's address for service.

8.4 Saddleback Pre-emptive Right

(a) This clause 8.4 does not apply with respect to any Disposal or proposed Disposal by AngloGold to a Related Body Corporate of AngloGold, which shall be permitted without the need for consent from Saddleback.

(b) Subject to clause 8.4(e), if at any time during the period in which Royalty payments are due under this Deed, AngloGold proposes to assign its rights under this Deed ("**Royalty Interest**") to a third party Disponee, then it must first offer its Royalty Interest to Saddleback ("**Offer**") in accordance with this clause 8.4.

(c) An Offer under this clause 8.4 must be made by written notice and include:

(i) the name and address of the proposed Disponee;

(ii) the relationship between AngloGold and the proposed Disponee;

(iii) the cash consideration (or if there is non-cash consideration as to whole or in part, the value in cash of that non-cash consideration as reasonably determined by AngloGold, subject to clause 8.4(f)) for the proposed Disposal and if that Disposal is part of a larger transaction the basis on which the proposed consideration for the Disposal has been determined (which must represent a reasonable allocation of the overall consideration determined by AngloGold, subject to clause 8.4(f) for that larger transaction); and

(iv) all terms and conditions upon which AngloGold proposes to Dispose the Royalty Interest to the Disponee (including a copy of any proposed assignment documents to the extent that they relate to the Royalty Interest).

(d) Saddleback may accept an Offer by written notice to AngloGold:

(i) within 15 Business Days after the making of the Offer; or

(ii) if the Offer is referred to an Expert for determination in accordance with clause 8.4(f), within 10 Business Days of the date of the determination made by the Expert.

(e) If an Offer is not duly accepted by Saddleback in accordance with clause 8.4(d) then AngloGold may, within 45 Business Days after the end of the period specified in clause 8.4(d), proceed with the proposed Disposal of the Royalty Interest on terms not materially different to those notified in its Offer, subject to complying with clause 8.3 (b). If AngloGold does not so proceed to Dispose of the Royalty Interest within 45 Business Days after the end of the period specified in clause 8.4(d), then this clause 8.4 again applies to any proposed Disposal subject to the terms of this clause 8.4.

(f) Within 5 Business Days after receipt by Saddleback of the calculation of the cash value of the non-cash consideration or the allocation of the overall consideration for a larger transaction to the value of the Royalty Interest (the "**Allocation**"), Saddleback may give written notice to AngloGold that it does not accept the calculation of the cash value of the non-cash consideration or the Allocation, in which case, the Parties must seek to agree upon that cash value or Allocation. If the Parties cannot reach agreement within 5 Business Days after the written notice is received by AngloGold, that cash value or the Allocation must be independently determined by an Expert appointed under this Deed, who must make such determination within 30 days of his or her appointment.

9. Saddleback's covenants

9.1 Saddleback must not do, or, to the extent it has power, permit to be done, anything that may render the Tenements or any of them liable for forfeiture.

9.2 Saddleback must use its commercially reasonable efforts to maintain the Tenements, or cause them to be maintained in good standing in accordance with their respective terms.

9.3 Nothing in this Deed, including this clause 9, will make Saddleback liable to AngloGold to the extent of an area where:

(a) a Sublease has expired and a new sublease replacing the relevant whole or part of the area of that Sublease is refused;

(b) Mining operations cease to be conducted in the whole or part of the Royalty Area; or

(c) any of the Tenements or Subleases is surrendered or released because:

(i) the relevant whole or part of that Tenement, the Sublease or the Tenement the subject matter of that Sublease no longer contains known Gold reserves or resources that the owners of the Boddington Gold Mine consider to be economically minable (acting reasonably); or

(ii) such owners determine (acting reasonably) that further exploration on the area covered by a Tenement or a Sublease is not warranted or, for other business reasons, continuing to maintain the Tenement or a Sublease in existence is not warranted.

9.4 To the extent a Tenement or Sublease is surrendered or released as contemplated in clause 9.3 then, for so long as Saddleback or a Related Body Corporate of Saddleback, does not have an interest in the released or surrendered area, any Minerals Produced from that area shall be excluded in calculating the Royalty. To avoid doubt, if Saddleback or a Related Body Corporate of Saddleback re-acquires an interest in such area then that area shall again be subject to the Royalty and will be included in calculating the Royalty.

10. Waiver

10.1 No waiver by any Party of any provision of this Deed is effective unless it is in writing signed by that Party and any waiver is effective only in the specific instances and for the specific purpose for which it was given.

10.2 No failure or delay by any Party to exercise any right, power or remedy under this Deed or to insist on strict compliance by the other Party with any obligation under this Deed, and no custom or practice of the Parties at variance with the terms of this Deed, constitutes a waiver of any Party's right to demand exact compliance with this Deed.

10.3 The single or partial exercise of any right by that Party does not preclude any other or further exercise of that or any other right by that Party.

11. Expert Determination

11.1 Where a matter is permitted or required by this Deed to be determined by an Expert, either Party may refer the matter to the Expert for determination and the following provisions apply:

(a) Unless the Expert determines otherwise or the Parties otherwise agree, each Party must pay its own advisers, consultants and legal fees and expenses in connection with the Expert determination.

(b) The Expert determination must be conducted by a person or body agreed to by the Parties or failing agreement within 5 Business Days of commencing to seek agreement by the person or body nominated by the Institute of Arbitrators & Mediators Australia on application by either Party.

(c) In making a determination:

(i) the Expert must make a determination in accordance with, and subject to, the Institute of Arbitrators & Mediators Australia Expert Determination Rules;

(ii) the Expert must act in that capacity and not as an arbitrator;

(iii) the Expert's finding is final and binding upon the Parties in the absence of manifest error;

(iv) the Expert must determine which Party or Parties should bear the costs of any such determination and in what proportion. In making this decision, the Expert must consider the degree to which he or she considers a Party was unreasonable in failing to agree to the matter; and

(v) the Expert may employ consultants to provide advice to the Expert in order for the Expert to carry out his or her duties.

12. Notices

12.1 All notices, notifications, requests, demands, waivers, statements and other communications ("**notice**") which a Party gives to another Party under this Deed must, unless otherwise agreed, be in writing and may be given and served by delivering the same to or despatching the same by facsimile to the number, or by mail with postage prepaid in an envelope or wrapper addressed to the addressee Party at its address, stated in clause 12.4 or such other number or address as the addressee Party may from time to time have notified pursuant to this clause for service of notices.

12.2 Any notice that is sent by post in accordance with clause 12.1 will be deemed to have been duly given and served on the third Business Day following the date of posting.

12.3 Any notice delivered by hand or despatched by facsimile in accordance with clause 12.1 will be deemed to have been duly given and served on the next Business Day following the date of transmission.

12.4 The addresses for notices of the Parties are:

Saddleback: Saddleback Investments Pty Ltd
Level 1, 388 Hay Street
Subiaco, Western Australia 6008
Facsimile: +61 8 9423 6176
Attention: Company Secretary

AngloGold: AngloGold Ashanti Australia Limited
Level 13, St Martin's Tower
St Georges Terrace
Perth, Western Australia 6000
Facsimile: +61 8 9425 4650
Attention: Company Secretary

12.5 Each Party may rely on any notice believed on reasonable grounds by it to be genuine, correct and duly authorised, and to have been communicated or signed by whom or on behalf of whom it purports to be communicated or signed.

13. General Provisions

13.1 Further Assurances

The Parties shall expeditiously sign all such documents and do all such things as are reasonably required to give full effect to this Deed and the transactions contemplated by it.

13.2 No Partnership

Nothing contained in this Deed or otherwise arising from it shall constitute the Parties hereto as partners with or agents for or legal representatives of one another except as

otherwise specifically provided for in this Deed and no Party shall pledge the credit of the other Party.

13.3 Costs and Stamp Duty

(a) Except to the extent specified in clause 13.3(b), each Party must bear and is responsible for its own costs in connection with the preparation, execution and carrying into effect of this Deed and all Taxes imposed on it arising out of or in any way connected with this Deed or the transactions it contemplates.

(b) Saddleback must bear and is responsible for, and must indemnify and keep indemnified AngloGold against, all stamp duty (together with any related interest, penalty, fine and expense) and registration fees (if any) payable on or in respect of or as a consequence of this Deed.

13.4 Entire Agreement

This Deed:

(a) expresses and incorporates the entire agreement between the Parties in relation to its subject matter, and all the terms of that agreement; and

(b) supersedes and excludes any prior or collateral negotiation, understanding, undertaking, representation, warranty, communication or agreement by or between the Parties in relation to the subject matter or any term of the agreement referred to in clause 13.4(a).

13.5 Severance

If any provision of this Deed is, or becomes, prohibited or unenforceable in any jurisdiction and the rest of the Deed is not invalidated by its removal then that provision shall be ineffective to the extent of that jurisdiction without invalidating any other provision of this Deed or the validity of that provision in any other jurisdiction.

13.6 Enurement

This Deed binds, in addition to the Parties, their respective successors in title and permitted assigns.

13.7 Governing Law

This Deed shall be construed, and the rights and obligations of the Parties shall be determined, in accordance with the laws of Western Australia, and the Parties submit to the non-exclusive jurisdiction of the courts of Western Australia and any courts competent to hear appeals from those courts.

13.8 Remedies

The rights of a Party under this Deed are cumulative and not exclusive of any rights provided by law.

13.9 Amendments

Any amendment to this Deed has no force or effect, unless effected by a document executed by the Parties and which document is expressed to effect an amendment to this Deed.

13.10 Third Parties

This Deed confers rights only upon a person expressed to be a Party, and not upon any other person.

13.11 Counterparts

This Deed may be executed in any number of counterparts, all of which taken together are deemed to constitute one and the same document.

13.12 Caveats

(a) Subject to clauses 13.12(b) and 13.12(c), Saddleback will not object to AngloGold registering caveats against any of the Tenements to protect its interests under this Deed, and Saddleback agrees that it will take no steps to object to, or seek the withdrawal of, any such caveat. Saddleback will consent to the lodgement of a caveat in respect of Tenements of which it is a registered holder and agrees the term of such caveat is indefinite.

(b) AngloGold agrees that it will withdraw any such caveat:

(i) on request by the owners or representatives of the Boddington Gold Mine to allow prudent management of the Tenements (including surrender for the purposes of replacement or amalgamation or as required by applicable law) (provided AngloGold may reinstate such caveat after such action is taken); or

(ii) provided that Saddleback has complied with clauses 8.1 or 8.2(a) (as applicable), to enable the assignment of the interest in the Boddington Gold Mine contemplated by clauses 8.1 or 8.2(a) (as applicable) (provided that AngloGold may reinstate such caveat after the assignment of an interest as contemplated by clause 8.1).

(c) A Tenement the subject of a sublease is not capable of having a caveat registered against it for the purposes of clause 13.12(a) unless the terms and condition of the sublease expressly permit such registration and the registered holder of such Tenement consents to the registration of a caveat.

13.13 Termination

(a) This Deed will terminate and be of no further force and effect (except clauses 3.4, 3.5 3.6, 5 and 13) once the Royalty paid under this Deed is equal to US$100,000,000 (one hundred million United States dollars).

(b) Within 15 days of the date of termination of this Deed, AngloGold must withdraw all caveats lodged against the Tenements.

EXECUTED and delivered as a Deed in Perth.

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **SADDLEBACK INVESTMENTS PTY LTD**:

Secretary/Director	Director
Print name	Print name

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **ANGLOGOLD ASHANTI AUSTRALIA LIMITED**:

Secretary/Director	Director
Print name	Print name

Schedule 1 -Determination of Cash Costs

The Cash Costs for a Quarter shall be the total cash costs [1] per ounce of Gold Produced from the Royalty Area that is sold during that Quarter calculated in accordance with The Gold Institute [2] "Proposed Revised Standard for Reporting Production Costs" with the following exceptions:

1. Deductions or additions for "Stripping and deferred mine development" will not be made.
2. Accretion of Asset Retirement Obligations as required under FAS 143 will not be included.
3. Depreciation, amortisation and depletion, all Product hedging costs and losses or gains on settlement of price capped sales contracts will not be included.

Net revenues[3] from the by-product metals, including Copper, Silver and Molybdenum, Produced from the Royalty Area and sold in the relevant Quarter will be deducted from total cash costs.

Currency conversions will be done in accordance with the Relevant Policies.[5]

---

(1) Total cash costs includes all expenditures incurred at the site (direct mining and processing costs and site administration), in-mine drilling expenditures that are related to production (e.g. in-fill drilling, grade control), site specific corporate charges (e.g. insurance, computer services, regional administration (in accordance with the Relevant Policies[5])), product inventory charges (e.g. ore stockpile, in-circuit, concentrate and finished goods), inventory write-downs, royalties (other than the Royalty) and production taxes, reclamation expenses and with the exception as per paragraphs numbered 1, 2 and 3 above.

(2) As revised by The Gold Institute Financial Executives Committee on October 29, 1999 and approved by The Gold Institute Board of Directors on November 3, 1999.

(3) Net revenues will be the total value of sales, as adjusted for final prices and quantities in the period in which they become known, less the cost to refine, smelt, roast (as applicable), and all associated transport, freight and by-product charges.

(4) Newmont group of companies means Newmont Mining Corporation and each Related Body Corporate of Newmont Mining Corporation.

(5) Relevant Policies means the policies of the Newmont group of companies while the party obliged to pay the Royalty is a member of the Newmont group of companies,[4] and where the party obliged to pay the Royalty is a not a member of the Newmont group of companies, then the policies of the group of which the payer is a member. In particular, currency conversions will be done in accordance with US GAAP or such other accounting standard adopted by Newmont Mining Corporation for external reporting purposes or where the party obliged to pay the Royalty is a not a member of the Newmont group of companies, then currency conversions will be done in accordance with the policies of the group of which the payer is a member which shall be the accounting standard adopted for that group's external reporting purposes (if applicable).

Schedule 2 Royalty Area Map

Page 1

Boddington Gold Mine Royalty Deed

Saddleback Investments Pty Ltd
ACN 134 978 224

AngloGold Ashanti Australia Limited
ABN 42 008 737 424

Contents

Schedule 3

DISPONEE’S DEED OF COVENANT (BBAW SUBLEASE)

Disponee’s Deed of Covenant — BBAW Sublease

Saddleback Investments Pty Ltd
ACN 134 978 224

AngloGold Ashanti Australia Limited
ABN 42 008 737 424

BHP Billiton Aluminium (Worsley) Pty Ltd
ABN 33 088 336 921

DISPONEE'S DEED OF COVENANT — BBAW SUBLEASE

This Deed of Covenant is made day of 2009

Between:

Saddleback Investments Pty Ltd ACN 134 978 224 of Level 1, 388 Hay Street, Subiaco Western Australia (**Disponee**)

AngloGold Ashanti Australia Limited ABN 42 008 737 424 of Level 13, St Martin's Tower, 44 St Georges Terrace, Perth, Western Australia **(AngloGold)**

BHP Billiton Aluminium (Worsley) Pty Ltd ABN 33 088 336 921 (formerly Billiton Aluminium (Worsley) Pty Ltd) of Gastaldo Road, Allanson, Western Australia (**Continuing Party**)

RECITALS

A. The Continuing Party and AngloGold entered into the Deed of Sublease on 28 February 2007 (**Deed of Sublease**) granted in respect of the Leasehold Interest (as defined in the Deed of Sublease).

B. Under the terms of a Sale and Purchase Agreement dated **[#]** between the Disponee and AngloGold (among others) (**SPA**), with effect from the Completion Date (as defined in the SPA), AngloGold has agreed to sell and the Disponee has agreed to purchase, the entire interest of AngloGold in the BGM Project (as defined in the SPA).

C. Pursuant to clause 8.2(b)(i) of the Deed of Sublease, it is a precondition to the disposition of the BGM Interest (as defined in the SPA), that the Disponee execute and deliver to the Continuing Party a deed of covenant.

IT IS AGREED as follows:

1. For the purposes of this Deed, words and expressions defined or given a special meaning in the Deed of Sublease have the same meaning when used in this Deed.
2. The Disponee covenants with the Continuing Party to be bound by, and observe and perform, all of the obligations on the part of AngloGold under the Deed of Sublease with effect on and from the Completion Date (as defined in the SPA).
3. With effect on and from the Completion Date (as defined in the SPA), the Continuing Party releases and discharges AngloGold from all its obligations under the Deed of Sublease to the extent such obligations have been assumed by the Disponee under clause 2 of this Deed.

4. For the purposes of clause 9(b) of the Deed of Sublease, the address of the Disponee to which any notice, consent or other instrument required or authorised to be given under the Deed of Sublease must be sent is:

   Address: Level 1, 388 Hay Street, Subiaco WA 6008
   Fax: +61-8-9423-6176
   Attention: Company Secretary

5. This Deed may be executed in any number of counterparts each of which shall be deemed an original but all of which shall constitute one and the same instrument.

6. This Deed is governed by the laws of Western Australia.

EXECUTED and delivered as a deed in Perth.

Executed as a deed in accordance with section 127 of the *Corporations Act 2001*
by **SADDLEBACK INVESTMENTS PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Executed as a deed in accordance with section 127 of the *Corporations Act 2001*
by **ANGLOGOLD ASHANTI AUSTRALIA LIMITED**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Executed as a deed in accordance with section 127 of the *Corporations Act 2001*
by **BHP BILLITON ALUMINIUM (WORSLEY) PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Schedule 4

DISPONEE'S DEED OF COVENANT (JAA SUBLEASE)

Disponee's Deed of Covenant — JAA Sublease

Saddleback Investments Pty Ltd
ACN 134 978 224
AngloGold Ashanti Australia Limited
ABN 42 008 737 424
Japan Alumina Associates (Australia) Pty Ltd
ABN 42 008 907 524

DISPONEE'S DEED OF COVENANT — JAA SUBLEASE

This Deed of Covenant is made day of 2009

Between:

Saddleback Investments Pty Ltd ACN 134 978 224 of Level 1, 388 Hay Street, Subiaco, Western Australia (**Disponee**)

AngloGold Ashanti Australia Limited ABN 42 008 737 424 of Level 13, St Martin's Tower, 44 St Georges Terrace, Perth, Western Australia **(AngloGold)**

Japan Alumina Associates (Australia) Pty Ltd ABN 42 008 907 524 of Level 21, 140 St Georges Terrace, Perth, Western Australia (**Continuing Party**)

RECITALS

A. The Continuing Party and AngloGold entered into the Deed of Sublease on 28 February 2007 (**Deed of Sublease**) granted in respect of the Leasehold Interest (as defined in the Deed of Sublease).

B. Under the terms of a Sale and Purchase Agreement dated **[#]** between the Disponee and AngloGold (among others) (**SPA**), with effect from the Completion Date (as defined in the SPA), AngloGold has agreed to sell and the Disponee has agreed to purchase, the entire interest of AngloGold in the BGM Project (as defined in the SPA).

C. Pursuant to clause 8.2(b)(i) of the Deed of Sublease, it is a precondition to the disposition of the BGM Interest (as defined in the SPA), that the Disponee execute and deliver to the Continuing Party a deed of covenant.

IT IS AGREED as follows:

1. For the purposes of this Deed, words and expressions defined or given a special meaning in the Deed of Sublease have the same meaning when used in this Deed.

2. The Disponee covenants with the Continuing Party to be bound by, and observe and perform, all of the obligations on the part of AngloGold under the Deed of Sublease with effect on and from the Completion Date (as defined in the SPA).

3. With effect on and from the Completion Date (as defined in the SPA), the Continuing Party releases and discharges AngloGold from all its obligations under the Deed of Sublease to the extent such obligations have been assumed by the Disponee under clause 2 of this Deed.

4. For the purposes of clause 10.4 of the Deed of Sublease, the address of the Disponee to which any notice, consent or other instrument required or authorised to be given under the Deed of Sublease must be sent is:

Address:	Level 1, 388 Hay Street, Subiaco WA 6008
Fax:	+61-8-9423-6176
Attention:	Company Secretary

5. This Deed may be executed in any number of counterparts each of which shall be deemed an original but all of which shall constitute one and the same instrument.

6. This Deed is governed by the laws of Western Australia.

EXECUTED and delivered as a deed in Perth.

Executed as a deed in accordance with section 127
of the *Corporations Act 2001*
by **SADDLEBACK INVESTMENTS PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Executed as a deed in accordance with section 127
of the *Corporations Act 2001*
by **ANGLOGOLD ASHANTI AUSTRALIA LIMITED**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Executed as a deed in accordance with section 127
of the *Corporations Act 2001*
by **JAPAN ALUMINA ASSOCIATES (AUSTRALIA) PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Schedule 5

RESALE REGISTRATION

SCHEDULE 5
RESALE REGISTRATION

Definitions. For purposes of this schedule 5, terms shall have the meanings assigned to them in this agreement unless otherwise defined in this schedule 5 or defined below (such meanings being equally applicable to both the singular and plural form of the terms defined):

"Affiliate" shall mean, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person.

"Business Day" shall mean any day that is not a Saturday, a Sunday or a day on which commercial banks are required or permitted by law to be closed in the City of New York in the State of New York.

"Control" (including the terms "Controlled by" and "under common Control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

"Effective Period" shall mean the period from the Post Completion Share Issuance Date until the earlier to occur of (i) the date on which the Seller has sold all Vendor NMC Shares and (ii) the date on which all of the Vendor NMC Shares may be sold by the Seller pursuant to Rule 144 under the Securities Act.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and all rules and regulations promulgated thereunder.

"Exempt Transaction" shall mean a sale by the Seller of any Vendor NMC Shares in a transaction exempt from registration with the SEC under the Securities Act.

"FINRA" shall mean the Financial Industry Regulatory Authority, or any successor entity thereof.

"Person" shall mean any individual, corporation, partnership, joint venture, firm, trust, unincorporated organization, government or any agency or political subdivision thereof or other entity.

"Post Completion Share Issuance Date" shall mean the date on which the Vendor NMC Shares are issued to the Vendor or a Designated Affiliate pursuant to Section 7.5 of this agreement.

"Registered Securities" shall mean the Vendor NMC Shares. For purposes of this schedule 5, Registered Securities shall cease to be deemed to be Registered Securities after they

have been initially sold by the Seller in a transaction registered, or in a transaction exempt from registration, under the Securities Act.

"Registration Expenses" shall mean all expenses in connection with or incident to the registration of the Registered Securities hereunder, including, without limitation, (a) all SEC and any FINRA registration and filing fees and expenses, (b) all fees and expenses in connection with the registration or qualification of the Registered Securities for offering and sale under the securities or "blue sky" laws of any state or other jurisdiction of the United States of America and, in the case of an Underwritten Offering, determination of their eligibility for investment under the laws of such jurisdictions as the managing underwriter or underwriters may designate, including reasonable fees and disbursements, if any, of counsel for the underwriters in connection with such registrations or qualifications and determination, (c) all expenses relating to the preparation, printing, distribution and reproduction of the registration statement required to be filed hereunder, each prospectus included therein or prepared for distribution pursuant hereto, each amendment or supplement to the foregoing, the expenses of preparing the Registered Securities in a form for delivery for purchase pursuant to such registration or qualification and the expense of printing or producing any underwriting agreement(s) and agreement(s) among underwriters and any "blue sky" or legal investment memoranda, any selling agreements and all other documents to be used in connection with the offering, sale or delivery of Registered Securities, (d) messenger, telephone and delivery expenses of NMC and out-of-pocket travel expenses incurred by or for NMC personnel for travel undertaken for any "road show" made in connection with the offering of securities registered thereby, (e) fees and expenses of any transfer agent and registrar with respect to the delivery of any Registered Securities and any escrow agent or custodian involved in the offering, (f) fees, disbursements and expenses of counsel of NMC and independent certified public accountants of NMC incurred in connection with the registration, qualification and offering of the Registered Securities (including the expenses of any opinions or "comfort" letters required by or incident to such performance and compliance), (g) fees, expenses and disbursements of any other persons retained by NMC, including special experts retained by NMC in connection with such registration, (h) Securities Act liability insurance, if NMC desires such insurance and (i) the fees and expenses incurred in connection with the quotation or listing of Registered Securities on the New York Stock Exchange. Notwithstanding the foregoing, the following expenses shall not be deemed to be "Registration Expenses": any commissions, fees, discounts and expenses of any underwriter, broker, dealer or agent, including, without limitation, fees, disbursements and expenses of counsel thereto in connection with or incident to the sale of any Registered Securities.

"Registration Statement" shall mean NMC's automatic shelf registration statement on Form S-3 (File No. 333-146720) filed with the SEC on October 15, 2007.

"Sale" or "sell" for purposes of this agreement shall mean any sale, transfer or other disposition of NMC Shares.

"Securities Act" shall mean the United States Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder.

"SEC" shall mean the United States Securities and Exchange Commission, or any successor thereto.

"Seller" means the Vendor or a Designated Affiliate to be notified by the Vendor to NMC in writing as provided in section 7.5 of this agreement.

"Trading Day" shall mean a day on which the New York Stock Exchange is open for trading.

Sale by the Seller of the Vendor NMC Shares

Shelf Registration Sale.

(a) No later than the second Business Day following delivery of the Post Completion Share Issuance Notice pursuant to clause 7.5(c)(i) of this agreement, the Seller shall deliver written notice to NMC (the "Initial Sale Notice") specifying whether it intends to sell the Vendor NMC Shares in an underwritten offering (an "Underwritten Offering") or in non-underwritten sales from time to time through brokers ("Brokerage Transactions").

(b) If the Seller intends in the Initial Sale Notice to sell the Vendor NMC Shares in an Underwritten Offering, the Initial Sale Notice shall state (i) the maximum number of Registered Securities the Seller proposes to sell in the Underwritten Offering and (ii) the proposed terms and conditions, including the timing, structure, method of distribution and manner of such Underwritten Offering.

(c) If the Seller intends in the Initial Sale Notice to sell the Registered Securities in Brokerage Transactions, the Seller may subsequently deliver a further written notice to NMC during the Effective Period (the "Subsequent Sale Notice") indicating that it wishes to sell any remaining Registered Securities through an Underwritten Offering. The Subsequent Sale Notice shall state (i) the maximum number of Registered Securities the Seller proposes to sell in the Underwritten Offering and (ii) the proposed terms and conditions, including the timing, structure, method of distribution and manner of such Underwritten Offering. The Underwritten Offering may not be launched prior to the fifth Business Day after the filing of NMC's Form 10-K relating to the fiscal year ended December 31, 2009 or such earlier date agreed in writing by NMC.

(d) Unless otherwise mutually agreed by the Seller and NMC, the managing underwriter or underwriters for an Underwritten Offering shall be selected by the Seller, in consultation with NMC, from a list of investment banks of recognized international standing to be separately agreed between the Vendor and NMC.

(e) No more than one Underwritten Offering relating to the resale of the Restricted Securities may take place during the Effective Period.

Exempt Transaction Sale. The Seller may sell the Vendor NMC Shares at any time during the Effective Period in an Exempt Transaction. In connection with any Exempt Transaction, NMC shall use reasonable efforts to procure the cooperation of NMC's transfer agent in settling any offering or sale of the securities (subject to receipt from the Seller's counsel of a legal opinion regarding the exempt nature of the transaction) including with respect to the furnishing of unlegended share certificates and the transfer of physical stock certificates into

book-entry form) as reasonably necessary to expedite or facilitate the offer and sale by the Seller of such in such Exempt Transaction.

Registration Procedures. In order to facilitate the sale by the Seller of Registered Securities in accordance with the terms of Section 2.1 of this schedule 5, during the Effective Period:

Due Diligence.

(f) In connection with an Underwritten Offering, from the date on which the managing underwriter or underwriters are appointed NMC shall make reasonably available for inspection by the managing underwriter or underwriters and any attorney, accountant or other agent retained by such underwriter or underwriters (i) the financial and other records, pertinent corporate documents and material properties of NMC and (ii) cause NMC's officers, directors and employees to supply all relevant information in the case of both (i) and (ii) reasonably requested by such underwriter or underwriters, attorney, accountant or agent in connection with such Underwritten Offering. NMC's obligation to make such information available shall be subject to obtaining confidentiality agreements from each such person, in form and substance reasonably satisfactory to NMC, including but not limited to an agreement not to disclose such information to the Seller or its Affiliates.

(g) In connection with an Underwritten Offering, NMC shall furnish or arrange to be furnished on the dates reasonably requested by the managing underwriter or underwriters (i) signed opinions and "10b-5" disclosure letters, dated such dates, of the independent legal counsel representing NMC for the purpose of such registration, addressed to the Seller and the underwriters as to such matters as would be customary in such a transaction; (ii) customary documents dated such dates delivered by officers of NMC and customary certificates dated such dates from the officers of NMC; and (iii) "comfort" letters dated such dates from the independent certified public accountants of NMC addressed to the underwriters as would be customary in such a transaction.

(h) If the Seller elects in the Initial Sale Notice to sell the Registered Securities in Brokerage Transactions, NMC shall (i) furnish to the Seller on the Post Completion Share Issuance Date a certificate from the Chief Financial Officer or Executive Vice President — Strategic Development of NMC dated such date to the effect that as of such date the Registration Statement and the prospectus (as supplemented by the prospectus supplement filed pursuant to section 3.2(a) below) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the prospectus, as supplemented by the prospectus supplement to be filed pursuant to section 3.2(a) below, in the light of the circumstances under which they were made) not misleading; and (ii) use commercially reasonable efforts to furnish to the broker or brokers participating in such Brokerage Transactions such further documents in form and substance as they shall reasonably require to effect such Brokerage Transactions having regard to customary market practice at such time as ascertained from at least three internationally recognized brokers including, if so required, a "10b-5" disclosure letter, dated such date, of NMC's independent legal counsel (or in-house counsel if acceptable to such brokers) and a "comfort letter", dated such date, from the independent certified public accountants of NMC.

Filings, Effectiveness and Ongoing Reporting.

(i) NMC shall file with the SEC, on the Post Completion Share Issuance Date, a prospectus supplement to the Registration Statement relating to the method of sale of the Registered Securities specified in the Initial Sale Notice in form and substance reasonably satisfactory to the Seller and, if applicable, the managing underwriter or underwriters of an Underwritten Offering. If the Seller elects in a Subsequent Sale Notice to conduct an Underwritten Offering of any remaining Registered Securities, NMC shall use its reasonable best efforts to file such amendments to such prospectus supplement on the dates that the managing underwriter or underwriters may require, in each case in form and substance reasonably satisfactory to the Seller and the managing underwriter or underwriters.

(j) At least five Business Days or such shorter period as the Seller and NMC may mutually agree before filing a prospectus supplement relating to the Registered Securities or any amendments or supplements thereto or to the Registration Statement (for the purposes of this subsection, amendments shall not be deemed to include any filing that NMC is required to make pursuant to the Exchange Act), NMC shall furnish to the Seller and the managing underwriter or underwriters of an Underwritten Offering draft copies of all documents proposed to be filed, which documents will be subject to their reasonable review and comment.

(k) Except during any Blackout Period specified under Section 3.4 of this schedule 5, NMC shall (i) use reasonable best efforts to keep the Registration Statement effective and current; (ii) prepare and file with the SEC such amendments and supplements to the Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and current; (iii) cause any prospectus (and any amendments or supplements thereto) to be filed pursuant to Rules 424 and 430B under the Securities Act and/or any successor rules that may be adopted by the SEC, as such rules may be amended from time to time; and (iv) use reasonable best efforts to comply with the provisions of the Securities Act with respect to the sale of all Registered Securities covered by such Registration Statement.

(l) Promptly following its actual knowledge thereof, NMC shall provide written or electronic notice to the Seller:

(i) when the prospectus or any amendment or supplement thereto or to the Registration Statement has been filed with the SEC, and, with respect to such Registration Statement or any amendment thereto, when the same has become effective;

(ii) of any request by the SEC for amendments or supplements to the Registration Statement or any prospectus included therein or for additional information;

(iii) of the issuance by the SEC or any state securities authority of any stop order or other action suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose;

(iv) of the receipt by NMC of any notification with respect to the suspension of the qualification of the Registered Securities for sale in any jurisdiction or the initiation of any proceeding for such purpose; and

(v) of the happening of any event which makes any statement in the Registration Statement or any post-effective amendment thereto, any prospectus included therein, or any amendment or supplement thereto or any document incorporated therein by reference untrue in any material respect or which requires the making of any changes in the Registration Statement or post-effective amendment thereto or prospectus or amendment or supplement thereto so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, in the light of the circumstances under which they were made) not misleading (which notice shall be accompanied by an instruction to suspend the use of the prospectus until the requisite changes have been made).

Immediately upon the receipt of notice of the occurrence of an event described in clauses (ii) through (v) above, the Seller shall suspend use of the Registration Statement and prospectus. Without further request from the Seller, NMC shall use reasonable best efforts to prepare and file with the SEC such amendments or supplements to the Registration Statement or prospectus used in connection therewith as may be necessary to cause the Registration Statement to become effective as promptly as reasonably practicable and to cause the Registration Statement and prospectus not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, in the light of the circumstances under which they were made) not misleading and to furnish to the Seller a reasonable number of copies of such supplements or amendments, in each case as promptly as reasonably practicable. If NMC notifies the Seller to suspend the use of the prospectus until the requisite changes to the prospectus have been made, then the Seller shall forthwith suspend use of such prospectus and use reasonable best efforts to return to NMC as promptly as reasonably practicable all copies of such prospectus other than permanent file copies then in the Seller's possession.

(m) If at any time NMC is no longer eligible to use an automatic shelf registration statement, NMC shall file a new shelf registration statement relating to the sale by the Seller of Registered Securities in a form reasonably satisfactory to the Seller and any managing underwriters participating in an Underwritten Offering and will use its reasonable best efforts to cause such registration statement to be declared effective as promptly as practicable. References herein to "Registration Statement" shall include such new shelf registration statement.

(n) In connection with an Underwritten Offering, NMC shall use reasonable best efforts to register or qualify the Registered Securities for offer and sale under such securities or "blue sky" laws of such jurisdictions within the United States as the Seller shall reasonably request in writing, and to take any other action which may be reasonably necessary to enable the Seller to consummate the sale of Registered Securities in such jurisdictions provided, however, that NMC shall not be required in connection therewith or as a condition thereto to qualify to do business, subject itself to taxation in or to file a general consent to service of process in any jurisdiction wherein it would not but for the requirements of this paragraph (f) be obligated to do so or to make any changes to its Certificate of Incorporation or By-Laws or enter into any undertakings with respect to its corporate affairs other than undertakings customarily given in connection with qualifications of securities for sale which do not restrict the conduct of its

business; and provided, further, that NMC shall not be required to qualify Registered Securities in any jurisdiction in which the securities regulatory authority requires that NMC submit any Registered Securities to the terms, provisions and restrictions of any escrow, lockup or similar agreement(s) for consent to sell Registered Securities in such jurisdiction unless NMC agrees to do so.

(o) During the Effective Period, NMC shall use reasonable best efforts to prevent the issuance or obtain the withdrawal of (i) any order suspending the effectiveness of such Registration Statement or any post-effective amendment thereto, or (ii) any suspension of the qualification of the Registered Securities for sale in any jurisdiction in which the Registered Securities have been registered or qualified for sale pursuant to subsection 3.2(f) of this schedule 5, except, in the case of (ii) hereof, if such suspension is due to events specified in subsection 3.2(f) of this schedule 5.

(p) The Vendor agrees that neither it nor any Seller will make any offer relating to the Registered Securities that would constitute an Issuer Free Writing Prospectus (as defined in Rule 433 under the Securities Act), and will not distribute any written materials (other than the Registration Statement, the prospectus supplement and the Issuer Free Writing Prospectuses relating to the Registered Securities) in connection with the offer and sale of the Registered Securities, in each case without prior written consent of NMC and, in connection with the Underwritten Offering, the underwriters, in each case not to be unreasonably withheld. Any such Free Writing Prospectus consented to by NMC and the underwriters will be treated by NMC as an Issuer Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.

Additional Undertakings.

(q) In connection with an Underwritten Offering, NMC and the Seller shall enter into an underwriting agreement with the selected underwriters in usual and customary form.

(r) NMC shall use reasonable best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders an earnings statement, as soon as reasonably practicable but in no event later than 40 days after the end of the period of twelve months (or 75 days after the end of any period of twelve months if such period is a fiscal year) commencing on the first day of any fiscal quarter next succeeding each sale by the Vendor of Registered Securities, complying with the provisions of Section 11(a) of the Securities Act (which may be prepared in accordance with Rule 158 under the Securities Act).

(s) NMC shall cause all Registered Securities to be listed, subject to issuance, on the New York Stock Exchange on or prior to the Post Completion Payment Share Issuance Date.

(t) In connection with an Underwritten Offering, NMC shall make appropriate officers of NMC available for meetings with prospective purchasers of Registered Securities for a reasonable period not to exceed three Business Days and prepare and present to such potential investors customary “road show” material in each case as are customary in

transactions of such kind and reasonably necessary in connection therewith in order to expedite or facilitate the sale of the Registered Securities. The nature, timing and location of such meetings shall be determined after taking into account the availability and other commitments of such officers and the good faith judgment of the managing underwriter or underwriters regarding what is reasonably necessary to expedite or facilitate the sale of the Registered Securities.

(u) NMC shall use reasonable best efforts to procure the prompt cooperation of NMC's transfer agent in settling any offering or sale of Registered Securities, including with respect to the timely furnishing of unlegended share certificates in such denominations as the Seller may reasonably request and the transfer of physical stock certificates into book-entry form, as reasonably necessary to expedite or facilitate such offering or sale of Registered Securities, subject to receipt from the Seller's counsel of a legal opinion if reasonably requested by the transfer agent.

(v) In the event of an Underwritten Offering, as promptly as reasonably practicable, NMC shall include in a prospectus supplement or post-effective amendment to the Registration Statement such information as the managing underwriter or underwriters reasonably agree should be included therein and to which NMC does not reasonably object including, without limitation, with respect to the Registered Securities being sold by the Seller to such underwriter or underwriters, the purchase price being paid therefor by such underwriter or underwriters and any other terms of such Underwritten Offering, and make all required filings of such prospectus supplement or post-effective amendment as promptly as reasonably practicable following receipt by NMC of such information to be included in such prospectus supplement or post-effective amendment.

(w) In the event of an Underwritten Offering, NMC shall use reasonable best efforts to cooperate with the Seller and each underwriter participating in the offer and their respective counsel in connection with any filings required to be made with FINRA.

(x) Upon the happening of any event described in clause 3.2(d)(v) of this schedule 5, NMC shall, subject to any Blackout Periods pursuant to Section 3.4 of this schedule 5, use reasonable best efforts to prepare and file with the SEC such amendments or supplements to such Registration Statement or prospectus used in connection therewith as may be necessary to cause such Registration Statement to become effective as promptly as reasonably practicable and to cause such Registration Statement and prospectus not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, in the light of the circumstances under which they were made) not misleading and to furnish to the Seller a reasonable number of copies of such supplements or amendments, in each case as promptly as reasonably practicable.

It shall be a condition precedent to the obligation of NMC to take any action pursuant to this schedule 5 in respect of the Registered Securities that the Seller shall furnish to NMC such information regarding the NMC Shares held by the Seller and the intended method of sale of Registered Securities as NMC shall reasonably request and as shall be required in connection with the action taken by NMC. The Seller shall promptly give notice to NMC of any inaccuracy or change in information previously furnished by the Seller to NMC or the happening

of any event, which to the knowledge of the Seller makes any statement in a Registration Statement or any related prospectus (including the prospectus relating to the Registered Securities) or any amendment or supplement thereto untrue in any material respect or which requires the making of changes in such Registration Statement or any related prospectus or any amendment or supplement thereto so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, in the light of the circumstances under which they were made) not misleading; and the Seller shall promptly furnish to NMC any additional information required to correct and update any previously furnished information or required so that such Registration Statement or any related prospectus or any amendment or supplement thereto will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, in the light of the circumstances under which they were made) not misleading.

Blackout Periods.

Subject to clause 7.5 of this agreement, NMC shall be entitled to postpone, delay or suspend the filing of the prospectus supplement relating to the Registered Securities, or any sale of Registered Securities pursuant to the Registration Statement or defer compliance with its obligations under this schedule 5 to keep the Registration Statement effective and current for a reasonable period of time, not to exceed 60 calendar days in the case of clauses (i) and (ii) below, or 30 calendar days in the case of clause (iii) below (unless the information relates to an event described in clause (i) or (ii) of this subsection 3.4, in which case a 60 calendar day limitation shall apply) (each, a "Blackout Period"), if NMC shall determine that any such sale of Registered Securities or compliance with its obligation to keep a Registration Statement effective and current would (i) in the good faith judgment of the Chief Financial Officer of NMC, impede, delay or otherwise interfere with any pending or contemplated financing, acquisition, asset disposal (other than in the ordinary course of business), corporate reorganization or other similar transaction involving NMC, (ii) based upon advice from NMC's financial advisor, adversely affect any pending or contemplated offering or sale of any class of securities by NMC, or (iii) in the good faith judgment of the Chief Financial Officer of NMC require disclosure of material nonpublic information which, if disclosed at such time, would reasonably be expected to have an adverse impact upon the interests of NMC or its shareholders; provided, however, that, in the case of a Blackout Period pursuant to clause (i) or (ii) above, the Blackout Period shall earlier terminate upon the completion or abandonment of the relevant securities offering or sale, financing, acquisition, corporate reorganization or other similar transaction; and provided, further, that in the case of a Blackout Period pursuant to clause (iii) above, the Blackout Period shall earlier terminate upon public disclosure by NMC and provided, further, that in the case of a Blackout Period pursuant to clause (i), (ii) or (iii) above, NMC shall furnish to the Seller a certificate of an executive officer of NMC to the effect that an event permitting a Blackout Period has occurred. Notwithstanding anything herein to the contrary, NMC shall not exercise its rights pursuant to this Section 3.4 more than three times during the Effective Period and in no event shall the aggregate number of calendar days subject to Blackout Periods and the number of calendar days on which use of a prospectus has been suspended pursuant to Section 3.2(d)(v) of this schedule 5 exceed 90 calendar days during the Effective Period. Upon notice by NMC to the Seller of any such determination, the Seller covenants that it shall keep the fact of any such notice strictly confidential and promptly halt any offer, sale, trading or transfer by it or any of its

Affiliates of any Registered Securities for the duration of the Blackout Period set forth in such notice (or until such Blackout Period shall be earlier terminated in writing by NMC) and promptly halt any use, publication, dissemination or distribution of the Registration Statement, each prospectus included therein, and any amendment or supplement thereto by it and any of its affiliates, in each case for the duration of the Blackout Period set forth in such notice (or until such Blackout Period shall be earlier terminated in writing by NMC). After the expiration of any Blackout Period (or its earlier termination by NMC) and without further request from the Seller, NMC shall use reasonable best efforts to prepare and file with the SEC such amendments or supplements to the Registration Statement or prospectus used in connection therewith as may be necessary to cause the Registration Statement to become effective as promptly as reasonably practicable and to cause the Registration Statement and prospectus not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, in the light of the circumstances under which they were made) not misleading and to furnish to the Seller a reasonable number of copies of such supplements or amendments, in each case as promptly as reasonably practicable.

Expenses.

(y) The Seller shall pay all Registration Expenses, including any commissions, fees, discounts and expenses of any underwriter, broker, dealer or agent, including, without limitation, fees, disbursements and expenses of counsel thereto in connection with or incident to the sale of any Registered Securities. Notwithstanding the foregoing, NMC shall pay: (i) all SEC and FINRA registration and filing fees and expenses, (ii) all fees and expenses in connection with the registration or qualification of the Registered Securities for offering and sale under the securities or “blue sky” laws of any state or other jurisdiction of the United States of America, (iii) fees and expenses of any transfer agent and registrar with respect to the delivery of any Registered Securities, (iv) fees, disbursements and expenses of counsel of NMC and independent certified public accountants of NMC incurred in connection with the registration and qualification of the Registered Securities (including the expenses of any opinions or “comfort letters” required by or incident to such performance and compliance), (v) fees, expenses and disbursements of any other persons retained by NMC, including special experts retained by NMC in connection with such registration, (vi) fees and expenses of any transfer agent and registrar with respect to the delivery of any Registered Security and any escrow agent or custodian involved in the offering, (vii) Securities Act liability insurance, if NMC desires such insurance, and (viii) the fees and expenses incurred in connection with the quotation or listing of Registered Securities on the New York Stock Exchange.

(z) Notwithstanding the foregoing, NMC shall not be responsible for payment of fees, disbursements and expenses of counsel of NMC and independent certified public accountants of NMC incurred in connection with the delivery of any opinions or “comfort letters” of its independent certified public accountants to be furnished in connection with an Underwritten Offering (in which case such costs and expenses shall be paid by the Seller) if such opinions or “comfort letters” have previously been delivered in connection with Brokerage Transactions, or vice versa.

Indemnification and Contribution.

(aa) NMC hereby agrees to indemnify and hold harmless the Seller, the Seller's directors and officers, and each person, if any, who controls the Seller within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which they may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or proceedings in respect thereof) arise out of or are based on any untrue or alleged untrue statement of any material fact contained in the Registration Statement, or any preliminary or final prospectus contained therein, or any amendment or supplement thereto filed by NMC pursuant to the Securities Act, or any document incorporated by reference therein, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and NMC will, and hereby agrees to, reimburse each of the Seller, the Seller's directors and officers, and each such controlling person for any legal or other out-of-pocket expenses reasonably incurred by them (but not in excess of expenses incurred in respect of one counsel for all of them unless there is an actual conflict of interest between any indemnified parties, which indemnified parties may be represented by separate counsel) in connection with investigating or defending any such claim, proceeding or action; provided, however, that the indemnity agreement contained in this Section 5 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the written consent of NMC (which consent shall not be unreasonably withheld or delayed); provided, further, that NMC shall not be liable to the Seller, the Seller's directors and officers, or any controlling person in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus or amendments or supplements thereto, in reliance upon and in conformity with written information furnished expressly for use therein by any of the Seller, the Seller's directors and officers, or controlling person of the Seller or by the Seller's failure to furnish NMC, upon request, with the information with respect to the Seller's intended method of distribution, that is the subject of the untrue statement or omission. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any of the Seller, the Seller's directors and officers, or controlling person, and shall survive the transfer of such securities by the Seller.

(bb) The Seller hereby agrees to indemnify and hold harmless NMC, each of its directors and officers, each person, if any, who controls NMC within the meaning of the Securities Act, and each agent and any underwriter (within the meaning of the Securities Act) against any losses, claims, damages or liabilities, joint or several, to which NMC or any such director, officer, controlling person, agent or underwriter may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or proceedings in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement or any preliminary or final prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, preliminary or final prospectus, or amendments or supplements thereto, in reliance upon and in conformity with written information furnished to NMC by or on behalf of

the Seller expressly for use therein; and the Seller will, and hereby agrees to, reimburse any legal or other out-of-pocket expenses reasonably incurred by NMC or any such director, officer, controlling person, agent or underwriter (but not in excess of expenses incurred in respect of one counsel for all of them unless there is an actual conflict of interest between any indemnified parties, which indemnified parties may be represented by separate counsel) in connection with investigating or defending any such claim, proceeding or action; provided, however, the Seller shall not be liable for any indemnity claims hereunder in excess of the amount of net proceeds received by the Seller from the sale of Registered Securities pursuant to the Shelf Registration Statement; provided, further, that the indemnity agreement contained in this Section 5(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the written consent of the Seller (which consent shall not be unreasonably withheld or delayed).

(cc) If the indemnification provided for in this Section 5 from the indemnifying party is limited or prohibited by law in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(c) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(dd) Any Person entitled to indemnification hereunder (the "Indemnified Party") agrees to give prompt written notice to the indemnifying party (the "Indemnifying Party") after the receipt by the Indemnified Party of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which the Indemnified Party intends to claim indemnification or contribution pursuant to this schedule 5; provided, that the failure so to notify the Indemnified Party shall not relieve the Indemnifying Party of any liability that it may have to the Indemnifying Party hereunder unless such failure is materially prejudicial to the Indemnifying Party. If notice of commencement of any such action is given to the Indemnifying Party as above provided, the Indemnifying Party shall be entitled to participate in and, to the extent it may wish, to assume the defense of such action at its own

expense, with counsel chosen by it and reasonably satisfactory to the Indemnified Party. The Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be paid by the Indemnified Party unless (i) the Indemnifying Party agrees to pay the same, (ii) the Indemnifying Party fails to assume the defense of such action, or (iii) the named parties to any such action (including any impleaded parties) have been advised by such counsel that either (A) representation of such Indemnified Party and the Indemnifying Party by the same counsel would be inappropriate under applicable standards of professional conduct or (B) there are one or more legal defenses available to it which are substantially different from or additional to those available to the Indemnifying Party. No Indemnifying Party shall be liable for any settlement entered into without its written consent, which consent shall not be unreasonably withheld.

(ee) The agreements contained in this Section 5 shall survive the transfer of the Registered Securities by the Seller and sale of all the Registered Securities pursuant to the Registration Statement and shall remain in full force and effect, regardless of any investigation made by or on behalf of the Seller or such director, officer or participating or controlling Person.

Legends. (ff) Stop transfer restrictions will be given to NMC's transfer agent(s) with respect to the Vendor NMC Shares and there will be placed on the Vendor NMC Shares, and on any certificate or instrument delivered in substitution therefor, a legend stating in substance:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT (A) IN A TRANSACTION REGISTERED PURSUANT TO THE U.S. SECURITIES ACT OF 1933, OR (B) PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION."

(gg) NMC hereby agrees that it will use reasonable best efforts to cause stop transfer restrictions to be removed as soon as practicable upon expiration of the Effective Period or with respect to any the Vendor NMC Shares that are sold (A) in accordance with the terms of this Agreement, and (B) otherwise (i) pursuant to an effective registration statement under the Securities Act, (ii) pursuant to Rule 144 under the Securities Act, (iii) in accordance with the requirements of Rule 903 or 904 of Regulation S under the Securities Act, or (iv) pursuant to another exemption from the registration requirements of the Securities Act; provided, however, that in the case of any sale, the request for transfer is accompanied by a written statement signed by the Seller confirming compliance with the terms of this Agreement and, in addition, in the case of any sale pursuant to clause (ii), (iii) or (iv) above, the request for transfer is accompanied by a written statement signed by the Seller confirming compliance with the requirements of the relevant exemption from registration; and provided, further, that in the case of any sale pursuant to clause (iv) above, other than any sale by the Seller to one or more of its direct or indirect wholly-owned subsidiaries, or among such subsidiaries, or by any such subsidiary to the Seller, NMC (and the transfer agent if reasonably requested) shall have received a written opinion of counsel reasonably satisfactory to NMC.

(hh) Public Information. For so long as the Seller holds any Registered Securities, NMC shall timely file with the SEC all Exchange Act reports required in order to enable the Seller to resell the Registered Securities pursuant to the exemption provided by Rule 144.

Notice of Completion of Sale of Vendor NMC Shares. No later than five Business Days following the completion of the sale of all of the Vendor NMC Shares the Seller shall give notice thereof to NMC in accordance with section 19 of this agreement.

Seller's Compliance With SEC Rules and Regulations. Seller shall use reasonable best efforts to comply with all applicable rules and regulations of the SEC.

Further Assurances. Each of NMC and the Seller shall execute and deliver such additional instruments and other documents and shall take such further actions as may be reasonably necessary or appropriate to effectuate, carry out and comply with all of its obligations under this Agreement. Without limiting the generality of the foregoing, neither party hereto shall enter into any agreement or arrangement (or alter, amend or terminate any existing agreement or arrangement) if such action would impair the ability of the other party to effectuate, carry out or comply with all the terms of this schedule 5.

2. Remedies. In the event of a breach by NMC or the Seller of any of their respective obligations under this schedule 5, each of NMC or the Seller, as the case may be, in addition to being entitled to exercise all rights granted by law, including recovery of damages will be entitled to specific performance of its rights under this schedule 5. NMC and the Seller agree that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of any of the provisions of this schedule 5 and hereby further agree that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

3. No Piggyback on Underwritten Offering. Neither NMC nor any of its security holders shall have the right to include any securities of NMC in an Underwritten Offering.

4. Severability. The remedies provided herein are cumulative and not exclusive to any remedies provided by law. If any term, provision, covenant or restriction of this schedule 5 is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5. Transferability of Registration Rights. The registration rights provided herein may not be transferred or assigned by the Vendor to a third party *except* to a Designated

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Affiliate, provided that, (a) within five business days of such assignment, NMC is furnished with written notice of the name and address of such Designated Affiliate and the securities with respect to which the registration rights are being assigned and (b) such assignee agrees in writing to be bound by and subject to the terms, conditions and obligations set forth in this agreement.

6. Survival. The provisions of this schedule 5 shall terminate at the end of the Effective Period. Notwithstanding the foregoing, (i) Section 7 and the indemnification and contribution provisions of section 5 of this schedule shall survive such termination, and (ii) such termination shall not relieve any party to the agreement from liability arising from a breach of representation, warranty, covenant or agreement in this schedule 5 occurring prior to such termination.

7. Governing Law. This schedule 5 will be governed and construed in accordance with the internal laws of the state of New York, without regard to any applicable conflict of laws principles. Each party to this schedule 5 irrevocably submits to the jurisdiction of, and venue in, the district court of the United States for the Southern District of New York or the courts of the state of New York in the borough of Manhattan and waives any objection based on forum non conveniens. Each party hereto hereby acknowledges and agrees that any controversy which may arise under this schedule 5 is likely to involve complicated and difficult issues, and therefore each such party hereto hereby irrevocably and unconditionally waives any right such party hereto may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this schedule 5, or the breach, termination or validity of this schedule 5, or the transactions contemplated by this schedule 5.

Schedule 6

DISPONEE'S DEED OF COVENANT (RESTATED BODDINGTON GOLD MINE CROSS OPERATION AGREEMENT)

Disponee's Deed of Covenant (Restated Boddington Gold Mine Cross Operation Agreement)

Saddleback Investments Pty Ltd
ACN 134 978 224
Newmont Boddington Pty Ltd
ABN 32 062 936 547
BGM Management Company Pty Ltd
ABN 45 101 199 731
BHP Billiton Aluminium (RAA) Pty Ltd
ABN 54 095 831 119
BHP Billiton Aluminium (Worsley) Pty Ltd
ABN 33 088 336 921
Japan Alumina Associates (Australia) Pty Ltd
ABN 42 008 907 524
Sojitz Alumina Pty Ltd
ABN 59 009 309 344
BHP Billiton Worsley Alumina Pty Ltd
ABN 58 008 905 155

DISPONEE'S DEED OF COVENANT
(RESTATED BODDINGTON GOLD MINE CROSS OPERATION AGREEMENT)

This Deed of Covenant is made this day of 2009

Between:

Saddleback Investments Pty Ltd ACN 134 978 224 of Level 1, 388 Hay Street, Subiaco, Western Australia (**Disponee**)

Newmont Boddington Pty Ltd ABN 32 062 936 547 of Level 1, 388 Hay Street, Subiaco, Western Australia

BGM Management Company Pty Ltd ABN 45 101 199 731 of Level 1, 388 Hay Street, Subiaco, Western Australia

BHP Billiton Aluminium (RAA) Pty Ltd ABN 54 095 831 119 of Gastaldo Road, Allanson, Western Australia

BHP Billiton Aluminium (Worsley) Pty Ltd ABN 33 088 336 921 of Gastaldo Road, Allanson, Western Australia

Japan Alumina Associates (Australia) Pty Ltd (formerly Kobe Alumina Associates (Australia) Pty Ltd) ABN 42 008 907 524 of Level 21, 140 St Georges Terrace, Perth, Western Australia

Sojitz Alumina Pty Ltd (formerly Nissho Iwai Alumina Pty Ltd) ABN 59 009 309 344 of Level 9, 172 — 176 St Georges Terrace, Perth, Western Australia

BHP Billiton Worsley Alumina Pty Ltd ABN 58 008 905 155 of Gastaldo Road, Allanson, Western Australia

(collectively, the **Continuing Parties**)

RECITALS

A. By a joint venture agreement dated 7 February 1980 (the **Worsley Joint Venture Agreement**), Reynolds Australia Alumina, Ltd, The Shell Company of Australia Limited, Dampier Mining Company Limited and Kobe Alumina Associates (Australia) Pty Limited associated themselves in a joint venture for the purpose of the exercise and development of the Worsley Agreement Rights as defined, and by the means prescribed, in the Worsley Joint Venture Agreement.

B. By a joint venture agreement dated 31 March 1987 (the **Original BGM Joint Venturers Agreement**), the parties referred to in Recital A established a joint venture for the purposes of the development of the BGM Project.

C. By a cross-operation agreement dated 31 May 1988 (the **Original Cross Operation Agreement**), the then current parties to the Worsley Joint Venture Agreement and the Original BGM Joint Venturers Agreement made provision for the regulation of certain

aspects of the relationship between the Worsley Joint Venturers and the BGM Joint Venturers.

D. Due to certain agreed changes to the management arrangements for the BGM Joint Venture and the Worsley Joint Venture, the Original Cross Operation Agreement was replaced and restated pursuant to an agreement dated 30 September 2002 and entitled 'Restated Boddington Gold Mine Cross Operation Agreement' between the Worsley Joint Venturers, the Boddington Joint Venturers, the Worsley Manager and the BGM Manager (the **Restated Cross Operation Agreement**).

E. AngloGold Ashanti Australia Limited proposes to dispose of the whole of its Joint Venture Interest to the Disponee pursuant to Clause 10.1 of the Restated Cross Operation Agreement, and it is a precondition to such disposition that the Disponee execute and deliver to the Continuing Parties a Deed of Covenant in, or substantially in, the form of this Deed.

IT IS AGREED as follows:

1. For the purposes of this Deed, words and expressions defined or given a special meaning in the Restated Cross Operation Agreement have the same meaning when used in this Deed.

2. The Disponee hereby covenants with each of the Continuing Parties to be bound by, and observe and perform, all the obligations on the part of a BGM Joint Venturer whether generally or specifically in that capacity contained in the Restated Cross Operation Agreement.

3. For the purposes of Clause 18 of the Restated Cross Operation Agreement, the address of the Disponee to which any notice, consent or other instrument required or authorised to be given under the Restated Cross Operation Agreement must be sent is:

Address:	Level 1, 388 Hay Street, Subiaco WA 6008
Fax:	+61-8-9423-6176
Attention:	Company Secretary

4. This Deed may be executed in any number of counterparts each of which shall be deemed an original but all of which shall constitute one and the same instrument.

5. This Deed is governed by the laws of Western Australia.

EXECUTED and delivered as a deed in Perth.

Executed as a deed in accordance with section 127
of the *Corporations Act 2001*
by **SADDLEBACK INVESTMENTS PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Executed as a deed in accordance with section 127
of the *Corporations Act 2001*
by **NEWMONT BODDINGTON PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Executed as a deed in accordance with section 127
of the *Corporations Act 2001*
by **BGM MANAGEMENT COMPANY PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Executed as a deed in accordance with section
127
of the *Corporations Act 2001*
by **BHP BILLITON ALUMINIUM (RAA) PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Executed as a deed in accordancewith section
127
of the *CorporationsAct 2001*
by **BHP BILLITON ALUMINIUM (WORSLEY)
PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Executed as a deed in accordance with section
127
of the *Corporations Act 2001*
by **JAPAN ALUMINA ASSOCIATES (AUSTRALIA) PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Executed as a deed in accordance with section
127
of the *Corporations Act 2001*
by **SOJITZ ALUMINA PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Executed as a deed in accordance with section
127
of the *Corporations Act 2001*
by **BHP BILLITON WORSLEY ALUMINAPTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

6.

Schedule 7

DEED OF RELEASE (AGAA BODDINGTON GOLD MINE DEED OF CROSS CHARGE)

(ALLENS ARTHUR ROBINSON LOGO)

Deed of Release

(AGAA Boddington Gold Mine Deed

of Cross Charge)

AngloGold Ashanti Australia Limited

ABN 42 008 737 424

Newmont Boddington Pty Ltd

ABN 32 062 936 547

BGM Management Company Pty Ltd

ABN 45 101 199 731

Allens Arthur Robinson
Level 37
QV.1 Building
250 St Georges Terrace
Perth WA 6000
Tel +61 8 9488 3700
Fax +61 8 9488 3701
www.aar.com.au

Table of Contents

Date

Parties

1. AngloGold Ashanti Australia Limited (ABN 42 008 737 424) of Level 13 St Martin's Tower, 44 St Georges Terrace, Perth, Western Australia, 6000 (***AGAA***)
2. Newmont Boddington Pty Ltd (ABN 32 062 936 547) of Level 1, 388 Hay Street, Subiaco, Western Australia, 6008 (***Newmont***)
3. BGM Management Company Pty Ltd (ABN 45 101 199 731) of Level 1, 388 Hay Street, Subiaco, Western Australia, 6008 (***Manager***)

Recitals

A Under the Deed of Cross Charge, AGAA charges certain property in accordance with the terms of the Joint Venture Agreement.

B Under the terms of a Sale and Purchase Agreement (***SPA***) dated [*] between Saddleback Investments Pty Ltd (ACN 134 978 224) and AGAA (among others), with effect from the Completion Date, AGAA has sold and Saddleback Investments Pty Ltd has purchased, the entire BGM Interest of AGAA.

C In accordance with clause 15(a) of the Deed of Cross Charge, the Releasors have agreed to release AGAA from the Deed of Cross Charge on the terms and conditions set out in this document.

It is agreed as follows.

1. Definitions and Interpretation

1.1 Definitions

In this document unless the context requires otherwise, the following definitions apply.

BGM Interest has the meaning given in the Joint Venture Agreement.

Completion Date means [*].

Claim means, in relation to a party, a demand, claim, action or proceeding made or brought by or against the party, however arising and whether present, unascertained, immediate, future or contingent.

Deed of Cross Charge means the Boddington Gold Mine Deed of Cross Charge dated 29 May 1987 the current parties to which are AGAA and the Releasors.

Joint Venture Agreement means the Further Restated BGM Joint Venturers Agreement dated 17 November 2006 between AGAA and the Releasors.

Liabilities means debts, obligations, liabilities, losses, expenses, costs and damages of any kind and however arising, including penalties, fines, and interest and including those which are prospective or contingent and those the amount of which for the time being is not ascertained or ascertainable.

Loss means losses, liabilities, claims, proceedings, actions, demands, damages, costs, charges, expenses or diminution in value, however arising, and whether present or future, fixed or unascertained, actual or contingent.

Releasors means Newmont and the Manager.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a) The singular includes the plural, and the converse also applies.

(b) A gender includes all genders.

(c) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a *person* includes a corporation, trust, partnership, unincorporated body or other entity, whether or not it comprises a separate legal entity.

(e) A reference to a clause or schedule is to a clause of or schedule to this Deed.

(f) A reference to an agreement or document (including a reference to this Deed) is to the agreement or document as amended, supplemented, novated or replaced, except to the extent prohibited by this Deed or that other agreement or document and includes the recitals, schedules and annexures to that agreement or document.

(g) A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

2. Release by Releasors

With effect on and from the Completion Date, each Releasor irrevocably releases and forever discharges:

(a) AGAA from all Claims, Losses and Liabilities that, but for this release, the Releasor may have had or brought, or at any time in the future may have or bring, against AGAA under the Deed of Cross Charge; and

(b) all property charged under the Deed of Cross Charge from the charge or charges constituted by that document.

3. Counterparts

This Deed may be executed in any number of counterparts. All counterparts together will be taken to constitute the one document.

4. Governing Law

This Deed is governed by the law in force in Western Australia. Each party submits to the non-exclusive jurisdiction of the courts of Western Australia, and any courts which may hear appeals from those courts, in respect of any proceedings in connection with this Deed.

5. Giving Effect To This Document

Each party must do anything (including execute any document), and must ensure that its employees and agents do anything (including execute any document), that any other party may reasonably require to give full effect to this document.

6. Operation Of This Document

Any provision of this Deed which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this Deed enforceable, unless this would materially change the intended effect of this Deed.

7. Costs and Stamp Duty

Each party must bear its own costs arising out of the negotiation, preparation and execution of this Deed. All stamp duty (including fines, penalties and interest) payable on or in connection with this Deed and any instrument executed under or any transaction evidenced by this Deed must be borne by Newmont.

EXECUTED and delivered as a deed in Perth.

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by
AngloGold Ashanti Australia Limited:

Director Signature	Director/Secretary Signature
Print Name	Print Name

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by
Newmont Boddington Pty Ltd:

Director Signature	Director/Secretary Signature
Print Name	Print Name

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by
BGM Management Company Pty Ltd:

Director Signature	Director/Secretary Signature
Print Name	Print Name

Schedule 8

GENERAL DEED OF ASSIGNMENT BGM INTEREST

ANGLOGOLD ASHANTI AUSTRALIA LIMITED
ABN 42 008 737 424

AND

SADDLEBACK INVESTMENTS PTY LTD
ACN 134 978 224

GENERAL DEED OF ASSIGNMENT
BGM INTEREST

(WATSONS LOGO)

(WATSONS LOGO)

TABLE OF CONTENTS

THIS DEED OF ASSIGNMENT is made this day of 2009

BETWEEN

ANGLOGOLD ASHANTI AUSTRALIA LIMITED
ABN 42 008 737 424
of Level 13, St Martins Tower, 44 St Georges Terrace, Perth WA 6000
(**Assignor**)

AND

SADDLEBACK INVESTMENTS PTY LTD
ACN 134 978 224
of Level 1 388 Hay Street, Subiaco, Western Australia, 6206
(**Assignee**)

BACKGROUND

A. The Assignor is a party to the Further Restated BGM Joint Venturers Agreement (**BGMJVA**) dated 17 November 2006 between the Assignor, Newmont Boddington Pty Ltd ABN 32 062 936 547 (**Newmont Boddington**) and BGM Management Company Pty Ltd ABN 45 101 199 731 (**Manager**).

B. The Assignor has a BGM Interest in and under the BGMJVA representing a Proportionate Share of 33 and $^{3}/_{9}$%.

C. The Assignor has agreed to sell, and the Assignee has agreed to purchase, the BGM Interest of the Assignor on the terms and conditions set out in the SPA.

D. In accordance with their respective obligations under the SPA, the parties wish to provide for the complete vesting in the Assignee of the Assignor's BGM Interest and the Assignor's Related Rights on the terms and conditions set out in this Deed.

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATIONS

(1) In this Deed including the Background, unless the context otherwise requires, the following expressions have the following meanings respectively:

Agreement means each of the agreements, deeds and other documents described in the Schedule to this Deed as amended, supplemented, novated, assigned and assumed up to the date of this Deed.] **[Schedule to be confirmed.]**

BGMJVA has the meaning given in paragraph A of the Background.

Related Rights means all rights, title and interest of the Assignor in, to and under each Agreement to the extent such rights, title and interest are not comprised in the BGM Interest.

SPA means the agreement entitled "Sale and Purchase Agreement Boddington Gold Mine Sale Interest" dated [***insert***] between the Assignor, AngloGold Ashanti Limited ARBN 090 101 170, the Assignee, Newmont Boddington, Newmont Australia Limited, Newmont Mining Corporation and the Manager.

(2) In this Deed including the Background, unless the context otherwise requires:

(a) references to the parties include their successors and assigns;

(b) all capitalised terms not defined in clause 1(1) shall have the meanings given to them in the SPA;

(c) headings are for convenience only and shall not affect the construction of this Deed;

(d) a reference to any agreement or document is to that agreement or document (and, where applicable, any of its provisions) as amended, novated, supplemented or replaced from time to time;

(e) words importing the singular include the plural and vice versa; and

(f) where an expression is defined, another part of speech or grammatical form of that expression has a corresponding meaning.

2. ASSIGNMENT

2.1 Subject to clause 2.3, the Assignor assigns, transfers and sets over to the Assignee the Assignor's BGM Interest and the Assignor's Related Rights (including, for avoidance of doubt, its rights and interests as both an income beneficiary and a capital beneficiary under the Boddington Housing Trust No 2 referred to in paragraph under 5 of the Schedule) to hold the same unto the Assignee absolutely.

2.2 Subject to clause 2.3, the Assignor assigns, transfers and sets over to the Assignee the whole of the Assignor's interest in contracts entered into by the Manager in its capacity as manager of the BGMJV to hold the same unto the Assignee absolutely.

2.3 The assignment, transfer and setting over in clauses 2.1 and 2.2 takes effect on and from the Completion Date (as defined in the SPA), except in respect of any Agreement that requires, as a condition to be satisfied prior to an assignment of that Agreement, that the consent of any person be obtained or that any document be executed and/or delivered and in the case of each of those Agreements that assignment, transfer and setting over shall take effect upon that condition having been satisfied.

3. ASSUMPTION OF LIABILITIES

The Assignee:

(a) agrees duly and punctually to perform and observe all of the obligations of the Assignor falling due for observance or performance under the Agreements; and

(b) subject to the terms of the SPA, accepts and assumes responsibility for all Assumed Liabilities, including Liabilities relating to or arising out of each Agreement,

with effect on and from the Completion Date (as defined in the SPA).

4. FURTHER ASSURANCES

4.1 The Assignor shall, from time to time, at the request of the Assignee, execute and deliver such further instruments of transfer and assignment and take such other actions as the Assignee may reasonably request in order to vest in the Assignee title to the Assignor's BGM Interest and the Assignor's Related Rights (including joining with the Assignee in giving notice of the assignment of any Agreement).

4.2 The Assignee shall, from time to time, at the request of the Assignor, execute and deliver such further instruments and take such other actions as the Assignor may reasonably request in order for the Assignee to more fully and effectually assume the Assignor's obligations in accordance with clause 3.

5. RELATIONSHIP BETWEEN THIS DEED AND SPA

For the avoidance of doubt, this Deed:

(a) is entered into in accordance with the parties' obligations under clauses 6.3 and 6.4 of the SPA; and

(b) does not:

(i) derogate from, limit, abrogate or otherwise affect the SPA which shall continue in full force and effect notwithstanding this Deed; or

(ii) confer any right, or impose any obligation, in addition to those contemplated in the SPA other than those rights and obligations expressly set out in this Deed.

6. COSTS AND STAMP DUTY

6.1 Except to the extent specified in clause 6.2, each party must bear and is responsible for its own costs in connection with the preparation, execution, completion and carrying into effect of this Deed and all taxes imposed on it arising out of or in any way connected with this Deed or the transactions it contemplates.

6.2 The Assignee must bear and is responsible for, and must indemnify and keep indemnified the Assignor against, all stamp duty (together with any related interest, penalty, fine and expense) and registration fees payable on or in respect of or as a consequence of:

(a) this Deed; and

(b) any instrument, document, agreement, deed or transaction contemplated in or necessary to give effect to this Deed.

7. GOVERNING LAW AND JURISDICTION

7.1 The laws of Western Australia shall govern this Deed.

7.2 Each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Western Australia, and any court that may hear appeals from any of those courts, for any proceedings in connection with this document, and waives any right it might have to claim that those courts are an inconvenient forum.

SCHEDULE

[To be confirmed]

1. BGMJVA.
2. Restated Boddington Gold Mine Management Agreement dated 17 November 2006 between the Assignor, Newmont Boddington and the Manager.
3. Boddington Gold Mine Titles Deposit Agreement dated 31 March 1987 made between West Australian Trustees Limited (now Perpetual Trustees W.A. Pty Ltd), Reynolds Australia Alumina, Ltd, The Shell Company of Australia Limited, BHP Minerals Limited (now the Assignor), Kobe Alumina Associates (Australia) Pty Ltd (now JAA) and Worsley Alumina Pty Ltd.
4. Boddington Gold Mine Cross Charge dated 22 March 1995 and given by Newmont Boddington.
5. Trust Deed dated 11 December 1987 between Worsley Alumina Pty Ltd and Boddington Housing Pty Ltd establishing Boddington Housing Trust No 2.
6. Boddington Housing Agreement No 2 dated 11 December 1987 between Reynolds Australia Alumina, Ltd, Billiton Australia Gold Pty Ltd (now the Assignor), BHP Gold Mines Limited (now Newcrest Operations Pty Ltd), Kobe Alumina Associates (Australia) Pty Limited (now JAA) and Boddington Housing Pty Ltd.
7. Restated Boddington Gold Mine Cross-Operation Agreement dated 30 September 2002 between the Assignor, Newmont Boddington, Newcrest Operations Pty Ltd,, BGM Management Company Pty Ltd, Billiton Aluminium (RAA) Pty Ltd, Billiton Aluminium (Worsley) Pty Ltd, Kobe Alumina Associates (Australia) Pty Ltd (now JAA), Nissho Iwai Alumina Pty Ltd (now Sojitz Alumina Pty Ltd) and Worsley Alumina Pty Ltd and all Disponee's Deeds of Covenant executed under clause 10 of that document.
8. Deed of Sublease (Non-Bauxite sublease in relation to 3 and 1/3% interest in Mining Leases M70/21-25) dated 28 February 2007 between JAA and the Assignor.
9. Deed of Sublease (Non-Bauxite sublease in relation to 30% interest in Mining Lease M70/21 – 25) dated 28 February 2007 between Billiton Aluminium (Worsley) Pty Ltd and the Assignor.
10. Saddleback Compensation Agreement dated 14 February 2001 between Reynolds Australia Alumina Ltd, LLC, Billiton Aluminium (Worsley) Pty Ltd, Kobe Alumina Associates (Australia) Pty Ltd (now JAA), Nissho Iwai Alumina Pty Ltd (now Sojitz Alumina Pty Ltd), Normandy Boddington Pty Ltd (now Newmont Boddington), the Assignor and Newcrest Mining (WA) Pty Ltd (now Newcrest Operations Pty Ltd).
11. Hedges Gold Mine Sale and Purchase Agreement dated 8 October 1998 between Normandy Boddington Pty Ltd (now Newmont Boddington), the Assignor), Newcrest Mining (WA) Pty Ltd (now Newcrest Operations Pty Ltd), Alcoa of Australia Limited and Hedges Gold Pty Ltd.
12. Farm-In Agreement dated 8 May 2001 between Normandy Boddington Pty Ltd (now Newmont Boddington), the Assignor, Newcrest Mining (WA) Pty Ltd (now Newcrest Operations Pty Ltd), Alcoa of Australia Limited and Hedges Gold Pty Ltd.

13. The agreement arising from the Notice to Sell (in respect of its interest in the Boddington Gold Mine Joint Venture) dated 10 November 1994 issued by Kobe Alumina Associates (Australia) Pty Ltd (now JAA), and Acacia Resources Limited's (now the Assignor's) Offer in Response to Notice to Sell dated 12 December 1994.]

14. Deed of Transfer between Reynolds Australia Alumina, Ltd, Billiton Australia Pty Ltd (now Billiton Aluminium Australia Pty Ltd), Kobe Alumina Associates (Australia) Pty Ltd (now JAA), Nissho Iwai Alumina Pty Ltd (now Sojitz Alumina Pty Ltd), Reynolds Metals Company, Newcrest Mining (WA) Ltd (now Newcrest Operations Pty Ltd), Normandy Boddington Pty Ltd (now Newmont Boddington), Acacia Resources Limited (now the Assignor) and Worsley Alumina Pty Ltd dated 28 April 1998.

15. Deed of Assignment between Kobe Alumina Associates (Australia) Pty Ltd (now JAA) and Acacia Resources Limited (now the Assignor) dated 28 March 1995 relating to a 3 3/9% BGM Interest.

16. Sale and Purchase Agreement between Sotico Pty Ltd (as vendor) and the Assignor, Newcrest Operations Pty Ltd and Newmont Boddington (as purchasers) dated 3 February 2006 relating to parts of Lots 526, 529 and 530 on Deposited Plan 228488 and all other agreements entered into on or before Completion occurring which are contemplated by or for the purposes of that Agreement and to which the Assignor and Newmont Boddington are parties.

17. Sale and Purchase Agreement between Bunnings Forest Products Pty Ltd (now Sotico Pty Ltd), Bunnings Limited (now Wesfarmers Bunnings Limited), Reynolds Australia Metals, Ltd, Billiton Australia Gold Pty Ltd (now the Assignor), Newcrest Mining (WA) Limited (now Newcrest Operations Pty Ltd), and Kobe Alumina Associates (Australia) Pty Ltd (now JAA) dated 19 July 1991.

18. Lease Agreement between Bunnings Forest Products Pty Ltd (now Sotico Pty Ltd), Reynolds Australia Metals, Ltd, Billiton Australia Gold Pty Ltd (now the Assignor), Newcrest Mining (WA) Limited (now Newcrest Operations Pty Ltd), and Kobe Alumina Associates (Australia) Pty Ltd (now JAA) dated 19 July 1991.

19. Bauxite Covenant and Supplemental Deed between Bunnings Forest Products Pty Ltd (now Sotico Pty Ltd), Reynolds Australia Metals, Ltd, Billiton Australia Gold Pty Ltd (now the Assignor), Newcrest Mining (WA) Limited (now Newcrest Operations), Kobe Alumina Associates (Australia) Pty Ltd (now JAA) (as a BGM Joint Venturer), Reynolds Australia Alumina, Ltd, The Shell Company of Australia Limited, Kobe Alumina Associates (Australia) Pty Ltd (now JAA) (as a Bauxite/Alumina Joint Venturer) and Nisho Iwai Alumina Pty Ltd (now Sojitz Alumina Pty Ltd) dated 19 July 1991.

20. Forest Management Agreement between Reynolds Australia Metals, Ltd, Billiton Australia Gold Pty Ltd (now the Assignor), Newcrest Mining (WA) Limited (now Newcrest Operations Pty Ltd), Kobe Alumina Associates (Australia) Pty Ltd (now JAA) and Bunnings Forest Products Pty Ltd (now Sotico Pty Ltd) dated 19 July 1991

21. Letter of Undertaking from the Assignor, Newcrest Operations Pty Ltd and Newmont Boddington to Billiton Aluminium Australia Pty Ltd and Kobe Alumina Associates (Australia) Pty Ltd (now JAA) dated 1 September 2001.

22. EPCM Agreement (AUS-BDG-2005-017) effective 28 October 2005 between BGM Management Company Pty Ltd and Aker Kvaerner Clough Murray & Roberts Joint Venture.

23. Mining Equipment Supply Agreement and Maintenance Agreement both between BGM Management Company Pty Ltd and Bucyrus (Australia) Pty Ltd and both dated 28 April 2006.

24. Lease Agreement dated [xxxxx] between Gibbs and BGM Management Company Pty Ltd.

25. Letter agreement in respect of L70/95 dated 20 April 2006 between WAPL and BGM Management Company Pty Ltd.

26. Crown lease dated 18 June 2008 in favour of the Assignor and Newmont Boddington.

27. Interconnection Works Agreement dated 25 January 2007 between Electricity Networks Corporation and BGM Management Company Pty Ltd.

28. Power Purchase Agreement dated 7 July 2006 between BGM Management Company Pty Ltd and Griffin Energy Pty Ltd (Need to list deed of priority also as well as securities).

29. Joint Venturer's Deed Poll dated 19 January 2007 between the Assignor and Newmont Boddington.

30. Moorditj Booja – A Community Partnership Agreement dated 16 August 2006 between Gnaala Karla Booja People, South West Aboriginal Land & Sea Council, Newmont Boddington, the Assignor and the Manager.

31. Preservation of Aboriginal Heritage Agreement dated 22 March 2007 between NBPL, AngloGold, Gnaarla Karla Booja and South West Aboriginal Land & Sea Council.

32. Deed for grant of mining tenements dated 18 July 2006 State of WA, Native title parties, the Assignor, Newmont Boddington Pty Ltd and Newcrest Mining (WA) Pty Ltd (now Newcrest Operations Pty Ltd).

33. Contract of sale for lots 98, 99, 200 Bannister-Marradong Rd Boddington dated 10 July 2008 BGM Management Company Pty Ltd, AngloGold Ashanti Australia Pty Ltd, WA Country Builders Pty Ltd.

34. 2007 Sale and Purchase Agreement dated 12 November 2007 between Newmont Boddington, the Assignor and Sotico Pty Ltd.

35. Deed of assignment and assumption Bauxite Exploration Agreement dated 14 April 2008 between Sotico Pty Ltd, Newmont Boddington Pty Ltd, the Assignor and Worsley Alumina Pty Ltd (now BHP Worsley Alumina Pty Ltd)

36. Bauxite Covenant and Supplemental Deed between Sotico Pty Ltd, Newmont Boddington, the Assignor, Billiton Aluminium (RAA) Pty Ltd (now BHP Billiton Aluminium (RAA) Pty Ltd), Billiton Aluminium (Worsley) Pty Ltd (now BHP Billiton Aluminium (Worsley) Pty Ltd, Japan Alumina Associates (Australia) Pty Ltd and Sojitz Alumina Pty Ltd dated 14 April 2008.

37. Deed of variation Forest Management Agreement dated 14 April 2008 between Sotico Pty Ltd, Newmont Boddington and the Assignor.

38. Services & Transition Agreement dated 30 September 2002 between Worsley Alumina Pty Ltd, the Manager, Billiton RAA Pty Ltd, Billiton Aluminium (Worsley) Pty Ltd, JAA, Nissho Iwai, Newmont Boddington, Newcrest Operations Pty Ltd and the Assignor (to the extent it survived termination).

39. All other deeds and agreement relating to the Boddington Gold Mine Joint Venture entered into by the Assignor or by which the Assignor is bound in each case in common with all other Joint Venturers.

EXECUTED and delivered as a deed in Perth.

EXECUTED as a deed in accordance with section 127 of the *Corporations Act 2001* by **ANGLOGOLD ASHANTI AUSTRALIA LIMITED**:	)))))

Director	Director/Secretary
Name of Director	Name of Director/Secretary

EXECUTED as a deed in accordance with section 127 of the *Corporations Act 2001* by **SADDLEBACK INVESTMENTS PTY LTD**:	)))))

Director	Director/Secretary
Name of Director	Name of Director/Secretary

Schedule 9

DEED OF COVENANT AND RELEASE HEDGES GOLD MINE SALE AND PURCHASE AGREEMENT

Deed of Covenant and Release
Hedges Gold Mine
Sale and Purchase Agreement

Saddleback Investments Pty Ltd
ACN 134 978 224

Newmont Boddington Pty Ltd
ABN 32 062 936 574

AngloGold Ashanti Australia Limited
ABN 42 008 737 424

Alcoa of Australia Limited
ABN 93 004 879 298

Hedges Gold Pty Ltd
ABN 15 005 592 067

DEED OF COVENANT AND RELEASE

DATE

BETWEEN

Saddleback Investments Pty Ltd ACN 134 978 224 **(Covenantor)**

Newmont Boddington Pty Ltd ABN 32 062 936 574 (formerly named Normandy Boddington Pty Ltd) (**Newmont**)

AngloGold Ashanti Australia Limited ABN 42 008 737 424 (formerly named Acacia Resources Limited) **(AngloGold)**

Alcoa of Australia Limited ABN 93 004 879 298 **(Alcoa)**

Hedges Gold Pty Ltd ABN 15 005 592 067 (**Hedges**)

RECITALS

A. Newmont, AngloGold, Alcoa and Hedges are now the parties to an agreement dated 8 October 1998 entitled Hedges Gold Mine Sale and Purchase Agreement (**Hedges Agreement**) under which certain assets comprising the Hedges Gold Mine were sold by Alcoa and Hedges and purchased by Newmont, AngloGold and Newcrest Operations Limited (ABN 80 009 221 505).

B. As a result of the sale and purchase referred to in Recital A, the Hedges Gold Mine was subsumed within the Boddington Gold Mine Joint Venture.

C. Under the terms of the SPA, AngloGold has agreed to sell, and the Covenantor has agreed to purchase, the entire interest of AngloGold in the Boddington Gold Mine Joint Venture.

D. With effect from completion under the SPA, AngloGold wishes to assign to the Covenantor, and the Covenantor wishes to assume, all of AngloGold's right, title, interest, obligations and liabilities under the Hedges Agreement, including the Trust Property.

E. Clause 24.2 of the Hedges Agreement provides that:

(a) AngloGold may assign its rights under the Hedges Agreement and any property acquired or held by it pursuant to that agreement; and

(b) if AngloGold holds any such rights or property on trust for another party to the Hedges Agreement (pursuant to the terms of that agreement), AngloGold shall only be entitled to assign those rights or property if the intended assignee first enters into a deed of covenant with that other party in a form reasonably acceptable to that other party, under which the intended assignee:

(i) confirms that the relevant rights or property shall be acquired subject to the relevant trust arrangement; and

(ii) agrees to comply with all of the terms and conditions of the Hedges Agreement that relate to that trust arrangement.

F. As at the date of this Deed, AngloGold and Newmont in their capacity as participants in the Boddington Gold Mine Joint Venture hold the Trust Property on trust for Alcoa pursuant to clause 12 of the Hedges Agreement.

G. The Covenantor enters into this Deed in compliance with clause 24.2 of the Hedges Agreement.

OPERATIVE PROVISIONS

1. **DEFINITIONS AND INTERPRETATION**

1.1 **Definitions**

BGMMCo means BGM Management Company Pty Ltd (ABN 45 101 199 731).

Boddington Gold Mine Joint Venture means the joint venture carried on under the name 'Boddington Gold Mine Joint Venture' as constituted from time to time pursuant to the Joint Venture Agreement.

Hedges Gold Mine means the gold mining operations within the area of Section 2 of ML264SA.

Joint Venture Agreement means the Further Restated BGM Joint Venturers Agreement dated 17 November 2006 between Newmont, AngloGold and BGMMCo.

Newmont Mining means Newmont Mining Corporation, a company incorporated in the USA.

SPA means the Sale and Purchase Agreement Boddington Gold Mine Joint Venture dated **[#]** 2009 between AngloGold, AngloGold Ashanti Limited (ARBN 090 101 170), the Covenantor, Newmont, Newmont Australia Limited (ABN 86 009 295 765), Newmont Mining and BGMMCo.

Trust Property means Section 1 of ML264SA (as described in the Hedges Agreement).

1.2 **Interpretation**

In this Deed, unless the context otherwise:

(a) terms defined in the Recitals have the meaning given in the Recitals;

(b) headings are for convenience only and do not affect interpretation;

(c) words importing the singular include the plural and vice versa;

(d) a reference to any agreement or document (including this Deed) is to that agreement or document (and, where applicable, any of its provisions) as amended, novated, supplemented or replaced from time to time;

(e) a reference to any party includes that party's executors, administrators, substitutes, successors and permitted assigns;

(f) where an expression is defined, another part of speech or grammatical form of that expression has a corresponding meaning;

(g) a reference to legislation is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it; and

(h) a reference to any thing (including any right) includes a part of that thing.

2. **COVENANT**

In accordance with clause 24.2 of the Hedges Agreement, with effect on and from Completion (as defined in the SPA) the Covenantor:

(a) confirms that the Trust Property acquired by it under the SPA is subject to the trust arrangements set out in the Hedges Agreement; and

(b) agrees to comply with all of the terms and conditions of the Hedges Agreement that relate to the trust arrangement referred to in paragraph (a).

3. **CONSENT TO ASSIGNMENT**

Each of Newmont, Alcoa and Hedges consents to:

(a) the assignment by AngloGold to the Covenantor of all of AngloGold's right, title and interest under the Hedges Agreement, including the Trust Property; and

(b) the assumption by the Covenantor of all of AngloGold's right, title, interest, obligations and liabilities under the Hedges Agreement,

with effect on and from the Completion Date (as defined in the SPA).

4. **RELEASE**

With effect on and from the Completion Date (as defined in the SPA), each of Newmont, Alcoa and Hedges releases AngloGold from all its obligations and liabilities under the Hedges Agreement.

5. **COUNTERPARTS**

(a) This Deed may be executed in counterparts.

(b) If this Deed is executed in counterparts, each counterpart is an original and all of the counterparts together constitute the same document.

6. **COSTS AND STAMP DUTY**

(a) Except to the extent specified in paragraph (b) of this clause 6, each party must bear and is responsible for its own costs in connection with the preparation, execution, completion and carrying into effect of this Deed.

(b) The Covenantor must bear and is responsible for, and must indemnify and keep indemnified Alcoa against all stamp duty (together with any related interest, penalty, fine and expense) and registration fees payable on or in respect of or as a consequence of this Deed.

7. **GOVERNING LAW**

This Deed is governed by the law in force in Western Australia and the parties submit to the non-exclusive jurisdiction of the courts of Western Australia and any courts which may hear appeals from those courts in respect of any proceedings in connection with this Deed.

EXECUTED and delivered as a deed in Perth.

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **Saddleback Investments Pty Ltd**:

Director Signature	Director/Secretary Signature
Print Name	Print Name

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **Newmont Boddington Pty Ltd**:

Director Signature	Director/Secretary Signature
Print Name	Print Name

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **AngloGold Ashanti Australia Limited**:

Director Signature	Director/Secretary Signature
Print Name	Print Name

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **Alcoa of Australia Limited**:

Director Signature	Director/Secretary Signature
Print Name	Print Name

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **Hedges Gold Pty Ltd**:

Director Signature	Director/Secretary Signature
Print Name	Print Name

6.

Schedule 10

DEED OF COVENANT AND RELEASE — SOTICO AGREEMENTS

Deed of Covenant and Release —
Sotico Agreements

Saddleback Investments Pty Ltd
ACN 134 978 224
AngloGold Ashanti Australia Limited
ABN 42 008 737 424
Sotico Pty Ltd
ABN 56 008 665 898
Wesfarmers Bunnings Limited
ABN 25 008 673 363
BHP Billiton Aluminium (RAA) Pty Ltd
ABN 54 095 831 119
BHP Billiton Aluminium (Worsley) Pty Ltd
ABN 33 088 336 921
Japan Alumina Associates (Australia) Pty Ltd
ABN 42 008 907 524
Sojitz Alumina Pty Ltd
ABN 59 009 309 344
BHP Billiton Worsley Alumina Pty Ltd
ABN 58 008 905 155

DEED OF COVENANT AND RELEASE — SOTICO AGREEMENTS

DATE

BETWEEN

Saddleback Investments Pty Ltd ACN 134 978 224 **(Covenantor)**

AngloGold Ashanti Australia Limited ABN 42 008 737 424 (formerly Billiton Australia Gold Pty Ltd) **(AngloGold)**

Sotico Pty Ltd ABN 56 008 665 898 (formerly Bunnings Forest Products Pty Ltd) (**Sotico**)

Wesfarmers Bunnings Limited ABN 25 008 673 363 (formerly Bunnings Limited) (**Wesfarmers Bunnings**)

BHP Billiton Aluminium (RAA) Pty Ltd ABN 54 095 831 119 (formerly Reynolds Australia Alumina Pty Ltd) **(Billiton RAA)**

BHP Billiton Aluminium (Worsley) Pty Ltd ABN 33 088 336 921 **(Billiton Worsley)**

Japan Alumina Associates (Australia) Pty Ltd ABN 42 008 907 524 (formerly Kobe Alumina Associates (Australia) Pty Ltd) (**JAA**)

Sojitz Alumina Pty Ltd ABN 59 009 309 344 (formerly Nissho Iwai Alumina Pty Ltd) (**Sojitz**)

BHP Billiton Worsley Alumina Pty Ltd ABN 58 008 905 155 (formerly Worsley Alumina Pty Ltd) (**WAPL**)

RECITALS

A. Under the terms of a Sale and Purchase Agreement (**SPA**) dated [x] between the Covenantor and AngloGold (among others), with effect from the Completion Date, AngloGold has sold and the Covenantor has purchased, the entire interest of AngloGold in the BGM Project (as defined in the SPA).

B. In accordance with the SPA, with effect from the Completion Date, AngloGold wishes to assign to the Covenantor, and the Covenantor wishes to assume, all of AngloGold's right, title, interest, obligations and liabilities under each of the Sotico Agreements.

C. Each Sotico Agreement permits AngloGold to assign its rights and interest in the Sotico Agreement to the Covenantor provided that the Covenantor enters into a deed of covenant agreeing to perform and observe the obligations, terms and conditions of that Sotico Agreement on the part of AngloGold to be performed and observed.

D. The Covenantor enters into this Deed in compliance with the requirements referred to in Recital C.

G. With effect from the Completion Date, each of Sotico, Wesfarmers Bunnings, WAPL and the Bauxite/Alumina Joint Venturers has agreed to release AngloGold from AngloGold's obligations under the Sotico Agreements to which it is a party on the terms and conditions set out in this Deed.

OPERATIVE PROVISIONS

1. **DEFINITIONS AND INTERPRETATION**

1.1 **Definitions**

In this Deed unless the context requires otherwise, terms defined in the Recitals have the meaning given therein and the following definitions apply:

Bauxite/Alumina Joint Venturers means Billiton RAA, Billiton Worsley, JAA and Sojitz.

Bauxite Compensation Agreement means the Bauxite Compensation Agreement dated 27 October 1971 between Bunning Bros. Pty. Ltd. (now known as Sotico Pty Ltd), Alwest Pty Limited (now known as ALW Pty Ltd) and Dampier Mining Company Limited (now known as BHP Billiton Minerals Pty Ltd):

(a) as amended by agreements dated 23 March 1972 and 18 August 1975 between the same parties;

(b) as supplemented by an Alwest Deed of Sale and Covenant dated 7 February 1980 between Alwest Pty Limited (now known as ALW Pty Limited), Dampier Mining Company Limited (now known as BHP Billiton Minerals Pty Ltd), Reynolds Australia Alumina, Ltd. (now known as BHP Billiton Aluminium (RAA) Pty Ltd), The Shell Company of Australia Limited, Kobe Alumina Associates (Australia) Pty Ltd (now known as Japan Alumina Associates (Australia) Pty Ltd);

(c) as supplemented by a Deed of General Assignment dated 31 May 1988 between BHP Minerals Limited (now known as BHP Billiton Minerals Pty Ltd), Reynolds Australia Alumina, Ltd (now known as BHP Billiton Aluminium (RAA) Pty Ltd), The Shell Company of Australia Limited, and Nissho Iwai Alumina Pty Ltd (now known as Sojitz Alumina Pty Ltd) and a Deed of Covenant dated 31 May 1988 between Bunnings Forest Products Pty Ltd (now known as Sotico Pty Ltd), Reynolds Australia Alumina, Ltd. (now known as BHP Billiton Aluminium (RAA) Pty Ltd), The Shell Company of Australia Limited, Kobe Alumina Associates (Australia) Pty Ltd (now known as Japan Alumina Associates (Australia) Pty Ltd) and Nissho Iwai Alumina Pty Ltd (now known as Sojitz Alumina Pty Ltd);

(d) as further amended by a Deed of Amendment dated 19 July 1991 between Bunnings Forest Products Pty Ltd (now known as Sotico Pty Ltd), Reynolds Australia Alumina, Ltd. (now known as BHP Billiton Aluminium (RAA) Pty Ltd), The Shell Company of Australia Limited, Kobe Alumina Associates (Australia) Pty Ltd (now known as Japan Alumina Associates (Australia) Pty Ltd) and Nissho Iwai Alumina Pty Ltd (now known as Sojitz Alumina Pty Ltd);

(e) as supplemented by the 1991 Bauxite Covenant and Supplemental Deed;

(f) as supplemented by the Deed of Covenant and Novation (Sotico Instruments);

(g) as supplemented by the Newmont/Newcrest Deed of Covenant and Release;

(h) as supplemented by the 2006 Bauxite Covenant and Supplemental Deed; and

(i) as supplemented by the 2007 Bauxite Covenant and Supplemental Deed.

Bauxite Exploration Agreement means the Bauxite Exploration Agreement dated 13 March 2006 between Worsley Alumina Pty Ltd (now known as BHP Billiton Worsley Alumina Pty Ltd) and Sotico as supplemented by the Deed of Assignment and Assumption — Bauxite Exploration Agreement dated 6 December 2006 between Sotico, Newmont Boddington Pty Ltd, AngloGold and Worsley Alumina Pty Ltd (now known as BHP Billiton Worsley Alumina Pty Ltd) and further supplemented by the Deed of Assignment and Assumption — Bauxite Exploration Agreement dated 14 April 2008 between Sotico, Newmont Boddington Pty Ltd, AngloGold and Worsley Alumina Pty Ltd (now known as BHP Billiton Worsley Alumina Pty Ltd).

Claim means, in relation to any person, a claim, action, proceeding, judgment, damage, loss, costs, expense or liability incurred by or to or made or recovered by or against the person, however arising and whether present, unascertained, immediate, future or contingent.

Completion Date means [x].

Deed of Covenant and Novation (Sotico Instruments) means the Deed of Covenant and Novation (Sotico Instruments) dated 12 November 2004 between The Shell Company of Australia Limited, Billiton Aluminium (RAA) Pty Ltd (now known as BHP Billiton Aluminium (RAA) Pty Ltd), Billiton Aluminium Australia Pty Ltd (now known as BHP Billiton Aluminium Australia Pty Ltd), Billiton Aluminium (Worsley) Pty Ltd (now know as BHP Billiton Aluminium (Worsley) Pty Ltd), Japan Alumina Associates (Australia) Pty Ltd, Sojitz Alumina Pty Ltd, Newmont Boddington Pty Ltd, AngloGold, Newcrest Operations Limited and Sotico.

Forest Management Agreement means the Forest Management Agreement dated 19 July 1991 between Reynolds Australia Metals, Ltd (since deregistered), Billiton Australia Gold Pty Ltd (now known as AngloGold Ashanti Australia Limited), Newcrest Mining (W.A.) Limited (now known as Newcrest Operations Limited) and Kobe Alumina Associates (Australia) Pty Limited (now known as Japan Alumina Associates (Australia) Pty Ltd) and Bunnings Forest Products Pty Ltd (now known as Sotico Pty Ltd), as supplemented by a Forest Management Agreement Deed of Covenant dated 13 March 2006 between Newmont Boddington Pty Ltd, AngloGold, Newcrest Operations Limited and Sotico, the Newmont/Newcrest Deed of Covenant and Release, the Deed of Variation — Forest Management Agreement dated 6 December 2006 between Sotico, Newmont Boddington Pty Ltd and AngloGold and the 2007 Deed of Variation — Forest Management Agreement dated 14 April 2008 between Sotico, Newmont Boddington Pty Ltd and AngloGold.

Landgate means the Western Australian Land Information Authority established under the *Land Information Authority Act 2006* (WA) .

Lease means the Lease Agreement dated 19 July 1991 between Bunnings Forest Products Pty Ltd (now known as Sotico Pty Ltd) and Reynolds Australia Metals, Ltd (since deregistered), Billiton Australia Gold Pty Ltd (now known as AngloGold Ashanti Australia Limited), Newcrest Mining (W.A.) Limited (now known as Newcrest Operations Limited) and Kobe Alumina Associates (Australia) Pty Limited (now known as Japan Alumina Associates (Australia) Pty Ltd) as supplemented by the Newmont/Newcrest Deed of Covenant and Release.

Legal Liability means a duty, liability or obligation affecting the person concerned, however it arises and whether it is present or future, fixed or unascertained, actual or contingent.

Loss means a damage, loss, cost, expense or liability incurred by the person concerned, however it arises and whether it is present or future, fixed or unascertained, actual or contingent.

Newmont/Newcrest Deed of Covenant and Release means the deed entitled "Deed of Covenant and Release" dated 27 October 2006 between Newmont Boddington Pty Ltd, Newcrest Operations Limited and the parties to this Deed other than the Covenantor.

Property means:

(a) the 'Property' as defined in the 1991 Bauxite Covenant and Supplemental Deed;

(b) the '2006 SPA Property' as defined in the 2006 Bauxite Covenant and Supplemental Deed; and

(c) the '2007 SPA Property' as defined in the 2007 Bauxite Covenant and Supplemental Deed.

Sotico Agreements means the 1991 Sale and Purchase Agreement, the Lease, the Bauxite Compensation Agreement, the 1991 Bauxite Covenant and Supplemental Deed, the Forest Management Agreement, the 2006 Sale and Purchase Agreement, the Bauxite Exploration Agreement, the 2006 Bauxite Covenant and Supplemental Deed, the 2007 Sale and Purchase Agreement and the 2007 Bauxite Covenant and Supplemental Deed and any other agreement that was entered into by the parties thereto arising as a consequence of these agreements.

Sotico Caveats means the absolute caveats lodged by Sotico against the titles of the land sold to AngloGold and Newmont Boddington Pty Ltd under clause 8.6 of the 2006 Sale and Purchase Agreement and clause 8.6 of the 2007 Sale and Purchase Agreement.

1991 Bauxite Covenant and Supplemental Deed means the Bauxite Covenant and Supplemental Deed dated 19 July 1991 between Bunnings Forest Products Pty Ltd (now known as Sotico Pty Ltd) and Reynolds Australia Metals, Ltd (since deregistered), Billiton Australia Gold Pty Ltd (now known as AngloGold Ashanti Australia Limited), Newcrest Mining (W.A.) Limited (now known as Newcrest Operations Limited), Kobe Alumina

Associates (Australia) Pty Limited (now known as Japan Alumina Associates (Australia) Pty Ltd) and Reynolds Australia Alumina, Ltd. (now known as BHP Billiton Aluminium (RAA) Pty Ltd), The Shell Company of Australia Limited, Kobe Alumina Associates (Australia) Pty Ltd (now known as Japan Alumina Associates (Australia) Pty Ltd) and Nissho Iwai Alumina Pty. Limited (now known as Sojitz Alumina Pty Ltd), as supplemented by the Deed of Covenant and Novation (Sotico Instruments) and the Newmont/Newcrest Deed of Covenant and Release.

1991 Sale and Purchase Agreement means the agreement dated 19 July 1991 between Bunnings Forest Products Pty Ltd (now known as Sotico Pty Ltd) and Bunnings Limited (now known as Wesfarmers Bunnings Limited) and Reynolds Australia Metals, Ltd (since deregistered), Billiton Australia Gold Pty Ltd (now known as AngloGold Ashanti Australia Limited), Newcrest Mining (W.A.) Limited (now known as Newcrest Operations Limited) and Kobe Alumina Associates (Australia) Pty Limited (now known as Japan Alumina Associates (Australia) Pty Ltd) as supplemented by the Newmont/Newcrest Deed of Covenant and Release.

2006 Bauxite Covenant and Supplemental Deed means the 2006 Bauxite Covenant and Supplemental Deed dated 6 December 2006 between Sotico, Newmont Boddington Pty Ltd, AngloGold, Billiton Aluminium (RAA) Pty Ltd (now known as BHP Billiton Aluminium (RAA) Pty Ltd), Billiton Aluminium (Worsley) Pty Ltd (now known as BHP Billiton Aluminium (Worsley) Pty Ltd), Japan Alumina Associates (Australia) Pty Limited and Sojitz Alumina Pty Limited.

2006 Sale and Purchase Agreement means the agreement dated 3 February 2006 between Sotico, Newmont Boddington Pty Ltd, Newcrest Operations Limited and AngloGold as supplemented by the Newmont/Newcrest Deed of Covenant and Release and as amended by the Deed of Variation — 2006 Sale and Purchase Agreement dated 6 December 2006 between Sotico, Newmont Boddington Pty Ltd and AngloGold.

2007 Bauxite Covenant and Supplemental Deed means the 2007 Bauxite Covenant and Supplemental Deed dated 14 April 2008 between Sotico, Newmont Boddington Pty Ltd, AngloGold, Billiton Aluminium (RAA) Pty Ltd (now known as BHP Billiton Aluminium (RAA) Pty Ltd), Billiton Aluminium (Worsley) Pty Ltd (now known as BHP Billiton Aluminium (Worsley) Pty Ltd), Japan Alumina Associates (Australia) Pty Limited and Sojitz Alumina Pty Limited.

2007 Sale and Purchase Agreement means the agreement dated 12 November 2007 between Sotico, Newmont Boddington Pty Ltd and AngloGold.

1.2 **Rules for interpreting this document**

In this Deed unless the context requires otherwise, the following rules apply:

(a) headings are for convenience only and do not affect interpretation;

(b) words importing the singular include the plural and vice versa;

(c) a reference to any agreement or document is to that agreement or document (and, where applicable, any of its provisions) as amended, novated, supplemented or replaced from time to time;

(d) a reference to any party includes that party's executors, administrators, substitutes, successors and permitted assigns;

(e) where an expression is defined, another part of speech or grammatical form of that expression has a corresponding meaning;

(f) a reference to legislation is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it; and

(g) a reference to any thing (including any right) includes a part of that thing.

2. **COVENANT AND ACKNOWLEDGEMENT**

2.1 **Covenant**

With effect on and from the Completion Date:

(a) in accordance with clause 12.1 of the 1991 Sale and Purchase Agreement, the Covenantor agrees to perform and observe the obligations, terms and conditions of the 1991 Sale and Purchase Agreement on the part of AngloGold to be performed and observed;

(b) in accordance with clause 7.5 of the 1991 Bauxite Covenant and Supplemental Deed, clause 7.5 of the 2006 Bauxite Covenant and Supplemental Deed and clause 7.5 of the 2007 Bauxite Covenant and Supplemental Deed, the Covenantor agrees to be bound by and observe the covenants, terms and conditions of the Bauxite Compensation Agreement and the 1991 Bauxite Covenant and Supplemental Deed, the 2006 Bauxite Covenant and Supplemental Deed and the 2007 Bauxite Covenant and Supplemental Deed on the part of AngloGold to be performed and observed and acknowledges the rights of Sotico to receive compensation in respect of the Property under the terms of the Bauxite Compensation Agreement;

(c) in accordance with clauses 7.1 and 7.2 of the Lease, the Covenantor agrees to be bound by all the terms and conditions of the Lease on the part of AngloGold to be performed;

(d) in accordance with clause 10.1 of the Forest Management Agreement, the Covenantor agrees to assume and be bound by the obligations of AngloGold under the Forest Management Agreement;

(e) in accordance with clause 12.1 of the 2006 Sale and Purchase Agreement, the Covenantor agrees to perform and observe the obligations, terms and conditions of the 2006 Sale and Purchase Agreement on the part of AngloGold to be performed and observed;

(f) in accordance with clause 12.1 of the 2007 Sale and Purchase Agreement, the Covenantor agrees to perform and observe the obligations, terms and conditions of

the 2007 Sale and Purchase Agreement on the part of AngloGold to be performed and observed;

(g) for the purposes of clause 16(c) of the Bauxite Compensation Agreement the Covenantor acknowledges that it has taken the interests of AngloGold in the Property subject to the interests of the Bauxite/Alumina Joint Venturers under the Bauxite Compensation Agreement; and

(h) in accordance with clause 8.2 of the Bauxite Exploration Agreement the Covenantor agrees to perform and observe the obligations, terms and conditions of the Bauxite Exploration Agreement on the part of AngloGold to be performed and observed.

2.2 **Acknowledgment**

Each party acknowledges and agrees that the covenants and undertakings on the part of the Covenantor set out in each paragraph of clause 2.1 comply with the requirements to perfect an assignment of AngloGold’s right, title and interest in each Sotico Agreement to which it is a party from AngloGold to the Covenantor in accordance with the terms of each such Sotico Agreement.

3. **RELEASE**

With effect on and from the Completion Date:

(a) each of Sotico and Wesfarmers Bunnings releases and discharges AngloGold from all Claims, Losses and Legal Liabilities that, but for this release, Sotico and/or Wesfarmers Bunnings may have had or brought, or at any time in the future may have or bring, against AngloGold arising out of, or in connection with, the 1991 Sale and Purchase Agreement except for any Claim, Loss or Legal Liability that arises prior to the Completion Date;

(b) Sotico releases and discharges AngloGold from all Claims, Losses and Legal Liabilities that, but for this release, Sotico may have had or brought, or at any time in the future may have or bring, against AngloGold arising out of, or in connection with, the Lease, the Forest Management Agreement, the 2006 Sale and Purchase Agreement or the 2007 Sale and Purchase Agreement except for any Claim, Loss or Legal Liability that arises prior to the Completion Date;

(c) each of Sotico and the Bauxite/Alumina Joint Venturers releases and discharges AngloGold from all Claims, Losses and Legal Liabilities that, but for this release, Sotico and/or a Bauxite/Alumina Joint Venturer may have had or brought, or at any time in the future may have or bring, against AngloGold arising out of, or in connection with, the Bauxite Compensation Agreement or the 1991 Bauxite Covenant and Supplemental Deed, the 2006 Bauxite Covenant and Supplemental Deed or the 2007 Bauxite Covenant and Supplemental Deed except for any Claim, Loss or Legal Liability that arises prior to the Completion Date; and

(d) WAPL releases and discharges AngloGold from all Claims, Losses and Legal Liabilities that, but for this release, WAPL may have had or brought, or at any time

in the future may have or bring, against AngloGold arising out of, or in connection with, the Bauxite Exploration Agreement except for any Claim, Loss or Legal Liability that arises prior to the Completion Date.

4. **WAIVER**

4.1 **Waiver by Bauxite/Alumina Joint Venturers**

The Bauxite/Alumina Joint Venturers waive their first right of refusal under clause 20(i) of the Bauxite Compensation Agreement in relation to the acquisition by the Covenantor of the interest of AngloGold in the Property (if and to the extent such right applies to those acquisitions).

4.2 **Waiver by Sotico**

Sotico waives its right under clause 15.1 of the 1991 Sale and Purchase Agreement to require AngloGold to provide Sotico notice of AngloGold's intention to dispose of its interest in the Property (or the relevant portion thereof) in advance of disposing of that interest to the Covenantor (if and to the extent such right applies to those disposals).

5. **SOTICO CAVEATS**

(a) Sotico must provide to AngloGold fully and correctly completed and executed withdrawal forms in respect of the Sotico Caveats for lodgement with Landgate within 10 Business Days of having received a written request from AngloGold to provide such withdrawal forms.

(b) AngloGold undertakes not to lodge such withdrawal forms before completion of the SPA.

6. **COUNTERPARTS**

(a) This Deed may be executed in counterparts.

(b) If this Deed is executed in counterparts, each counterpart is an original and all of the counterparts together constitute the same document.

7. **COSTS AND STAMP DUTY**

(a) Except to the extent specified in paragraph (b) of this clause 7, each party must bear and is responsible for its own costs in connection with the preparation, execution, completion and carrying into effect of this Deed.

(b) The Covenantor must bear and is responsible for, and must indemnify and keep indemnified the other parties to this Deed, against all stamp duty (together with any related interest, penalty, fine and expense) and registration fees payable on or in respect of or as a consequence of:

(i) this Deed; and

(ii) any instrument, document, agreement, deed or transaction contemplated in or necessary to give effect to this Deed.

8. **GOVERNING LAW**

This Deed is governed by the law in force in Western Australia and the parties submit to the non-exclusive jurisdiction of the courts of Western Australia and any courts which may hear appeals from those courts in respect of any proceedings in connection with this Deed.

9.

EXECUTED and delivered as a deed in Perth.

EXECUTED as a deed in accordance with section 127 of the *Corporations Act 2001* by **SADDLEBACK INVESTMENTS PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

EXECUTED as a deed in accordance with section 127 of the *Corporations Act 2001* by **ANGLOGOLD ASHANTI AUSTRALIA LIMITED**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

EXECUTED as a deed in accordance with section 127 of the *Corporations Act 2001* by **SOTICO PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

EXECUTED as a deed in accordance with section 127 of the *Corporations Act 2001*
by **WESFARMERS BUNNINGS LIMITED**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

EXECUTED as a deed in accordance with section 127 of the *Corporations Act 2001*
by **BHP BILLITON ALUMINIUM (RAA) PTY LIMITED**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

EXECUTED as a deed in accordance with section 127 of the *Corporations Act 2001*
by **BHP BILLITON ALUMINIUM (WORSLEY) PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

EXECUTED as a deed in accordance with section 127 of the *Corporations Act 2001* by **JAPAN ALUMINA ASSOCIATES (AUSTRALIA) PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

EXECUTED as a deed for and on behalf of **SOJITZ ALUMINA PTY LTD** by its duly appointed attorney Japan Alumina Associates (Australia) Pty Ltd (which declares that it has not had notice of the revocation of the power of attorney under which it is appointed):

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

EXECUTED as a deed in accordance with section 127 of the *Corporations Act 2001* by **BHP BILLITON WORSLEY ALUMINA PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Schedule 11

DEED OF COVENANT WORSLEY TRANSFER AGREEMENT & LETTER AGREEMENT

Deed of Covenant
Worsley Transfer Agreement
& Letter Agreement

Saddleback Investments Pty Ltd
ACN 134 978 224
Newmont Boddington Pty Limited
ABN 32 062 936 547
AngloGold Ashanti Australia Limited
ABN 42 008 737 424
BHP Billiton Aluminium (RAA) Pty Ltd
ABN 54 095 831 119
BHP Billiton Aluminium Australia Pty Ltd
ABN 65 063 671 349
Japan Alumina Associates (Australia) Pty Ltd
ABN 42 008 907 524
Sojitz Alumina Pty Limited
ABN 59 009 309 344
BHP Billiton Worsley Alumina Pty Ltd
ABN 58 008 905 155

DEED OF COVENANT

DATE 2009

BETWEEN

Saddleback Investments Pty Ltd ACN 134 978 224 of Level 1, 388 Hay Street, Subiaco, Western Australia (**Covenantor**)

Newmont Boddington Pty Limited ABN 32 062 936 547 (formerly Normandy Boddington Pty Ltd) of Level 1, 388 Hay Street, Subiaco, Western Australia (**Newmont**)

AngloGold Ashanti Australia Limited ABN 42 008 737 424 (formerly Acacia Resources Limited) of Level 13, St Martin's Tower, 44 St Georges Terrace, Perth, Western Australia (**AngloGold**)

BHP Billiton Aluminium (RAA) Pty Ltd ABN 54 095 831 119 (formerly Reynolds Australia Alumina Ltd) of Gastaldo Road, Allanson, Western Australia (**Billiton RAA**)

BHP Billiton Aluminium Australia Pty Ltd ABN 65 063 671 349 (formerly Billiton Australia Pty Limited) of Level 14, Riverside Centre, 123 Eagle Street, Brisbane, Queensland (**Billiton Aluminium**)

Japan Alumina Associates (Australia) Pty Ltd ABN 42 008 907 524 (formerly Kobe Alumina Associates (Australia) Pty Ltd) of Level 21, 140 St Georges Terrace, Perth Western Australia (**Japan Alumina**)

Sojitz Alumina Pty Limited ABN 59 009 309 344 (formerly Nissho Iwai Alumina Pty Ltd) of Level 9, 172-176 St Georges Terrace, Perth, Western Australia (**Sojitz**)

BHP Billiton Worsley Alumina Pty Ltd ABN 58 008 905 155 (formerly Worsley Alumina Pty Ltd) of Gastaldo Road, Allanson, Western Australia (**Worsley**)

RECITALS

A. Under the terms of a Deed of Transfer dated 28 April 1998 between the then Worsley Joint Venturers and the then BGM Joint Venturers (**Deed of Transfer**), the Worsley Joint Venturers agreed to assign to the BGM Joint Venturers, all of the Worsley Joint Venturers' right, title and interest in certain mining tenements and mining tenement applications.

B. Under the terms of the Letter Agreement, Worsley (for and on behalf of the Worsley Joint Venturers) agreed to withdraw an objection to the grant of an application for Miscellaneous Licence 70/95 on the terms set out in the Letter Agreement.

C. Under the terms of the SPA, AngloGold has agreed to sell, and the Covenantor has agreed to purchase, the entire interest of AngloGold in the Boddington Gold Mine Joint Venture.

D. With effect from the Completion Date (as defined in the SPA), AngloGold will assign to the Covenantor, and the Covenantor will assume, all of AngloGold's right, title, interest, obligations and liabilities under the Deed of Transfer.

E. Clause 10(b) of the Deed of Transfer allows AngloGold to assign all of its rights and interest in the Deed of Transfer as part of an assignment or disposition of the whole of its BGM Interest (as defined in the Deed of Transfer) provided that the assignee enters into a deed of covenant in a form acceptable to the other parties to the Deed of Transfer assuming AngloGold's rights and obligations under the Deed of Transfer arising on or after the date of completion of the assignment.

F. Paragraph (k)(ii) of the Letter Agreement provides that a BGM Joint Venturer may assign its interest in Miscellaneous Licence 70/95 as part of an assignment of its BGM Interest provided the assignee agrees to be bound by the Letter Agreement.

G. The Covenantor enters into this Deed in compliance with clause 10(b) of the Deed of Transfer and paragraph (k)(ii) of the Letter Agreement.

THE PARTIES AGREE as follows

1. **DEFINITIONS AND INTERPRETATION**

1.1 **Definitions**

In this Deed, unless the context requires otherwise, terms defined in the Recitals have the meaning given in the Recitals, and:

BGMMC means BGM Management Company Pty Ltd (ABN 45 101 199 731) of Level 1, 388 Hay Street, Subiaco, Western Australia.

BGM Joint Venturers means Newmont and AngloGold.

Boddington Gold Mine Joint Venture means the joint venture carried on under the name 'Boddington Gold Mine Joint Venture' as constituted from time to time pursuant to the Joint Venture Agreement.

Joint Venture Agreement means the Further Restated BGM Joint Venturers Agreement dated 17 November 2006 between Newmont, AngloGold and BGMMC.

Letter Agreement means the letter issued by BGMMC to Worsley dated 20 April 2006 as attached to this deed and marked "A".

Newmont Australia means Newmont Australia Limited (ABN 86 009 295 765) of Level 1, 388 Hay Street, Subiaco, Western Australia.

Newmont Mining means Newmont Mining Corporation (ARBN 099 065 997) of 6363 South Fiddlers Green Circle, Greenwood Village, Colorado, USA.

SPA means the Sale and Purchase Agreement Boddington Gold Mine Joint Venture dated **[#]** between AngloGold, AngloGold Ashanti Limited (ARBN 090 101 170), the Covenantor, Newmont, Newmont Mining, Newmont Australia and BGMMC under which AngloGold has agreed to sell and the Covenantor has agreed to purchase the entire interest of AngloGold in the Boddington Gold Mine Joint Venture.

Worsley Joint Venturers means Billiton RAA, Billiton Aluminium, Japan Alumina and Sojitz.

1.2 Interpretation

In this Deed, unless the context requires otherwise:

(a) headings are for convenience only and do not affect interpretation;

(b) words importing the singular include the plural and vice versa;

(c) a reference to any agreement or document is to that agreement or document (and, where applicable, any of its provisions) as amended, novated, supplemented or replaced from time to time;

(d) a reference to any party includes that party's executors, administrators, substitutes, successors and permitted assigns;

(e) where an expression is defined, another part of speech or grammatical form of that expression has a corresponding meaning;

(f) a reference to legislation is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it; and

(g) a reference to any thing (including any right) includes a part of that thing.

2. COVENANT

In accordance with clause 10(b) of the Deed of Transfer and paragraph (k)(ii) of the Letter Agreement, for the benefit of the Worsley Joint Venturers (and their permitted substitutes and assigns), with effect on and from the Completion Date (as defined in the SPA), the Covenantor covenants to assume all of the obligations and liabilities of AngloGold arising on or after the Completion Date (as defined in the SPA) and to discharge those obligations and liabilities as and when required under:

(a) the Deed of Transfer; and

(b) the Letter Agreement.

3. RELEASE

With effect on and from the Completion Date (as defined in the SPA), each of Newmont, Billiton RAA, Billiton Aluminium, Japan Alumina, Sojitz and Worsley releases and discharges AngloGold from all its obligations and liabilities under:

(a) the Deed of Transfer; and

(b) the Letter Agreement,

to the extent such obligations have been assumed by the Covenantor under clause 2 of this Deed.

4. **COSTS AND STAMP DUTY**

(a) Except to the extent specified in paragraph (b) of this clause 4, each party must bear and is responsible for its own costs in connection with the preparation, execution, completion and carrying into effect of this Deed.

(b) The Covenantor must bear and is responsible for, and must indemnify and keep indemnified the other parties to this Deed against, all stamp duty (together with any related interest, penalty, fine and expense) and registration fees payable on or in respect of or as a consequence of:

(i) this Deed; and

(ii) any instrument, document, agreement, deed or transaction contemplated in or necessary to give effect to this Deed.

5. **COUNTERPARTS**

This Deed may be executed in counterparts and each counterpart is an original and all of the counterparts together constitute the same document.

6. **GOVERNING LAW**

This Deed is governed by the law in force in Western Australia and the parties submit to the non-exclusive jurisdiction of the courts of Western Australia and any courts which may hear appeals from those courts in respect of any proceedings in connection with this deed.

EXECUTED and delivered as a deed in Perth.

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **SADDLEBACK INVESTMENTS PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **NEWMONT BODDINGTON PTY LIMITED**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **ANGLOGOLD ASHANTI AUSTRALIA LIMITED**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **BHP BILLITON ALUMINIUM (RAA) PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **BHP BILLITON ALUMINIUM AUSTRALIA PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **JAPAN ALUMINA ASSOCIATES (AUSTRALIA) PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Executed as a deed in accordance with section 127 of the *Corporations Act 2001*
by **SOJITZ ALUMINA PTY LIMITED**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Executed as a deed in accordance with section 127 of the *Corporations Act 2001*
by **BHP BILLITON WORSLEY ALUMINA PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Schedule 12

DEED OF ASSIGNMENT AND ASSUMPTION PRODUCT SALES DOCUMENTS

ANGLOGOLD ASHANTI AUSTRALIA LIMITED (ABN 42 008 737 424)

AND

SADDLEBACK INVESTMENTS PTY LTD (ACN 134 978 224)

AND

NEWMONT BODDINGTON PTY LTD (ABN 32 062 936 547)

AND

NEWMONT MINING SERVICES PTY LTD (ACN 008 087 778)

DEED OF ASSIGNMENT AND ASSUMPTION
PRODUCT SALES DOCUMENTS

TABLE OF CONTENTS

THIS DEED is made this day of 2009

BETWEEN

1. **ANGLOGOLD ASHANTI AUSTRALIA LIMITED** (ABN 42 008 737 424) of Level 13, St Martins Tower, 44 St Georges Terrace, Perth, Western Australia 6000 ("**AngloGold**");

AND

2. **SADDLEBACK INVESTMENTS PTY LTD** (ACN 134 978 224) of Level 1, 388 Hay Street, Subiaco, Western Australia 6008 (**"SIPL"**);

AND

3. **NEWMONT BODDINGTON PTY LTD** (ABN 32 062 936 547) of Level 1, 388 Hay Street, Subiaco, Western Australia 6008 (**"NBPL"**);

AND

4. **NEWMONT MINING SERVICES PTY LTD** (ACN 008 087 778) of Level 1, 388 Hay Street, Subiaco, Western Australia 6008 (**"NMS"**).

BACKGROUND

A. AngloGold and NMS are parties to the Consulting Agreement.

B. AngloGold and NBPL are the signatories to the BGM Marketing Committee Charter.

C. AngloGold and NBPL are parties to the Copper Sales MoAs.

D. With effect from completion under the SPA, AngloGold wishes to assign to SIPL the Assigned Interest.

E. The purpose of this Deed is to record the assignment of the Assigned Interest from AngloGold to SIPL, and the assumption by SIPL of the obligations and liabilities of AngloGold under the Principal Agreements, effective from the Completion Date.

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATIONS

1.1 Definitions

In this Deed, unless the context otherwise requires, the following expressions have the following meanings respectively:

Assigned Interest means all of AngloGold's rights, titles, estates, claims, and interests under the Principal Agreements.

BGMMC means BGM Management Company Pty Ltd (ABN 45 101 199 731) of Level 1, 388 Hay Street, Subiaco, Western Australia.

BGM Marketing Committee Charter means the Restated BGM Marketing Committee Charter between NBPL and AngloGold effective from 1 January 2008.

BGM Project has the meaning given to that term in the SPA.

Boddington Gold Mine Joint Venture means the joint venture carried on under the name ‘Boddington Gold Mine Joint Venture’ as constituted from time to time pursuant to the Joint Venture Agreement.

Completion Date has the meaning given to that term in the SPA.

Consulting Agreement means the Consulting Agreement between AngloGold and NMS dated 1 March 2006 as extended by extension letter dated 10 December 2007 and further extended by extension letter dated 24 December 2008.

Copper Sales Agreements mean [***list any copper sale agreement entered into by or on behalf of AngloGold before the Completion Date in respect of the sale of concentrate from the BGM Project***].

Copper Sales MoAs means:

(a) the Memorandum of Agreement between AngloGold, NBPL and Louis Dreyfus Commodities Metals Suisse SA dated September 2008;

(b) the Memorandum of Agreement between AngloGold, NBPL and Trafigura Beheer BV Amsterdam dated **[ ]**;

(c) the Memorandum of Agreement between AngloGold, NBPL and Norddeutsche Affinerie AG dated September 2008;

(d) the Memorandum of Agreement between AngloGold, NBPL and Sumitomo Metal Mining Co Ltd dated September 2008;

(e) the Memorandum of Agreement between AngloGold, NBPL and LS Nikko Copper dated September 2008;

(f) the Memorandum of Agreement between NBPL and Trafigura Beheer B.V. Amsterdam Zurishstasse dated 19 January 2009; and

(g) [***list any other memorandum of agreement entered into by or on behalf of AngloGold before the Completion Date in respect of the sale of concentrate from the BGM Project***].

Deed means this deed and any amendments to it which are reduced to writing and signed by all the parties to this Deed.

Joint Venture Agreement means the Further Restated BGM Joint Venturers Agreement dated 17 November 2006 between NBPL, AngloGold and BGMMC.

Newmont Australia means Newmont Australia Limited (ABN 86 009 295 765) of Level 1, 388 Hay Street, Subiaco, Western Australia.

Newmont Mining means Newmont Mining Corporation (ARBN 099 065 997) of 6363 South Fiddlers Green Circle, Greenwood Village, Colorado, USA.

Principal Agreements means the Consulting Agreement, the Copper Sales MoAs and the Copper Sales Agreements.

SPA means the Sale and Purchase Agreement Boddington Gold Mine Joint Venture dated **[#]** between AngloGold, AngloGold Ashanti Limited (ARBN 090 101 170), SIPL, NBPL, Newmont Mining, Newmont Australia and BGMMC under which AngloGold has agreed to sell and SIPL has agreed to purchase the entire interest of AngloGold in the Boddington Gold Mine Joint Venture.

1.2 Interpretation

In this Deed including the Background, unless the contrary intention appears:

(a) words denoting the singular include the plural and vice versa;

(b) a reference to any one of an individual, corporation, partnership, joint venture, association, authority, trust or government includes (as the context requires) any other of them;

(c) the table of contents and headings are for convenience only and do not affect interpretation;

(d) a reference to any instrument (such as a deed, agreement or document) is to that instrument (or, if required by the context, to a part of it) as amended, novated, substituted or supplemented at any time and from time to time;

(e) a reference to a Party is a reference to a party to this Deed and includes that Party's executors, administrators, successors and permitted assigns;

(f) a reference to a recital, clause, schedule or annexure is to a recital, clause (including sub-clause, paragraph, sub-paragraph or further subdivision of a clause), schedule or annexure of or to this Deed, and a reference to a paragraph is to a paragraph in a schedule;

(g) a reference to any legislation or legislative provision includes any statutory modification or re-enactment of, or substitution for, and any subordinate legislation under, that legislation or legislative provision;

(h) where an expression is defined, another part of speech or grammatical form of that expression has a corresponding meaning; and

(i) **including** and similar expressions are not and must not be treated as words of limitation.

2. ASSIGNMENT

As and from the Completion Date:

(a) AngloGold assigns the Assigned Interest to SIPL;

(b) SIPL accepts the Assigned Interest from AngloGold; and

(c) SIPL covenants with AngloGold to assume the obligations and liabilities of AngloGold under the Principal Agreements which arise or accrue on and from the Completion Date and undertakes to discharge

those obligations and liabilities as and when required under the Principal Agreements.

3. CONSULTING AGREEMENT

(a) SIPL covenants with NMS, with effect on and from the Completion Date, to observe, perform and be bound by all of the terms and provisions binding on, and all of the obligations of, AngloGold under or in connection with the Consulting Agreement.

(b) NMS:

(i) consents to SIPL being the holder of the Assigned Interest to the extent such Assigned Interest relates to the Consulting Agreement as and from the Completion Date and assuming the obligations of AngloGold in accordance with (and to the extent referred to in) clause 3(a); and

(ii) acknowledges that, with effect on and from the Completion Date, SIPL will be entitled to exercise all of the rights, privileges and benefits of AngloGold under or in connection with the Consulting Agreement.

(c) With effect on and from the Completion Date, NMS releases and forever discharges AngloGold from all claims, demands and liabilities which arise on or after the Completion Date (but not, for the avoidance of doubt, which have arisen prior to the Completion Date) relating to any or all of the terms and provisions binding on, or the obligations of, AngloGold under or in connection with the Consulting Agreement.

(d) NMS acknowledges and agrees that as at the Completion Date AngloGold is not in breach of the Consulting Agreement.

4. COPPER SALES MOAS

Promptly following the Completion Date, SIPL must give notice to the counterparties of the Copper Sales MoAs, other than NBPL, of the assignment of AngloGold's interests under the Copper Sales MoAs to SIPL.

[4A. COPPER SALES AGREEMENTS

SIPL covenants with AngloGold, with effect on and from the Completion Date, to observe, perform and be bound by all of the terms and provisions binding on, and all of the obligations of, AngloGold under or in connection with the Copper Sales Agreements.**]**

5. BGM MARKETING COMMITTEE CHARTER

NBPL and AngloGold agree that the BGM Marketing Committee Charter shall terminate with effect from the Completion Date and release each other with effect from the Completion Date from any claims under or in connection with the BGM Marketing Committee Charter which have or may have arisen on or before the Completion Date.

6. FURTHER DOCUMENTS

The Parties shall execute and deliver all such documents and do all such things as may be reasonably necessary or desirable to give full effect to this Deed according to its tenor or which may be required to secure the consent or approval of any person as required to comply with any applicable laws and shall use their best endeavours to achieve satisfaction of any such consents or approvals.

7. COSTS AND STAMP DUTY

Each Party shall bear its costs arising out of the negotiation, preparation and execution of this Deed. All stamp duty (including fines, penalties and interest) which may be payable on or in connection with this Deed and any instrument executed under this Deed shall be borne by SIPL.

8. COUNTERPARTS

This Deed may be executed in any number of counterparts and all of those counterparts, taken together, will be deemed to constitute the same instrument.

9. GOVERNING LAW

This Deed is governed by the law in force in Western Australia and the Parties submit to the non-exclusive jurisdiction of the courts of Western Australia and all courts competent to hear appeals from the courts of Western Australia in respect of all proceedings arising in connection with this Deed.

EXECUTED and delivered as a deed in Perth.

Executed as a deed in accordance with section 127
of the *Corporations Act 2001*
by **ANGLOGOLD ASHANTI AUSTRALIA LIMITED**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Executed as a deed in accordance with section 127
of the *Corporations Act 2001*
by **SADDLEBACK INVESTMENTS PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **NEWMONT BODDINGTON PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **NEWMONT MINING SERVICES PTY LTD**:

Signature of director	Signature of director/secretary
Name of director	Name of director/secretary

Schedule 13

PURCHASER'S CROSS CHARGE

PURCHASER’S CROSS CHARGE

Date

Parties

1. **Saddleback Investments Pty Ltd** (ACN 134 978 224) (***Chargor***)
2. **Newmont Boddington Pty Ltd** (ABN 32 062 936 547) (***Newmont***)
3. **BGM Management Company Pty Ltd** (ABN 45 101 199 731) (***Manager***)

Recitals

A The Joint Venturers are parties to a joint venture agreement dated 17 November 2006 (the ***Further Restated BGM Joint Venturers Agreement)*** for the purposes of operating the BGM Project.

B By the terms of the Further Restated BGM Joint Venturers Agreement and a management agreement executed contemporaneously with the Further Restated BGM Joint Venture Agreement (the ***BGM Management Agreement***), certain payments are to be made from time to time by the Chargor to the Manager to meet the Chargor’s obligations under the Further Restated BGM Joint Venturers Agreement and the BGM Management Agreement.

C It is a further term of the Further Restated BGM Joint Venturers Agreement that the Chargor will enter into this Deed for the purposes of securing the obligations of the Chargor to make such payments and that the Chargor will register this Deed in all places required by law to perfect the security hereby constituted or to avoid that security becoming void whether totally or against any particular person.

It is agreed as follows.

1. In this Deed unless the contrary intention appears words, phrases and expressions defined or given a special meaning in the Further Restated BGM Joint Venturers Agreement have the same meanings in this Deed.

   BGM Products means all the Chargor's right, title and interest both present and future in:

   (i) the right to receive its share of all gold and other Minerals products except bauxite of the BGM Project;

   (ii) the interest of the Chargor as tenant in common in all gold, other Minerals except bauxite, metal and other products of the BGM Project not yet taken in kind by the Chargor; and

   all gold and other Minerals products except bauxite of the BGM Project taken in kind by the Chargor pursuant to the Further Restated BGM Joint Venturers Agreement.

   Charged Property has the meaning set out in Clause 3 of the Appendix.

   Deed means this Deed including the Appendix, as the same may be amended from time to time.

   Default means default in the payment of any Secured Sum.

   Due Date means the date on which the Chargor is first required by the terms of the Further Restated BGM Joint Venturers Agreement or the BGM Management Agreement to pay any Called Sum.

   Encumbrance means any assignment (whether absolute, by way of security or otherwise), mortgage, charge, pledge, security interest, production payment, lien or other encumbrance, other than liens arising by operation of law.

   Prospective Liability has the meaning set out in Section 261(1) of the Corporations Act.

   Secured Sum means any Called Sum which is owing and unpaid by the Chargor for a period of not less than fourteen (14) days after the Due Date together with interest thereon and all royalties, costs and expenses incurred by any Joint Venturer or the Manager as the result of such default.

   The singular includes the plural and vice versa and words importing one gender include the other genders.

2. On Default by the Chargor, any Non-Defaulting Joint Venturer may request the Manager in its own name to take all action available under this Deed to enforce the charges contained in this Deed on behalf of the Non-Defaulting Joint Venturers and the Manager shall forthwith comply with such request.

3. For the purpose of securing the payment of all Secured Sums by the Chargor, the Chargor hereby charges all the BGM Products, both present and future and the proceeds of sale of the BGM Products, in favour of the other Joint Venturers and the Manager to the intent that such charge shall be a first floating charge in priority to any or all other Encumbrances given, entered into or incurred by the Chargor in relation to the property and rights charged by this Deed.

4. The Manager and the Non-Defaulting Joint Venturers shall have the right on Default:

   (i) to take possession of and sell, or sell without taking possession, any of the BGM Products (excluding the right to any BGM Products to be produced subsequent to the date of any such sale) and apply the proceeds thereof in accordance with this Deed; and

(ii) to appropriate and apply any other proceeds of sale of the BGM Products (excluding any BGM Products to be produced subsequent to the date of sale referred to in Clause 4(i)) in accordance with this Deed.

5. The Chargor warrants to and covenants with each of the other Joint Venturers that any other Encumbrance which it may give or enter into in relation to the property and rights charged pursuant to Clause 3 must acknowledge the priority of and be subject to the charge in favour of the other Joint Venturers and the Manager created pursuant to Clause 3 and must contain a provision that the Encumbrance is thereby postponed to the rights of the other Joint Venturers and the Manager on their behalf.

6. The charge contained in Clause 3 is granted subject to and with the benefit of the conditions in the Appendix to this Deed.

7. Without prejudice to any other remedy available, in the event of Default, the Non-Defaulting Joint Venturers and the Manager will thereupon become entitled to enforce the charge herein.

8. The Chargor will from time to time execute and deliver such further mortgages, charges and other documents as may be reasonably requested by any Joint Venturer or the Manager in order to confirm or effectuate the intent and purposes of this Deed.

9. The Chargor covenants with each other Joint Venturer and the Manager that it will not enter into any other Encumbrance covering its BGM Interest without obtaining from the other party to the Encumbrance a Deed of Covenant in the form of Schedule 2 of the Further Restated BGM Joint Venturers Agreement and any other Encumbrance entered into without such a Deed will be void and of no effect.

10. In the event that the Chargor when not in Default sells, transfers or assigns all or part of its BGM Interest in accordance with the Further Restated BGM Joint Venturers Agreement, the other Joint Venturers and the Manager will at the time of completion of such sale, transfer or assignment, release and discharge the charges herein contained in respect of the BGM Interest or part thereof sold, transferred or assigned. Each other Joint Venturer and the Manager covenants to duly register, file or record all such notices or documents relating thereto as may be required or permitted by law.

11. The Chargor, the other Joint Venturers and the Manager covenant each with the others and with one another to execute and deliver all such assurances, deeds, instruments, notices and directions and do all such acts and things as may be necessary to release and discharge that part of the BGM Interest of the Chargor or another Joint Venturer which is sold pursuant to the BGM Joint Venture Agreement and so becomes part of the BGM Interest of another Joint Venturer. The Chargor, the other Joint Venturers and the Manager covenant, each with the others and with one another, to duly register, file or record all such notices or documents relating thereto as may be required by law.

12. (a) Any amount recovered by a Joint Venturer or the Manager as a result of enforcing any of the charges hereby granted or executing any of the powers hereby conferred (that is to say "by execution of this Cross Charge") will be held in trust by the Joint Venturer or the Manager, whichever the case may be, for all the Joint Venturers and the Manager and will be applied in accordance with the following provisions of this clause.

(b) Unless a court of competent jurisdiction otherwise orders, any amount recovered by execution of this Cross Charge shall be applied as follows:

(i) first, in payment of any moneys having priority to the charge created by Clause 3 of this Deed;

(ii) secondly, in payment of all costs, charges and expenses of and incidental to the appointment of the Receiver under this Deed and the exercise by him, the Manager or the other Joint Venturers of all or any of the powers aforesaid including the reasonable remuneration of the Receiver;

(iii) thirdly, in or towards the satisfaction of any costs, charges, expenses and liabilities incurred or payments, including but not limited to stamp duty, made in or about the recovery of that amount by way of execution;

(iv) fourthly, if any part of the amount recovered remains after satisfaction of the costs, charges, expenses, liabilities and payments in accordance with Clause 12(b)(iii), by application of the remaining part in or towards the discharge of the Chargor's obligations in relation to Secured Sums; and

(v) fifthly, if any part of the amount recovered remains after discharge of the Secured Sums by the Chargor in accordance with Clause 12(b)(iv) then subject to all proper claims enforceable under other Encumbrances, by payment of the remaining part to the Chargor.

(c) The claims of the Joint Venturers will, as between those claims, rank pari passu and rateably, to the intent that if the amount recovered by way of execution of this Cross Charge is less than the amount required to discharge the Chargor's obligations in relation to Secured Sums the amount will be apportioned and paid to the claimants in proportion to their respective claims.

13. The Chargor will immediately register or file or both register and file this Deed or record such other notices or documents relating thereto in the State and in other jurisdictions to which it is subject as may be required by the law of those jurisdictions to perfect the security hereby given or to avoid that security becoming void whether totally or against any particular person and shall pay or make provision satisfactory to the other parties for the payment of any applicable stamp duty, registration or filing fees on the charges created by it.

14. The Chargor shall from time to time furnish to the other Joint Venturers and the Manager such information as is appropriate or as may reasonably be requested by any other Joint Venturer or the Manager in order to determine in which place or places registration or filing of this Deed or recording of such other notices or documents relating thereto is necessary or desirable to give effect to the purposes of such registration, filing or recording pursuant to Clause 13. The Chargor and the Joint Venturers must co-operate to do and perfect all registrations, filings or recordings which are so necessary or desirable.

15. Any notice, demand, consent or other communication (a ***Notice***) given or made under this Deed:

(i) must be in writing and signed by a person duly authorised by the sender;

(ii) must be delivered to the intended recipient by prepaid post (if posted to an address in another country, by registered airmail) or by hand or fax to the address or fax number below or the address or fax number last notified by the intended recipient to the sender:

(A) Newmont: Newmont Boddington Pty Ltd
Level 1, 388 Hay Street
Subiaco WA 6008
Attention: Company Secretary

Facsimile: + 618 9423-6270

(B) Chargor: Saddleback Investments Pty Ltd
Level 1, 388 Hay Street
Subiaco WA 6008

Attention: Company Secretary
Facsimile: 6189423 6270

(C) Manager: BGM Management Company Pty Ltd
Boddington Gold Mine Administration
Building
Old Soldiers Road
Boddington WA 6390

Attention: Company Secretary
Facsimile: + 618 9883 4208

(iii) will be taken to be duly given or made:

(A) in the case of delivery in person, when delivered;

(B) in the case of delivery by post, two Business Days after the date of posting (if posted to an address in the same country) or seven Business Days after the date of posting (if posted to an address in another country); and

(C) in the case of fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages and the correct destination fax number or name of recipient and indicating that the transmission has been made without error,

but if the result is that a Notice would be taken to be given or made on a day that is not a business day in the place to which the Notice is sent, or at later than 4.00pm (local time), it will be taken to have been duly given or made at the start of business on the next business day in that place.

16. This Deed shall be governed by and take effect and be construed in accordance with the laws of the State of Western Australia.

17. If it is held by a court of competent jurisdiction that:

(i) any part of this Deed would be void, voidable, illegal or unenforceable; or

(ii) this Deed would be void, voidable, illegal or unenforceable unless any part of this Deed were severed from this Deed,

that part shall be severable from and shall not affect the continued operation of the rest of this Deed.

18. (a) In accordance with the provisions of the Corporations Act and for the purpose of fixing priorities between the charges contained in this Deed and any registrable charge over the property and rights charged by this Deed which is subsequently registered under the Corporations Law or which remains unregistered the parties hereto agree that each of the charges contained in this Deed secures a Prospective Liability of a specified amount being, in the case of the charges created by:

(i) Saddleback Investments Pty Ltd $#]]

(b) In addition to the amount of the Prospective Liabilities specified above the charges also secure Prospective Liabilities of unspecified amounts being all other Secured Sums and except for the purposes of Section 282(3) of the Corporations Act charges created by this Deed will not be in any way limited to the amounts specified in Clause 18(a).

Appendix

(Clauses 6 and 10)

1. The first floating charges created by this Deed will not hinder any sale or other dealings by the Chargor, in the ordinary course of or for the purpose of carrying on its business, with the property and rights charged thereby, prior to a party becoming entitled to enforce the charge.

2. None of the property charged by this Deed will be subjected to any other Encumbrance ranking either in priority to or pari passu with the charges created by this Deed.

3. A Joint Venturer or the Manager entitled to take action to enforce any of the charges contained in this Deed may, at any time after its entitlement to enforce the said charge arises, appoint a Receiver of the property and rights charged thereunder (the ***Charged Property***) and may in like manner from time to time remove any Receiver so appointed and appoint another in his stead. Any such appointment or removal shall be in writing.

4. (a) A Receiver so appointed shall be deemed to be the agent of the Chargor which shall be solely responsible for his acts and defaults and for his remuneration. The Receiver may exercise any or all of the following powers, authorities and discretions (which shall be interpreted separately and not by reference to one another) in addition to all other powers, authorities and discretions conferred on him by law and subject always to the terms and conditions of the Further Restated BGM Joint Venturers Agreement:

    (i) to take possession of, collect and get in the Charged Property and for that purpose to take any proceedings in the name of the Chargor or otherwise as seems expedient and to give effectual receipts accordingly for the same;

    (ii) to execute all such contracts, deeds, transfers and other assurances in the name and on behalf of the Chargor for the purpose of carrying into effect any of the powers and authorities conferred on the Receiver as he may see fit;

    (iii) to make any arrangement or compromise which he thinks expedient; and

    (iv) generally to do or cause to be done such acts and things respecting the Charged Property (without being responsible for any loss or damage which happens thereby) as he may think necessary and which could have been done or caused to be done if he had the absolute ownership of the Charged Property.

   (b) Any person paying the money to or otherwise dealing with a Receiver shall not be concerned to enquire whether any event has occurred to authorise the Receiver to act and the receipt of any such Receiver for any moneys arising under any of the powers aforesaid shall be a sufficient discharge without obligating the person paying the same to see to the application thereof.

(c) Any of the powers which the Receiver may exercise pursuant to Clause 4(a) of this Appendix may also be exercised by the Manager and any of the Joint Venturers other than the Chargor.

5. The net proceeds in respect of the BGM Interest of the Chargor from the carrying on of the BGM Project and the net proceeds from the sale of any property and rights charged pursuant to Clause 3 of this Deed must be applied by the Receiver, the Manager or the Joint Venturers (as the case may be) in accordance with Clause 12 of this Deed. Save as provided for in Clause 12 of this Deed, neither the Joint Venturers nor the Manager will be under any liability to the Receiver for his remuneration, costs, charges or expenses or otherwise.

6. The charge created by Clause 3 of this Deed will be deemed to be running and continuing securities notwithstanding any settlement on account or any other matter or thing whatsoever and shall remain in full force until final discharges thereof have been executed by the Manager and the Joint Venturers.

Executed as a **Deed** in Western Australia

Signed Sealed and Delivered for and on behalf of **Saddleback Investments Pty Ltd** by:

____

Director

____

Print Name

____

Director/Secretary

____

Print Name

Signed Sealed and Delivered for and on behalf of **Newmont Boddington Pty Ltd** by:

Director

Print Name

Director/Secretary

Print Name

Signed Sealed and Delivered for and on behalf of **BGM Management Company Pty Ltd** by:

Director

Print Name

Director/Secretary

Print Name

Schedule 14

PURCHASER'S ASSUMPTION DEED

BGM Joint Venture -
Purchaser's Assumption Deed

Saddleback Investments Pty Ltd
ACN 134 978 224

Newmont Boddington Pty Ltd
ABN 32 062 936 547

BGM Management Company Pty Ltd
ABN 45 101 199 731

Date 2009

Parties

1. **Saddleback Investments Pty Ltd** (ACN 134 978 224) of Level 1, 388 Hay Street, Subiaco, Western Australia (the ***New Joint Venturer)***
2. **Newmont Boddington Pty Ltd** (ABN 32 062 936 547) of Level 1, 388 Hay Street, Subiaco, Western Australia (the ***Continuing Joint Venturer***)
3. **BGM Management Company Pty Ltd (**ABN 45 101 199 731) of Level 1, 388 Hay Street, Subiaco, Western Australia (the ***Manager***).

Recitals

A Pursuant to a joint venture agreement dated 17 November 2006 (the ***Further Restated BGM Joint Venturers Agreement*)**, the Continuing Joint Venturer and AngloGold Ashanti Australia Limited (the ***Old Joint Venturer***) are the participants in a joint venture for the purpose of the exercise and development of the BGM Joint Venture, as defined and by the means prescribed in the Further Restated BGM Joint Venturers Agreement.

B Upon the execution and delivery of this Deed the Joint Venturers will be the Continuing Joint Venturer and the New Joint Venturer**.**

C The New Joint Venturer wishes to acquire all of the BGM Interest of the Old Joint Venturer and, by the terms of Clause 11 of the Further Restated BGM Joint Venturers Agreement, such acquisition will be effective only when the New Joint Venturer has executed and delivered to the Old Joint Venturer an assumption deed in substantially the form of this Deed.

It is agreed as follows:

1. For the purposes of this Deed words, phrases and expressions which are defined or given a special meaning in the Further Restated BGM Joint Venturers Agreement have the same meanings when used in this Deed.
2. The New Joint Venturer hereby covenants and agrees with the Continuing Joint Venturer and with the Manager to be bound by all the terms, conditions, warranties, restrictions, covenants and obligations under the Further Restated BGM Joint Venturers Agreement and the other instruments listed in the Schedule to this Deed of or affecting the Old Joint Venturer or the BGM Interest of the Old Joint Venturer, or of or affecting a purchaser or the BGM Interest of the New Joint Venturer (including the Old Joint Venturer's obligation to pay any Unpaid Called Sum) to the extent that such terms, conditions, warranties, restrictions, covenants and obligations relate to the BGM Interest of the Old Joint Venturer acquired by the New Joint Venturer (such BGM Interest representing a Proportionate Share of 33 and 3/9 %).

3. For the purposes of Clause 20 of the Further Restated BGM Joint Venturers Agreement, the address of the New Joint Venturer to which any notice, consent, offer, demand or other instrument required or authorised to be given or made under the Further Restated BGM Joint Venturers Agreement is:

   Saddleback Investments Pty Ltd
   Level 1, 388 Hay Street,
   Subiaco Western Australia 6008

   Attention: Company Secretary
   Facsimile: +618 9423-6176

4. This Deed may be executed in any number of counterparts each of which shall be deemed an original but all of which shall constitute one and the same instrument.

5. This Deed shall be governed by and take effect and be construed in accordance with the laws in force in the State of Western Australia.

SCHEDULE

(List such of the Project Agreements as are appropriate at the time of execution including all then current Chargee's Deeds of Covenant.)

3

Executed and delivered as a **Deed** in **Perth**

EXECUTED by SADDLEBACK INVESTMENTS PTY LTD (ACN 134 978 224) in accordance with Section 127(1) of the *Corporations Act 2001* (Cth) by authority of its directors**:**

____

Director

____

Print Name

____

Director/Secretary

____

Print Name

EXECUTED by **NEWMONT BODDINGTON PTY LTD** (ABN 32 062 936 547) in accordance with Section 127(1) of the *Corporations Act 2001* (Cth) by authority of its directors:

____

Director

____

Print Name

____

Director/Secretary

____

Print Name

EXECUTED by **BGM MANAGEMENT COMPANY PTY LTD** (ABN 45 101 199 731) in accordance with Section 127(1) of the *Corporations Act 2001* (Cth) by authority of its directors:

____
Director

____
Print Name

____
Director/Secretary

____
Print Name

5

Schedule 15

DEED OF ASSIGNMENT AND ASSUMPTION (OTHER CONTRACTS)

ANGLOGOLD ASHANTI AUSTRALIA LIMITED (ABN 42 008 737 424)

AND

SADDLEBACK INVESTMENTS PTY LTD (ACN 134 978 224)

AND

NEWMONT BODDINGTON PTY LTD (ABN 32 062 936 547)

AND

[Insert further parties]

DEED OF ASSIGNMENT AND ASSUMPTION
[Insert Subject]

1

TABLE OF CONTENTS

THIS DEED is made this day of 2009

BETWEEN

The person named and described in Item 1 of the Schedule ("**Assignor**")

AND

The person named and described in Item 2 of the Schedule ("**New Party**")

AND

The person or persons named and described in Item 3 of the Schedule ("**Continuing Party**")

BACKGROUND

A. The Assignor and each Continuing Party are parties to the agreement or deed described in Item 4 of the Schedule ("**Assigned Agreement**").

B. As a result of the agreement described in Item 5 of the Schedule ("**Sale Agreement**"), the Assignor has agreed to assign its rights under the Assigned Agreement in relation to the Assigned Interest to the New Party and the New Party has agreed to assume the obligations of the Assignor under the Assigned Agreement in relation to the Assigned Interest on and from the Assignment Date.

C. Each Continuing Party has agreed to release the Assignor from its obligations under the Assigned Agreement in relation to the Assigned Interest on and from the Assignment Date.

D. Each Continuing Party has agreed to consent to the transactions referred to in this Deed in accordance with the terms of this Deed.

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATIONS

1.1 Definitions

In this Deed, unless the context otherwise requires, the following expressions have the following meanings respectively:

Assigned Interest has the meaning set out in Item 6 of the Schedule.

Assignment Date means the date set out or described in Item 7 of the Schedule.

Deed means this deed and any amendments to it which are reduced to writing and signed by all the parties to this Deed.

1.2 Interpretation

In this Deed, including the Background, unless the contrary intention appears:

(a) words denoting the singular include the plural and vice versa;

(b) a reference to any one of an individual, corporation, partnership, joint venture, association, authority, trust or government includes (as the context requires) any other of them;

(c) the table of contents and headings are for convenience only and do not affect interpretation;

(d) a reference to any instrument (such as a deed, agreement or document) is to that instrument (or, if required by the context, to a part of it) as amended, novated, substituted or supplemented at any time and from time to time;

(e) a reference to a Party is a reference to a party to this Deed and includes that Party's executors, administrators, successors and permitted assigns;

(f) a reference to a recital, clause, schedule or annexure is to a recital, clause (including sub-clause, paragraph, sub-paragraph or further subdivision of a clause), schedule or annexure of or to this Deed, and a reference to a paragraph is to a paragraph in a schedule;

(g) a reference to any legislation or legislative provision includes any statutory modification or re-enactment of, or substitution for, and any subordinate legislation under, that legislation or legislative provision;

(h) where an expression is defined, another part of speech or grammatical form of that expression has a corresponding meaning; and

(i) **including** and similar expressions are not and must not be treated as words of limitation.

2. ASSIGNMENT

(1) The Assignor assigns as and from the Assignment Date the Assigned Interest to the New Party, which accepts such assignment.

(2) If the Assignment Date is a date earlier than the date set out at the commencement of this Deed then this Deed must take effect as if executed on that date.

(3) If the Assignment Date is an undetermined future date, the New Party must give to each Continuing Party prompt written notice of the date which is the Assignment Date.

(4) If the Assignment Date has not occurred by the date which is 180 days after the date of this Deed then this Deed must terminate and this Deed will have no force and effect.

3. CONSENT OF CONTINUING PARTY

With effect on and from the Assignment Date, each Continuing Party:

(a) consents to the New Party being the holder of the Assigned Interest and assuming the obligations of the Assignor in accordance with clause 4;

(b) acknowledges and agrees that the New Party will be entitled to exercise all of the rights, privileges and benefits of the Assignor in respect of the Assigned Interest under or in connection with the Assigned Agreement; and

(c) agrees to be bound by the terms of the Assigned Agreement as if the New Party were named in the Assigned Agreement as a party instead of the Assignor.

4. NEW PARTY ASSUMES LIABILITY

With effect on and from the Assignment Date, the New Party covenants with each Continuing Party that it:

(a) enjoys all the rights and interest of the Assignor under the Assigned Agreement in relation to the Assigned Interest and may hold and deal with the Assigned Interest without any interruption or disturbance from the Assignor; and

(b) assumes, observes, performs and will be bound by the obligations and liabilities of the Assignor under the Assigned Agreement in relation to the Assigned Interest which arise or accrue on and from the Assignment Date and undertakes to discharge those obligations and liabilities as and when required under the Assigned Agreement.

5. ASSIGNOR RELEASED

With effect on and from the Assignment Date, each Continuing Party releases and forever discharges the Assignor from all claims, losses, demands and liabilities which arise on or after the Assignment Date relating to or connected with the Assigned Interest except for any claim, loss, demand or liability arising before the Assignment Date.

6. INDEMNITY

The Sale Agreement contains indemnities which relate to the Assigned Agreement and those indemnities continue to apply notwithstanding the execution and operation of this Deed.

7. ACKNOWLEDGEMENT

Each Continuing Party acknowledges and agrees that, as at the Assignment Date, the Assignor is not in breach of the Assigned Agreement.

8. ADDRESS OF NEW PARTY TO NOTICES

For the purposes of the Assigned Agreement, the address of the New Party to which all Notices must be delivered is as follows:

Saddleback Investments Pty Ltd
Level 1, 388 Hay Street

Subiaco WA 6008
Fax No: +61 8 9423 6176
Attention: Company Secretary

9. FURTHER DOCUMENTS

The Parties must use their reasonable endeavours to execute and deliver all such documents and do all such things to give full effect to this Deed or which may be required to secure the consent or approval of any person as required to comply with any applicable laws and must use their reasonable endeavours to achieve satisfaction of any such consents or approvals.

10. COSTS AND STAMP DUTY

Each Party must bear its own costs arising out of the negotiation, preparation and execution of this Deed. All stamp duty (including fines, penalties and interest) payable on or in connection with this Deed and any instrument executed under this Deed must be borne by the New Party.

11. COUNTERPARTS

This Deed may be executed in any number of counterparts. All counterparts together will be taken to constitute the one instrument.

12. GOVERNING LAW

This Deed is governed by the law in force in Western Australia. Each Party submits to the non-exclusive jurisdiction of the courts of Western Australia and any courts which may hear appeals from those courts in respect of any proceedings in connection with this Deed.

Schedule

Item 1: The Assignor

AngloGold Ashanti Australia Limited (ABN 42 008 737 424) of Level 13, St Martin's Tower, 44 St Georges Terrace, Perth, Western Australia, 6000.

Item 2: The New Party

Saddleback Investments Pty Ltd (ACN 134 978 224) of Level 1, 388 Hay Street, Subiaco, Western Australia, 6008.

Item 3: The Continuing Party/Parties

[amend Item 3 as appropriate for each Assigned Agreement]
Newmont Boddington Pty Ltd (ABN 32 062 936 547) of Level 1, 388 Hay Street, Subiaco, Western Australia, 6008.

[Third Party Name] (ABN.....) of ***[third party address]***.

Item 4: The Assigned Agreement

[insert name, parties and date of the agreement to be assigned].

Item 5: Sale Agreement

The Sale and Purchase Agreement entitled 'Boddington Gold Mine Joint Venture Sale of AngloGold's BGM Interest' between AngloGold Ashanti Australia Limited (ABN 42 008 737 424), AngloGold Ashanti Limited (ARBN 090 101 170), Saddleback Investments Pty Ltd (ACN 134 978 224), Newmont Boddington Pty Ltd (ABN 32 062 936 547), Newmont Mining Corporation (ARBN 099 065 997), Newmont Australia Limited (ABN 86 009 295 765) and BGM Management Company Pty Ltd (ABN 45 101 199 731) dated [#] January 2009.

Item 6: Assigned Interest

All of the right, title, estate, claim and interest in, to and under the Assigned Agreement of the Assignor.

Item 7: The Assignment Date

The date on which 'Completion', as defined in the Sale Agreement, occurs under the Sale Agreement.

EXECUTED and delivered as a deed in ***[insert location].***

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **AngloGold Ashanti Australia Limited**:

Director Signature	Director/Secretary Signature
Print Name	Print Name

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **Saddleback Investments Pty Ltd**:

Director Signature	Director/Secretary Signature
Print Name	Print Name

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **Newmont Boddington Pty Ltd**:

Director Signature	Director/Secretary Signature
Print Name	Print Name

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by ***[insert name of continuing party]***:

Director Signature	Director/Secretary Signature
Print Name	Print Name

[insert further execution clauses if there are other parties to the relevant Agreement]

Schedule 16

PERFORMANCE BONDS AND VENDOR GROUP GUARANTEES

Part A — Performance Bonds

Tenement	Undertaking	Approximate Date of Dealing	Government Reference	Bank Reference	Amount (A$)
G70/218	Unconditional Performance Bond	18/09/2006	Bond 247939	R057906W	$ 79,166
G70/219	Unconditional Performance Bond	18/12/2006	Bond 253048	R058006W	$ 38,000
L70/95	Unconditional Performance Bond	18/09/2006	Bond 247936	R058306W	$ 51,666
L70/96	Unconditional Performance Bond	30/10/2006	Bond 251025	R064606W	$ 10,000
M264SA	Unconditional Performance Bond	18/09/2006	Bond 247934	R058206W	$ 1,209,988
M70/1031	Unconditional Performance Bond	18/09/2006	Bond 247949	R057806W	$ 1,679,150
M70/21	Unconditional Performance Bond	6/03/2007	Bond 262219	R092607W	$ 4,042,126
M70/22	Unconditional Performance Bond	6/05/2007	Bond 262223	R092707W	$ 1,428,819
M70/23	Unconditional Performance Bond	6/03/2007	Bond 262226	R092807W	$ 339,997
M70/24	Unconditional Performance Bond	6/03/2007	Bond 262232	R092907W	$ 2,965,804
M70/25	Unconditional Performance Bond	6/03/2007	Bond 262233	R093007W	$ 234,998
M70/799	Unconditional Performance Bond	18/09/2006	Bond 247951	R057706W	$ 3,437,632
				Total	**$15,517,346**

Part B — Vendor Group Guarantees

1. Guarantee by the Vendor in favour of Newmont Boddington dated 19 April 2006.
2. Unconditional Undertaking dated on or about 20 December 2007 given by or on behalf of the Vendor to Western Power in the sum of A$20,000,000 (bank reference R612207W).

EXECUTED as an agreement.

EXECUTED by **ANGLOGOLD ASHANTI AUSTRALIA LIMITED** by its duly authorised Attorney under power of attorney:

/s/ Nerilee Rockman	/s/ Igor Bogdanich
Signature of attorney	Signature of witness
Nerilee Rockman	Igor Bogdanich
Name of attorney	Name of witness

EXECUTED by **ANGLOGOLD ASHANTI LIMITED:**

/s/ Paul JG Dennison	/s/ Nerilee Rockman
Signature of officer	Signature of witness
Paul JG Dennison	Nerilee Rockman
Name of officer	Name of witness

EXECUTED by **SADDLEBACK INVESTMENTS PTY LTD** in accordance with Section 127 of the Corporations Act:

/s/ Andrew Michael Strelein	/s/ Christopher James Campbell
Signature of director	Signature of director/secretary
Andrew Michael Strelein	Christopher James Campbell
Name of director	Name of director/secretary

EXECUTED by **NEWMONT BODDINGTON PTY LTD**
in accordance with Section 127
of the Corporations Act:

/s/ Andrew Michael Strelein	/s/ Christopher James Campbell
Signature of director	Signature of director/secretary
Andrew Michael Strelein	Christopher James Campbell
Name of director	Name of director/secretary

EXECUTED by **NEWMONT MINING CORPORATION:**

/s/ E. Randy Engel	/s/ David R. Faley
Signature of officer	Signature of witness
E. Randy Engel	David R. Faley
Name of officer	Name of witness

EXECUTED by **NEWMONT AUSTRALIA LIMITED** in accordance
with Section 127 of the Corporations Act:

/s/ Andrew Michael Strelein	Christopher James Campbell
Signature of director	Signature of director/secretary
Andrew Michael Strelein	Christopher James Campbell
Name of director	Name of director/secretary

EXECUTED by **BGM MANAGEMENT COMPANY PTY LTD**
in accordance with Section
127 of the Corporations Act:

/s/ Andrew Michael Strelein	/s/ Philip J. Stephenson
Signature of director	Signature of director/secretary
Andrew Michael Strelein	Philip J. Stephenson
Name of director	Name of director/secretary

EXHIBIT 19.8

PRINCIPAL AND OPERATING SUBSIDIARIES FOR THE YEAR ENDED 31 DECEMBER

	Country of Incorporation	Shares held 2008	Shares held 2007	Percentage held	
				% 2008	% 2007
Principal subsidiaries					
AngloGold Ashanti Australia Limited	2	257,462,077	257,462,077	100	100
AngloGold Ashanti Holdings plc	7	3,373,171,254	2,132,183,982	100	100
AngloGold Offshore Investments Limited	5	5,000,000	5,000,000	100	100
AngloGold Ashanti USA Incorporated	11	234	150	100	100
		* 500	* 500		
Operating subsidiaries (1)					
AngloGold Ashanti Brasil Mineração Ltda	3	8,827,437,875	8,827,437,875	100	100
AngloGold Ashanti (Ghana) Limited	4	132,419,585	132,419,585	100	100
AngloGold Ashanti (Iduapriem) Limited	4	66,270	66,270	100	100
AngloGold Australia (Sunrise Dam) Pty Limited	2	2	2	100	100
AngloGold Namibia (Pty) Ltd	9	10,000	10,000	100	100
Cerro Vanguardia S.A.	1	13,875,000	13,875,000	92.50	92.50
AngloGold Ashanti (Colorado) Corp (2)	11	1,250	1,250	67	67
Geita Gold Mining Limited	10	2	2	100	100
Mineração Serra Grande S.A.	3	499,999,997	499,999,997	50	50
Societé Ashanti Goldfields de Guinée S.A.	6	3,486,134	3,486,134	85	85
Société des Mines de Morila S.A.	8	400	400	40	40
Société d'Exploitation des Mines d'Or de Sadiola S.A.	8	38,000	38,000	38	38
Société d'Exploitation des Mines d'Or de Yatela S.A.	8	400	400	40	40
Teberebie Goldfields Limited	4	2,066,667	2,066,667	100	100

* Indicates preference shares

Principal subsidiaries are those subsidiaries that hold material contracts and/or act as borrowers and/or guarantors of such material contracts.

(1) All the operating mines in South Africa, namely Great Noligwa, Kopanang, Moab Khotsong, Tau Lekoa, Mponeng, Savuka and TauTona, are all held by the parent company, AngloGold Ashanti Limited.

(2) Operates the Cripple Creek & Victor gold mine, a wholly-owned operation.

Country of incorporation – key

1 Argentina
2 Australia
3 Brazil
4 Ghana
5 Guernsey
6 Republic of Guinea
7 Isle of Man
8 Mali
9 Namibia
10 Tanzania
11 United States of America

EXHIBIT 19.12.1

CERTIFICATION

I, Mark Cutifani, certify that:

1. I have reviewed this annual report on Form 20-F of AngloGold Ashanti Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: May 4, 2009

/s/ Mark Cutifani
Mark Cutifani
Chief Executive Officer

EXHIBIT 19.12.2

CERTIFICATION

I, Srinivasan Venkatakrishnan, certify that:

1. I have reviewed this annual report on Form 20-F of AngloGold Ashanti Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: May 4, 2009

/s/ Srinivasan Venkatakrishnan
Srinivasan Venkatakrishnan
Chief Financial Officer

EXHIBIT 19.13

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AngloGold Ashanti Limited (the "Company") on Form 20-F for the period ending December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify that to the best of our knowledge:

1. The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 4, 2009

/s/ Mark Cutifani
Name: Mark Cutifani
Title: Chief Executive Officer

Date: May 4, 2009

/s/ Srinivasan Venkatakrishnan
Name: Srinivasan Venkatakrishnan
Title: Chief Financial Officer

Exhibit 19.15.1(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-10990 and No. 333-113789) of AngloGold Ashanti Limited of our report dated May 4, 2009, with respect to the consolidated financial statements of AngloGold Ashanti Limited and the effectiveness of internal control over financial reporting of AngloGold Ashanti Limited included in this Annual Report (Form 20-F) for the year ended December 31, 2008.

/s/ Ernst & Young Inc.

Ernst & Young Inc.
Registered Auditor

Johannesburg
Republic of South Africa
May 4, 2009

Exhibit 19.15.1(b)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-10990 and No. 333-113789) of AngloGold Ashanti Limited of our report dated June 15, 2007, with respect to the balance sheet of Société des Mines de Morila S.A. as of December 31, 2006, and the related statement of income, cash flows, and changes in shareholders' equity for the year then ended, as included in the December 31, 2008 Annual Report on Form 20-F of AngloGold Ashanti Limited.

/s/ Ernst & Young Inc.

Ernst & Young Inc.
Registered Auditor

Johannesburg
Republic of South Africa
May 4, 2009

Exhibit 19.15.2(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-10990 and No. 333-113789) of AngloGold Ashanti Limited of our report dated June 25, 2007, with respect to the balance of Société d'Exploitation des Mines d'Or de Yatela S.A. as of December 31, 2006, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, which report appears in the December 31, 2009 Annual Report (Form 20-F) of AngloGold Ashanti Limited.

/s/ KPMG

KPMG

Johannesburg
South Africa
April 30, 2009

Exhibit 19.15.2(b)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-10990 and No. 333-113789) of AngloGold Ashanti Limited of our report dated May 4, 2009, with respect to the balance sheet of Société d'Exploitation des Mines d'Or de Sadiola S.A. as of December 31, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 2008 and 2006, included in this Annual Report (Form 20-F) of AngloGold Ashanti Limited for the year ended December 31, 2008.

/s/ KPMG

KPMG
Registered Auditor

Bloemfontein
South Africa
May 4, 2009

Exhibit 19.15.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Société des Mines de Morila S.A.

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-10990 and No. 333-113789) of our report dated 22 April, 2009, with respect to the annual financial statements of Société des Mines de Morila S.A. included in this Annual Report (Form 20-F) for the year ended December 31, 2008.

/s/ BDO Stoy Hayward LLP

BDO Stoy Hayward LLP
London

April 29, 2009